SEC Number	PW-55
File Number

________________________________________________

PHILIPPINE LONG DISTANCE

TELEPHONE COMPANY

________________________________________________

(Company’s Full Name)

Ramon Cojuangco Building

Makati Avenue, Makati City

_________________________________________________

(Company’s Address)

(632) 816-8556

______________________________________

(Telephone Number)

Not Applicable

______________________________________

(Fiscal Year Ending)

(month & day)

SEC Form 17-Q

______________________________________

Form Type

Not Applicable

______________________________________

Amendment Designation (if applicable)

December 31, 2007

______________________________________

Period Ended Date

Not Applicable

__________________________________________________

(Secondary License Type and File Number)

March 4, 2008

Securities and Exchange Commission

Money Market Operations Department

SEC Building, EDSA

Mandaluyong City

Attention: Director Justina Callangan

Corporations Finance Department

Gentlemen:

In accordance with Section 17.1(b) of the Securities Regulation Code and SRC Rule 17.1, we submit herewith five (5) copies of SEC Form 17-Q with Management’s Discussion and Analysis and accompanying unaudited financial statements of the Company as at and for the year ended December 31, 2007.

Very truly yours, PHILIPPINE LONG DISTANCE TELEPHONE COMPANY /s/ Ma. Lourdes C. Rausa-Chan MA. LOURDES C. RAUSA-CHAN Corporate Secretary

COVER SHEET

P	W	-	5	5
S.E.C. Registration No.

P	H	I	L	I	P	P	I	N	E	L	O	N	G	D	I	S	T	A	N	C	E

T	E	L	E	P	H	O	N	E	C	O	M	P	A	N	Y

(Company’s Full Name)

R	A	M	O	N	C	O	J	U	A	N	G	C	O	B	L	D	G	.

M	A	K	A	T	I	A	V	E	.	M	A	K	A	T	I	C	I	T	Y

(Business Address: No. Street City/Town/Province)

JUNE CHERYL A. CABAL-FURIGAY	816-8534
Contact Person	Company Telephone Number

1	2	3	1	SEC FORM 17-Q	0	6	Every 2nd Tuesday
Month		Day		FORM TYPE	Month		Day
Fiscal Year					Annual Meeting

C	F	D	N/A
Dept. Requiring this Doc.			Amended Articles Number/Section

Total Amount of Borrowings
2,185,395 As of December 31, 2007	N/A	N/A
	Total No. of Stockholders	Domestic	Foreign

----------------------------------------------------------------------------------------------------------------------------------

To be accomplished by SEC Personnel concerned

______________________________
File Number	LCU

______________________________
Document I.D.	Cashier

STAMPS

Remarks: Please use black ink for scanning purposes.

SECURITIES AND EXCHANGE COMMISSION

SEC FORM 17-Q

QUARTERLY REPORT PURSUANT TO SECTION 17
OF THE SECURITIES REGULATION CODE (“SRC”) AND

SRC 17 (2) (b) THEREUNDER

1. For the quarterly period ended December 31, 2007

2. SEC Identification Number PW-55 3. BIR Tax Identification No. 000-488-793

4. Philippine Long Distance Telephone Company

Exact name of registrant as specified in its charter

5. Republic of the Philippines

Province, country or other jurisdiction of incorporation or organization

6. Industry Classification Code: (SEC Use Only)

7. Ramon Cojuangco Building, Makati Avenue, Makati City 0721

Address of registrant’s principal office Postal Code

8. (632) 816-8556

Registrant’s telephone number, including area code

9. Not Applicable

Former name, former address, and former fiscal year, if changed since last report

10. Securities registered pursuant to Sections 8 of the SRC

Title of Each Class Number of Shares of Common Stock Outstanding

Common Capital Stock, Php5 par value 188,740,519 shares as of December 31, 2007

11. Are any or all of these securities listed on the Philippine Stock Exchange?

Yes [ X ] No [ ]

12. Check whether the registrant

(a) has filed all reports required to be filed by Section 17 of the SRC during the preceding ten months (or for such shorter period that the registrant was required to file such reports):

Yes [ X ] No [ ]

(b) has been subject to such filing requirements for the past 90 days.

Yes [ X ] No [ ]

TABLE OF CONTENTS

Page

PART I - FINANCIAL INFORMATION 1

Item 1... Financial Statements 1

Item 2 Management’s Discussion and Analysis of Financial

Condition and Results of Operations 1

Financial Highlights and Key Performance Indicators 2

Overview 3

Changes in Accounting Policies 4

Results of Operations 4

Wireless 5

Revenues and Other Income 5

Expenses 12

Provision for Income Tax 14

Net Income 14

Fixed Line 14

Revenues and Other Income 14

Expenses 19

Provision for Income Tax 22

Net Income 22

Information and Communications Technology 22

Revenues and Other Income 22

Expenses 24

Benefit from Income Tax 26

Net Income 27

Plans and Prospects 27

Liquidity and Capital Resources 28

Operating Activities 28

Investing Activities 29

Financing Activities 30

Contractual Obligations and Commercial Commitments 33

Quantitative and Qualitative Disclosures about Market Risks 33

Impact of Inflation and Changing Prices 33

Related Party Transactions 33

ANNEX – Aging of Accounts Receivable A-1

SIGNATURES S-1

PART I –– FINANCIAL INFORMATION

Item 1. Financial Statements

Our consolidated financial statements as at December 31, 2007 (unaudited) and December 31, 2006 (restated) and for the years ended December 31, 2007 and 2006 and related notes (pages F-1 to F-101) are filed as part of this report on Form 17-Q.

Item 2. Management’s Discussion and Analysis of Financial Condition and Results of Operations

In the following discussion and analysis of our financial condition and results of operations, unless the context indicates or otherwise requires, references to “we,” “us,” “our” or “PLDT Group” mean the Philippine Long Distance Telephone Company and its consolidated subsidiaries, and references to “PLDT” mean the Philippine Long Distance Telephone Company, not including its consolidated subsidiaries (please see Note 2 – Summary of Significant Accounting Policies and Practices to the accompanying unaudited consolidated financial statements for a list of these subsidiaries, including a description of their respective principal business activities).

The following discussion and analysis of our financial condition and results of operations should be read in conjunction with the accompanying unaudited consolidated financial statements and the related notes. Our unaudited consolidated financial statements, and the financial information discussed below, have been prepared in accordance with Philippine Financial Reporting Standards, which differ in certain significant respects from generally accepted accounting principles in the United States.

The financial information appearing in this report and in the accompanying unaudited consolidated financial statements is stated in Philippine pesos. All references to “pesos,” “Philippine pesos” or “Php” are to the lawful currency of the Philippines; all references to “U.S. dollars,” “US$” or “dollars” are to the lawful currency of the United States; all references to “Japanese yen,” “JP¥” or “¥” are to the lawful currency of Japan and all references to “Euro” or “€” are to the lawful currency of the European Union. Translations of Philippine peso amounts into U.S. dollars in this report and in the accompanying unaudited consolidated financial statements were made based on the exchange rate of Php41.411 to US$1.00, the volume weighted average exchange rate at December 31, 2007 quoted through the Philippine Dealing System.

Some information in this report may contain forward-looking statements within the meaning of Section 27A of the U.S. Securities Act of 1933 and Section 21E of the U.S. Securities Exchange Act of 1934. We have based these forward-looking statements on our current beliefs, expectations and intentions as to facts, actions and events that will or may occur in the future. Such statements generally are identified by forward-looking words such as “believe,” “plan,” “anticipate,” “continue,” “estimate,” “expect,” “may,” “will” or other similar words.

A forward-looking statement may include a statement of the assumptions or bases underlying the forward-looking statement. We have chosen these assumptions or bases in good faith, and we believe that they are reasonable in all material respects. However, we caution you that forward-looking statements and assumed facts or bases almost always vary from actual results, and the differences between the results implied by the forward-looking statements and assumed facts or bases and actual results can be material, depending on the circumstances. When considering forward-looking statements, you should keep in mind the description of risks and cautionary statements in this report. You should also keep in mind that any forward-looking statement made by us in this report or elsewhere speaks only as at the date on which we made it. New risks and uncertainties come up from time to time, and it is impossible for us to predict these events or how they may affect us. We have no duty to, and do not intend to, update or revise the forward-looking statements in this report after the date hereof. In light of these risks and uncertainties, any forward-looking statement made in this report or elsewhere might not occur.

Financial Highlights and Key Performance Indicators

	December 31,		Increase (Decrease)
	2007	2006	Amount	%
(in millions, except for operational data, exchange rates and earnings per common share)

Consolidated Balance Sheets
Total assets	Php240,158	Php242,118	(Php1,960)	(1)
Property, plant and equipment – net	159,414	164,190	(4,776)	(3)
Cash and cash equivalents and short-term investments	30,862	25,197	5,665	22
Total equity	112,511	104,067	8,444	8
Notes payable and long-term debt	60,640	80,154	(19,514)	(24)
Net debt(1) to equity ratio	0.26x	0.53x	–	–

	Years Ended December 31,		Increase (Decrease)
	2007	2006(2)	Amount	%
	(Unaudited)	(Restated)
Consolidated Statements of Income
Revenues and other income	Php141,623	Php133,682	Php7,941	6
Expenses	88,366	91,452	(3,086)	(3)
Income before income tax	53,257	42,230	11,027	26
Net income attributable to equity holders of PLDT	36,004	35,138	866	2
Pre-tax income margin	38%	32%	–	–
Net income margin	25%	26%	–	–
Earnings per common share
Basic	188.42	188.03	0.39	–
Diluted	187.53	187.93	(0.40)	–
Consolidated Statements of Cash Flows
Net cash provided by operating activities	77,355	67,739	9,616	14
Net cash used in investing activities	31,319	35,790	(4,471)	(12)
Capital expenditures	24,824	20,674	4,150	20
Net cash used in financing activities	44,756	44,428	328	1
Operational Data
Number of cellular subscribers	30,041,030	24,175,384	5,865,646	24
Number of fixed line subscribers	1,724,702	1,776,647	(51,945)	(3)
Number of broadband subscribers	579,095	264,649	314,446	119
Fixed Line	264,291	133,159	131,132	98
Wireless	314,804	131,490	183,314	139
Number of employees	30,255	28,225	2,030	7
Fixed Line	8,080	8,711	(631)	(7)
Wireless	5,415	5,358	57	1
Information and Communications Technology	16,760	14,156	2,604	18

Exchange Rates	Php per US$

December 31, 2007	Php41.411
December 31, 2006	49.045
December 31, 2005	53.062

______________

(1)      Net debt is derived by deducting cash and cash equivalents and short-term investments from total debt (notes payable and long-term debt).

(2)      2006 has been restated to reflect the change in revenue recognition for installation charges.

Overview

We are the largest and most diversified telecommunications company in the Philippines. We have organized our business into three main segments:

•Wireless — wireless telecommunications services provided by Smart Communications, Inc., or Smart, and Pilipino Telephone Corporation, or Piltel, our cellular service providers; Smart Broadband, Inc., or SBI, our wireless broadband provider; Wolfpac Mobile, Inc., or Wolfpac, our wireless content operator; Mabuhay Satellite Corporation, or Mabuhay Satellite, ACeS Philippines Cellular Satellite Corporation, or ACeS Philippines, and Telesat, Inc., or Telesat, our satellite and very small aperture terminal, or VSAT, operators;

•            Fixed Line — fixed line telecommunications services primarily provided through PLDT. We also provide fixed line services through PLDT’s subsidiaries, PLDT Clark Telecom, Inc., PLDT Subic Telecom, Inc., PLDT-Maratel, Inc., Piltel, PLDT Global Corporation, or PLDT Global, Smart-NTT Multimedia, Inc. and Bonifacio Communications Corporation, which together account for approximately 3% of our consolidated fixed line subscribers; and

•            Information and Communications Technology, or ICT — information and communications infrastructure and services for internet applications, internet protocol, or IP-based solutions and multimedia content delivery provided by ePLDT, Inc., or ePLDT; knowledge processing solutions provided by SPi Technologies, Inc. and its subsidiaries, or SPi Group (consolidated on July 11, 2006); customer interaction services provided under the umbrella brand name ePLDT Ventus, through ePLDT Ventus, Inc., or Ventus, Parlance Systems, Inc., or Parlance, and Vocativ Systems, Inc., or Vocativ; internet access and online gaming services provided by Infocom Technologies, Inc., or Infocom, Digital Paradise, Inc., or Digital Paradise, Digital Paradise Thailand, Ltd., or Digital Paradise Thailand, netGames, Inc., or netGames, Airborne Access Corporation, or Airborne Access and Level Up!, Inc., or Level Up!; and e-commerce, and IT-related services provided by other investees of ePLDT, as discussed in Note 9 – Investments in Associates to the accompanying unaudited consolidated financial statements.

We registered total revenues and other income of Php141,623 million in 2007, an increase of Php7,941 million, or 6%, as compared to Php133,682 million in 2006 primarily due to an increase in our service revenues by Php10,501 million largely from our wireless business and the full consolidation of the SPi Group in 2007. SPi was acquired and consolidated in July 2006, please see Note 2 – Summary of Significant Accounting Policies and Practices to the accompanying unaudited consolidated financial statements for a discussion of ePLDT’s acquisition of SPi.

Expenses decreased by Php3,086 million, or 3%, to Php88,366 million in 2007 from Php91,452 million in 2006, largely resulting from decreases in financing costs and depreciation and amortization, partly offset by higher professional and other contracted services, compensation and employee benefits, and selling and promotions expenses.

Net income attributable to equity holders of PLDT increased by Php866 million, or 2%, to Php36,004 million in 2007 from Php35,138 million in 2006. Consequently, our basic and diluted earnings per common share increased to Php188.42 and Php187.53 in 2007 from Php188.03 and Php187.93 in 2006, respectively, despite the increase in the weighted average number of common shares outstanding from 184.5 million in 2006 to 188.7 million in 2007.

Changes in Accounting Policies

Revenue Recognition on Installation Fees

In 2007, we changed our revenue recognition policy for fixed line installation fees and have elected to defer and amortize our installation fees and its corresponding costs over the expected average periods of the customer relationship of our fixed line subscribers. Prior to 2007, we recognized installation fees and its corresponding cost outright. We accounted for the change in accounting policy retroactively and accordingly restated our comparative financial statements to conform with the said change. Please see Note 2 – Summary of Significant Accounting Policies and Practices to the accompanying unaudited consolidated financial statements.

Results of Operations

The table below shows the contribution by each of our business segments to our revenues and other income, expenses and net income for the years ended 2007 and 2006. Most of our revenues are derived from our operations within the Philippines.

	Wireless		Fixed Line		ICT		Inter-segment Transactions	Total
(in millions)
For the year ended December 31, 2007 (Unaudited)
Revenues and other income	Php89,524		Php51,022		Php10,916		(Php9,839)	Php141,623
Service	86,497		48,551		10,055		(9,627)	135,476
Non-service	2,054		281		267		(122)	2,480
Other income	973		2,190		594		(90)	3,667
Expenses	43,793		43,354		11,127		(9,908)	88,366
Income (loss) before income tax	45,731		7,668		(211)		69	53,257
Net income (loss) for the year	30,730		5,273		(94)		69	35,978
Net income attributable to equity holders of PLDT	30,635		5,270		30		69	36,004

For the year ended December 31, 2006(1) (Restated)
Revenues and other income	81,546		54,260		7,018		(9,142)	133,682
Service	78,383		49,175		6,337		(8,920)	124,975
Non-service	2,457		79		553		(122)	2,967
Other income	706		5,006		128		(100)	5,740
Expenses	44,692		48,535		7,367		(9,142)	91,452
Income (loss) before income tax	36,854		5,725		(349)		–	42,230
Net income (loss) for the year	30,376		5,276		(312)		–	35,340
Net income (loss) attributable to equity holders of PLDT	30,097		5,274		(233)		–	35,138

Increase (Decrease)	Amount	%	Amount	%	Amount	%	Amount	Amount	%

Revenues and other income	Php7,978	10	(Php3,238)	(6)	Php3,898	56	(Php697)	Php7,941	6
Service	8,114	10	(624)	(1)	3,718	59	(707)	10,501	8
Non-service	(403)	(16)	202	256	(286)	(52)	–	(487)	(16)
Other income	267	38	(2,816)	(56)	466	364	10	(2,073)	(36)
Expenses	(899)	(2)	(5,181)	(11)	3,760	51	(766)	(3,086)	(3)
Income (loss) before income tax	8,877	24	1,943	34	138	(40)	69	11,027	26
Net income (loss) for the year	354	1	(3)	–	218	70	69	638	2
Net income (loss) attributable to equity holders of PLDT	538	2	(4)	–	263	113	69	866	2

________________

(1) 2006 has been restated to reflect the change in revenue recognition for installation charges.

Wireless

Revenues and Other Income

Our wireless business segment offers cellular services as well as wireless broadband, satellite, VSAT and other services.

The following table summarizes our service and non-service revenues and other income from our wireless business for the years ended December 31, 2007 and 2006 by service segment:

	Years Ended December 31,
					Increase (Decrease)
	2007	%	2006	%	Amount	%
(in millions)
Wireless services:
Service Revenues
Cellular	Php82,334	92	Php75,605	93	Php6,729	9
Wireless broadband, satellite, VSAT and others	4,163	5	2,778	3	1,385	50
	86,497	97	78,383	96	8,114	10
Non-service Revenues
Sale of cellular handsets and SIM-packs	2,054	2	2,457	3	(403)	(16)

Other Income	973	1	706	1	267	38

Total Wireless Revenues and Other Income	Php89,524	100	Php81,546	100	Php7,978	10

Service Revenues

Our wireless service revenues increased by Php8,114 million, or 10%, to Php86,497 million in 2007 as compared with Php78,383 million in 2006, mainly as a result of the growth in the cellular and wireless broadband subscriber base, an increase in inbound international traffic and inbound roaming revenues, partially offset by an increase in interconnection costs and the unfavorable effect of the appreciation of the Philippine peso on dollar-linked revenues. As a percentage of our total wireless revenues and other income, service revenues contributed 97% in 2007 as compared to 96% in 2006.

Cellular Service

Our cellular service revenues consist of revenues derived from actual usage of the network by prepaid subscribers and any unused peso value of expired prepaid cards or electronic air time loads, net of content costs and discounts given to dealers and retailers; monthly service fees from postpaid subscribers, including (1) toll charges for national and international long distance calls; (2) charges for calls and text messages in excess of allocated free local calls and text messages, respectively; and
(3) charges for value-added services, net of related content provider costs; revenues generated from incoming calls and messages to our subscribers, net of interconnection expenses, fees from reciprocal traffic from international correspondents, and revenues from inbound international roaming services; and other charges, including those for reconnection and migration.

Our cellular service revenues in 2007 amounted to Php82,334 million, an increase of Php6,729 million, or 9%, from Php75,605 million in the same period in 2006. Cellular service revenues accounted for 95% of our wireless service revenues in 2007 as compared to 96% in 2006.

Smart markets nationwide cellular communications services under the brand names Smart Buddy, Smart Gold, addict mobile, and Smart Infinity. Smart Buddy is a prepaid service while Smart Gold, Smart Infinity and addict mobile are postpaid services, which are all provided through Smart's digital network. Piltel markets its cellular prepaid service under the brand name Talk ‘N Text which is provided through Smart’s network.

Since 2006, Smart and Piltel have focused on segmenting the market by offering sector-specific, value-driven packages for its prepaid subscribers. These include new varieties of our top-up service which provide a fixed number of messages with prescribed validity periods and call packages which allow a fixed number of calls of preset duration. Starting out as purely on-net packages, Smart’s and Piltel’s top-up services now offer text message bundles available to all networks. Smart also continues to offer Smart 258, a registration-based service which offers unlimited on-network text messaging in various load denominations with designated expiration periods.

Smart likewise has in place various promotions to stimulate international usage. These include international budget text packages, with a limited duration and a varying number of allowable messages, which allow subscribers to send international text to pre-registered recipients of the subscriber’s choice, on supported overseas carriers.

Smart also has a roster of 3G services which it commercially launched in May 2006. These services include video calling, video streaming, high-speed internet browsing and downloading of special 3G content, offered at rates similar to those of 2G services.

The following table summarizes key measures of our cellular business as at and for the years ended December 31, 2007 and 2006:

	Years Ended December 31,
			Increase
	2007	2006	Amount	%
(in millions)

Cellular service revenues	Php82,334	Php75,605	Php6,729	9

By service type	80,197	73,893	6,304	9
Prepaid	74,284	68,846	5,438	8
Postpaid	5,913	5,047	866	17

By component	80,197	73,893	6,304	9
Voice	36,105	35,221	884	3
Data	44,092	38,672	5,420	14

Others(1)	2,137	1,712	425	25
______________

(1)     Refers to other non-subscriber-related revenues consisting primarily of inbound international roaming fees, revenues from Smart’s public calling offices and a small number of leased line contracts, revenues from Wolfpac and other Smart subsidiaries and revenue share in PLDT’s WeRoam and PLDT Landline Plus services.

	December 31,
			Increase
	2007	2006	Amount	%

Cellular subscriber base	30,041,030	24,175,384	5,865,646	24
Prepaid	29,699,150	23,856,821	5,842,329	24
Smart	19,997,324	16,882,442	3,114,882	18
Piltel	9,701,826	6,974,379	2,727,447	39
Postpaid	341,880	318,563	23,317	7

	Years Ended December 31,
			Increase (Decrease)
	2007	2006	Amount	%

Systemwide traffic volumes (in millions)
Calls (in minutes)	6,355	5,667	688	12
Domestic – outbound	3,799	3,437	362	11
International	2,556	2,230	326	15
Inbound	2,355	2,065	290	14
Outbound	201	165	36	22

SMS count	214,919	238,362	(23,443)	(10)
Text messages	212,974	235,957	(22,983)	(10)
Standard	25,289	32,065	(6,776)	(21)
Bucket-Priced	187,420	203,669	(16,249)	(8)
International	265	223	42	19
Value-Added Services	1,903	2,370	(467)	(20)
Financial Services	42	35	7	20

Revenues attributable to our cellular prepaid service amounted to Php74,284 million in 2007, an 8% increase over the Php68,846 million earned in 2006. Prepaid service revenues in 2007 and 2006 accounted for 93% of voice and data revenues. Revenues attributable to Smart’s postpaid service amounted to Php5,913 million in 2007, a 17% increase over the Php5,047 million earned in 2006, and accounted for 7% of voice and data revenues in 2007 and 2006.

Voice Services

Cellular revenues from voice services, which include all voice traffic and voice value-added services such as voice mail and international roaming, increased by Php884 million, or 3%, to Php36,105 million in 2007 from Php35,221 million in 2006 primarily due to an increase in domestic voice, international long distance and voice roaming revenues, and domestic and international inbound revenues partially offset by the unfavorable effect of a higher level of peso appreciation in 2007. The increase in domestic and international outbound and inbound revenues may be attributed to increased traffic mainly on account of subscriber growth. Cellular voice services accounted for 44% of cellular service revenues in 2007 as compared to 47% in 2006.

Air time rates for postpaid subscribers vary depending on the type of postpaid plan selected by subscribers.

Data Services

Cellular revenues from data services, which include all text messaging-related services as well as value-added services, increased by Php5,420 million, or 14%, to Php44,092 million in 2007 from Php38,672 million in 2006. Cellular data services accounted for 54% of cellular service revenues in 2007 as compared to 51% in 2006.

The following table shows the breakdown of our cellular data revenues for the years ended December 31, 2007 and 2006:

	Years Ended December 31,
			Increase (Decrease)
	2007	2006	Amount	%
(in millions)
Text messaging
Domestic	Php39,430	Php32,763	Php6,667	20
Standard	19,289	21,709	(2,420)	(11)
Bucket-Priced	20,141	11,054	9,087	82
International	1,835	1,886	(51)	(3)
	41,265	34,649	6,616	19
Value-added services
Standard(1)	1,802	2,809	(1,007)	(36)
Rich Media(2)	352	287	65	23
Pasa Load	594	854	(260)	(30)
	2,748	3,950	(1,202)	(30)
Financial services
Smart Money	75	68	7	10
Mobile Banking	4	5	(1)	(20)
	79	73	6	8

Total	Php44,092	Php38,672	Php5,420	14

_________________

(1)     Includes standard services such as info-on-demand, ringtone and logo downloads, etc.

(2)     Includes Multimedia Messaging System, Wireless Application Protocol, General Packet Radio Service, or GPRS, etc.

Text messaging-related services contributed revenues of Php41,265 million in 2007, an increase of Php6,616 million, or 19%, compared to Php34,649 million in 2006, and accounted for 94% and 90 % of the total cellular data revenues in 2007 and 2006, respectively. The increase in revenues from text messaging-related services resulted mainly from Smart’s various bucket-priced text promotional offerings which more than offset the decline in our standard texting services. Text messaging revenues from the various bucket plans totaled Php20,141 million in 2007, an increase of Php9,087 million, or 82%, compared to Php11,054 million in 2006. On the other hand, standard text messaging revenues declined by Php2,420 million, or 11%, to Php19,289 million in 2007 compared to Php 21,709 million in 2006.

Standard text messages totaled 25,289 million in 2007, a decrease of 6,776 million, or 21%, from 32,065 million in 2006 mainly due to a shift to bucket-priced text services. Bucket-priced text messages in 2007 totaled 187,420 million, a decrease of 16,249 million, or 8%, as compared to 203,669 million in 2006 mainly on account of the introduction in late 2006 of low-denomination text packages with a fixed number of SMS including off-network messages. While these promotional text offerings resulted in reduced traffic for Smart 258 Unlimited Text service, the yield per SMS improved significantly resulting in increased text revenues.

Value-added services, which contributed revenues of Php2,748 million in 2007, decreased by Php1,202 million, or 30%, from Php3,950 million in 2006 primarily due to lower usage of standard services and Pasa Load owing to the introduction of low-denomination top-ups, partially offset by higher usage of rich media services in 2007 as compared to 2006.

Subscriber Base, ARPU and Churn Rates

In 2007, Smart and Piltel cellular subscribers totaled 30,041,030, an increase of 5,865,646, or 24%, over their combined cellular subscriber base of 24,175,384 in 2006. Prepaid subscribers accounted for 99% of our total subscriber base in 2007 and 2006. Our cellular prepaid subscriber base grew by 24% to 29,699,150 in 2007 from 23,856,821 in 2006, while our postpaid subscriber base increased by 7% to 341,880 in 2007 from 318,563 in 2006. Prepaid and postpaid subscribers reflected net subscriber activations of 5,842,329 and 23,317, respectively, in 2007.

Our net subscriber activations for the years ended December 31, 2007 and 2006 were as follows:

	Years Ended December 31,
			Increase (Decrease)
	2007	2006	Amount	%

Prepaid	5,842,329	3,728,278	2,114,051	57
Smart	3,114,882	1,738,324	1,376,558	79
Piltel	2,727,447	1,989,954	737,493	37

Postpaid	23,317	38,485	(15,168)	(39)

Total	5,865,646	3,766,763	2,098,883	56

The following table summarizes our cellular ARPUs for the years ended December 31, 2007 and 2006:

	Years Ended December 31,
	Gross		Increase (Decrease)		Net		Increase (Decrease)
	2007	2006	Amount	%	2007	2006	Amount	%

Prepaid
Smart	Php312	Php339	(Php27)	(8)	Php254	Php289	(Php35)	(12)
Piltel	221	226	(5)	(2)	184	194	(10)	(5)
Prepaid – Blended	285	308	(23)	(7)	233	263	(30)	(11)
Postpaid – Smart	2,091	1,904	187	10	1,485	1,407	78	6
Prepaid and Postpaid Blended	307	330	(23)	(7)	248	278	(30)	(11)

ARPU is computed for each month by dividing the revenues for the relevant services for the month by the average of the number of subscribers at the beginning and at the end of the month. Gross monthly ARPU is computed by dividing the revenues for the relevant services, gross of discounts and allocated content-provider costs, including interconnection income but excluding inbound roaming revenues, by the average number of subscribers. Net monthly ARPU, on the other hand, is calculated based on revenues net of discounts and allocated content-provider costs and interconnection income net of interconnection expense. ARPU for any period of more than one month is calculated as the simple average of the monthly ARPUs in that period.

Prepaid service revenues consist mainly of charges for subscribers’ actual usage of their loads. Prepaid blended ARPU in 2007 was Php285, a decrease of 7%, compared to Php308 in 2006. The average outbound domestic and international voice as well as the average value-added services and inbound revenue per subscriber declined in 2007 compared to 2006, but were partly offset by an increase in the average text messaging revenue per subscriber. On a net basis, prepaid blended ARPU in 2007 was Php233, a decrease of 11%, compared to Php263 in 2006.

Monthly ARPU for Smart’s postpaid services is calculated in a manner similar to that of prepaid service, except that the revenues consist mainly of monthly service fees and charges on usage in excess of the monthly service fees.

Gross monthly ARPU for postpaid subscribers increased by 10% to Php2,091 while net monthly ARPU increased by 6% to Php1,485 in 2007 as compared to Php1,904 and Php1,407 in 2006, respectively. Prepaid and postpaid monthly gross blended ARPU was Php307 in 2007, a decrease of 7%, compared to Php330 in 2006. Monthly net blended ARPU decreased by 11% to Php248 in 2007 as compared to Php278 in 2006.

Our quarterly prepaid and postpaid ARPUs for the years ended December 31, 2007 and 2006 were as follows:

	Prepaid				Postpaid
	Smart		Piltel		Smart
	Gross	Net	Gross	Net	Gross	Net

2007
First Quarter	Php323	Php267	Php228	Php187	Php2,045	Php1,483
Second Quarter	324	265	233	198	2,141	1,526
Third Quarter	293	239	206	173	2,073	1,464
Fourth Quarter	307	244	216	177	2,105	1,467

2006
First Quarter	Php356	Php294	Php245	Php207	Php1,867	Php1,386
Second Quarter	344	294	234	202	1,920	1,414
Third Quarter	323	280	213	184	1,891	1,403
Fourth Quarter	332	286	213	184	1,939	1,425

Churn, or the rate at which existing subscribers have their service cancelled in a given period, is computed based on total disconnections in the period, net of reconnections in the case of postpaid subscribers, divided by the average of the number of subscribers at the beginning and at the end of a month, all divided by the number of months in the same period.

We recognize a prepaid cellular subscriber as an active subscriber when that subscriber activates and uses the SIM card in the subscriber’s handset, which contains pre-stored air time. The pre-stored air time, which is equivalent to Php1 plus 50 free SMS for Smart Buddy and 25 free SMS for Talk ‘N Text, can only be used upon purchase or reload of air time of any value. Subscribers can reload their air time by purchasing prepaid “call and text” cards; by purchasing additional air time “over the air” via Smart Load, All Text or Smart Connect; and by receiving loads of Php2, Php5, Php10 and Php15 via Pasa Load, or through their handsets using Smart Money. Reloads have validity periods ranging from one day to two months, depending on the amount reloaded. A prepaid cellular subscriber is disconnected if the subscriber does not reload within four months after the full usage or expiry of the last reload. Our current policy is to recognize a prepaid subscriber as “active” only when the subscriber activates and uses the SIM card and reloads at least once during the month of initial activation or in the immediate succeeding month.

For Smart prepaid, the average monthly churn rate for 2007 and 2006 were 3.5% and 3.1%, respectively, while the average monthly churn rate for Talk ‘N Text subscribers in 2007 and 2006 were 3.5% and 3.3%, respectively.

The average monthly churn rate for Smart's postpaid subscribers for 2007 was 1.3% compared to 1.2% in 2006. Smart's policy is to redirect outgoing calls to an interactive voice response system if the postpaid subscriber's account is either 45 days overdue or the subscriber has exceeded the prescribed credit limit. If the subscriber does not make a payment within 44 days of redirection, the account is disconnected. Within this 44-day period, a series of collection activities are implemented, involving the sending of a collection letter, call-out reminders and collection messages via text messaging.

Wireless Broadband, Satellite, VSAT and Other Services

Our revenues from wireless broadband, satellite, VSAT and other services consist of wireless broadband service revenues for SBI, rentals received for the lease of Mabuhay Satellite’s transponders and Telesat’s VSAT facilities to other companies, charges for ACeS Philippines’ satellite information and messaging services and service revenues generated from PLDT Global’s subsidiaries. Gross revenues from these services for 2007 amounted to Php4,163 million, an increase of Php1,385 million, or 50%, from Php2,778 million in 2006 principally due to the growth in our wireless broadband business partially offset by lower satellite transponder rental revenues owing to lower rental charges and number of transponders being leased out and higher level of the peso appreciation in 2007.

SBI offers a number of wireless broadband services and had 301,738 subscribers in 2007 as compared to 121,867 in 2006. Smart Bro, the fixed wireless broadband service of Smart linked to Smart’s wireless broadband-enabled base stations, allows people to connect to the internet using an outdoor aerial antenna installed in a subscriber’s home. Wireless broadband revenues contributed Php2,390 million in 2007, increasing by Php1,567 million, or 190%, from Php823 million in 2006.

On November 22, 2007, we introduced Smart Bro Plug-It which offers instant internet access, through the use of a wireless modem, in places where there is Smart network coverage. Subscribers to this plan will just have to plug the data modem to be able to access the internet with speeds ranging from 384 to 512 kbps. The monthly service fee of Php799 includes 40 hours per month of free internet usage. A one-time charge for the modem costs Php1,200.

We also offer PLDT WeRoam, a wireless broadband service, running on the PLDT Group’s nationwide wireless network (using GPRS, EDGE and WiFi technologies). Principally targeted at the corporate market, this service had 13,066 subscribers in 2007 compared to 9,623 subscribers in 2006 and contributed Php142 million to our data revenues, increasing by Php66 million, or 87%, from Php76 million in 2006.

Non-service Revenues

Our wireless non-service revenues consist of proceeds from sales of cellular handsets and cellular SIM-packs.

Our wireless non-service revenues decreased by Php403 million, or 16%, to Php2,054 million in 2007 as compared to Php2,457 million in 2006 primarily due to a lower volume of postpaid and prepaid handsets sold and a lower average revenue per cellular handset and cellular SIM-pack, partly offset by a higher volume of cellular SIM-packs sold in 2007.

Other Income

All other income/gains such as rental income, gain on disposal of property which do not fall under service and non-service revenues, are included under this classification. Our wireless business segment generated other income of Php973 million in 2007, an increase of Php267 million, or 38%, as compared to Php706 million in 2006.

Expenses

Expenses associated with our wireless business in 2007 amounted to Php43,793 million, a decrease of Php899 million, or 2%, from Php44,692 million in 2006. A significant portion of this decrease was attributable to net financing gains, lower asset impairment expense and cost of sales, partially offset by higher depreciation and amortization, professional and other contracted services, rent, and selling and promotion expenses. As a percentage of our total wireless revenues and other income, expenses associated with our wireless business accounted for 49% and 55% in 2007 and 2006, respectively.

Cellular business expenses accounted for 91% of our wireless business expenses, while wireless broadband, satellite, VSAT and other business expenses accounted for the remaining 9% of our wireless business expenses in 2007 and 2006.

The following table summarizes the breakdown of our total wireless-related expenses for the years ended December 31, 2007 and 2006 and the percentage of each expense item to the total:

	Years Ended December 31,
					Increase (Decrease)
	2007	%	2006	%	Amount	%

(in millions)
Wireless services:
Depreciation and amortization	Php12,202	28	Php10,752	24	Php1,450	13
Rent	8,751	20	7,887	18	864	11
Compensation and employee benefits(1)	4,608	11	5,041	11	(433)	(9)
Cost of sales	4,445	10	4,887	11	(442)	(9)
Selling and promotions	3,804	9	3,013	7	791	26
Repairs and maintenance	3,634	8	3,646	8	(12)	–
Professional and other contracted services	3,238	7	1,831	4	1,407	77
Taxes and licenses	1,348	3	1,018	2	330	32
Communication, training and travel	1,083	3	891	2	192	22
Insurance and security services	783	2	797	2	(14)	(2)
Provisions	563	1	829	2	(266)	(32)
Amortization of intangible assets	158	–	312	1	(154)	(49)
Asset impairment	–	–	1,391	3	(1,391)	(100)
Financing costs (gains)	(1,814)	(4)	1,700	4	(3,514)	(207)
Other expenses	990	2	697	1	293	42
Total	Php43,793	100	Php44,692	100	(Php899)	(2)

__________

(1)     Includes salaries and benefits, incentive plan, pension and manpower rightsizing program, or MRP, costs.

Depreciation and amortization charges increased by Php1,450 million, or 13%, to Php12,202 million in 2007 principally due to an increase in our depreciable asset base mainly transmission facilities, 2G, 3G and broadband networks, and broadband customer-deployed equipment.

Rent expenses increased by Php864 million, or 11%, to Php8,751 million on account of an increase in domestic fiber optic network, or DFON, facilities and transmission circuits leased by Smart from PLDT, as well as higher site rental expenses. In 2007, we had 5,001 GSM cell sites and 7,825 base stations, compared with 4,377 GSM cell sites and 6,099 base stations in 2006.

Compensation and employee benefits expenses decreased by Php433 million, or 9%, to Php4,608 million primarily due to lower accrued long-term incentive plan, or LTIP, partly offset by higher accrued bonuses and employees’ basic pay increase of Smart. Smart and subsidiaries’ employee headcount increased by 57 to 5,363 in 2007 as compared to 5,306 in 2006. For further discussion on our LTIP, please see Note 23 –Employee Benefits to the accompanying unaudited consolidated financial statements.

Cost of sales decreased by Php442 million, or 9%, to Php4,445 million due to lower average cost of cellular handsets and cellular SIM-packs.

Selling and promotion expenses increased by Php791 million, or 26%, to Php3,804 million due to higher advertising, merchandising and commission expenses, partly offset by a decrease in printing cost of prepaid cards with the prevalence of e-loading.

Repairs and maintenance expenses decreased by Php12 million to Php3,634 million mainly due to lower repairs and maintenance costs for network facilities and a decrease in fuel costs for power generation, partly offset by an increase in IT software and hardware repairs and maintenance costs, as well as higher electricity cost for cell sites.

Professional and other contracted services increased by Php1,407 million, or 77%, to Php3,238 million primarily due to higher expenses for consultancy, contracted and technical services, market research and advisory fees. We changed the estimated useful life of a prepaid management fee to effectively end in 2007. Please see Note 22 – Related Party Transactions to the accompanying unaudited consolidated financial statements for further discussion.

Taxes and licenses increased by Php330 million, or 32%, to Php1,348 million primarily due to higher non-creditable input tax and the Philippine National Telecommunications Commission, or NTC, licenses and fees, partly offset by lower business-related taxes and licenses.

Communication, training and travel expenses increased by Php192 million, or 22%, to Php1,083 million mainly due to higher mailing and courier charges, travel and training expenses.

Insurance and security services decreased by Php14 million, or 2%, to Php783 million primarily due to the decrease in site security expenses and lower charges on insurance contracts.

Provisions decreased by Php266 million, or 32%, to Php563 million primarily due to a lower provision for subscriber accounts receivable, partially offset by a higher level of write-down to net realizable values of slow-moving broadband-related customer equipment.

Amortization of intangible assets decreased by Php154 million, or 49%, to Php158 million mainly due to intangible assets relating to technology application and customer list arising from the acquisition of Wolfpac and SBI which were fully amortized by November 2006 and August 2007, respectively.

Asset impairment decreased by Php1,391 million due to Mabuhay Satellite’s asset impairment charge recognized in 2006 as a result of the reduction in value of Agila II satellite given the difficulty in generating cash flows with the satellite nearing its end-of-life and other events affecting its business. No impairment was recognized in 2007 under our wireless business segment.

We recognized a net financing gain of Php1,814 million in 2007 as compared to a net financing cost of Php1,700 million in 2006 on account of lower accretion on financial liabilities due to the settlement of Piltel’s debt in 2006 and higher gain on foreign exchange revaluation due to the higher level of appreciation of the Philippine peso to the U.S. dollar in 2007 as compared to 2006, partly offset by lower interest income and capitalized interest. The breakdown of our financing costs (gains) for our wireless business for the years ended December 31, 2007 and 2006 is as follows:

	Years Ended December 31,
			Change
	2007	2006	Amount	%

(in millions)
Interest on loans and related items	Php1,581	Php1,634	(Php53)	(3)
Accretion on financial liabilities – net	877	3,105	(2,228)	(72)
Financing charges	12	37	(25)	(68)
Dividends on preferred stock subject to mandatory redemption	17	130	(113)	(87)
Capitalized interest	(188)	(248)	60	(24)
Gain on derivative transactions – net	(278)	(39)	(239)	613
Interest income	(1,186)	(1,197)	11	(1)
Foreign exchange gains – net	(2,649)	(1,722)	(927)	54
	(Php1,814)	Php1,700	(Php3,514)	(207)

Other expenses increased by Php293 million, or 42%, to Php990 million primarily due to higher various business and operational-related expenses.

Provision for Income Tax

Provision for income tax increased by Php8,523 million, or 132%, to Php15,001 million in 2007 from Php6,478 million in 2006. In 2007, the effective tax rate for our wireless business was 33% as compared to 18% in 2006 mainly due to the recognition of deferred tax assets of Piltel in 2006 complemented by higher taxable income in 2007.

Net Income

Our wireless business segment recorded a net income of Php30,730 million in 2007, an increase of Php354 million, or 1%, over Php30,376 million registered in 2006 on account of higher cellular revenues complemented by lower expenses, partially offset by higher provision for income tax.

Fixed Line

Revenues and Other Income

Our fixed line business provides local exchange service, international and national long distance services, data and other network services, and miscellaneous services. Total fixed line revenues generated from our fixed line business in 2007 totaled Php51,022 million, a decrease of Php3,238 million, or 6%, from Php54,260 million in 2006.

The following table summarizes revenues from our fixed line business for the years ended December 31, 2007 and 2006 by service segment:

	Years Ended December 31,
					Increase (Decrease)
	2007	%	2006(1)%		Amount	%

(in millions)
Fixed line services:
Service Revenues
Local exchange	Php16,205	32	Php16,964	32	(Php759)	(4)
International long distance	8,674	17	9,933	18	(1,259)	(13)
National long distance	6,338	12	6,921	13	(583)	(8)
Data and other network	15,921	31	13,725	25	2,196	16
Miscellaneous	1,413	3	1,632	3	(219)	(13)
	48,551	95	49,175	91	(624)	(1)
Non-Service Revenues	281	1	79	–	202	256
Other Income	2,190	4	5,006	9	(2,816)	(56)
Total Fixed Line Revenues and Other Income	Php51,022	100	Php54,260	100	(Php3,238)	(6)

______________

(1) 2006 has been restated to reflect the change in revenue recognition for installation charges.

Service Revenues

Local Exchange Service

Our local exchange service revenues consist of flat monthly fees for our postpaid and fixed charges for our bundled voice and data services; installation charges and other one-time fees associated with the establishment of customer service; revenues from usage of prepaid cards for calls within the local area and any unused peso value of expired prepaid cards; and charges for special features, including bundled value-added services such as call waiting, call forwarding, multi-party conference calling, speed calling and caller ID.

The following table summarizes key measures of our local exchange service business as at and for the years ended December 31, 2007 and 2006:

	Years Ended December 31,
			Increase (Decrease)
	2007	2006	Amount	%

Total local exchange service revenues (1) (in millions)	Php16,205	Php16,964	(Php759)	(4)
Number of fixed line subscribers	1,724,702	1,776,647	(51,945)	(3)
Postpaid	1,479,647	1,450,331	29,316	2
Prepaid	245,055	326,316	(81,261)	(25)
Number of fixed line employees	8,080	8,711	(631)	(7)
Number of fixed line subscribers per employee	213	204	9	4

_______________

(1) 2006 has been restated to reflect the change in revenue recognition for installation charges.

Revenues from our local exchange service decreased by Php759 million, or 4%, to Php16,205 million in 2007 from Php16,964 million in 2006. The decrease was primarily due to the appreciation of the peso which required us to make downward adjustments in our monthly local service rates and the decrease in prepaid subscribers, partially offset by the increase in postpaid billed lines. The percentage contribution of local exchange revenues to our total fixed line service revenues decreased to 33% in 2007 as compared to 34% in 2006.

Initially intended as an affordable alternative telephone service for consumers under difficult economic conditions, our prepaid fixed line services now form an important part of our overall churn and credit risk exposure management strategy. PLDT has consolidated its prepaid fixed line service into one – Telepwede, which is funded by e-loads (available at Smart or PLDT e-load retailers). Telepwede subscribers are charged Php115 to receive incoming calls and can reload for as low as Php30 to make outgoing calls. Local call rates are made more affordable at Php2 per call, unlimited.

In March 2007, PLDT launched the PLDT Landline Plus, a postpaid fixed wireless service where subscribers to the service benefit from a text-capable home phone. The monthly service fee is at Php600 with 600 local minutes free and Php1,000 with 1,000 local minutes free for residential and business subscribers, respectively. As at December 31, 2007, there were a total of 33,369 PLDT Landline Plus subscribers.

Pursuant to a currency exchange rate adjustment, or CERA, mechanism authorized by the NTC, we adjust our postpaid monthly local service rates upward or downward by 1% for every Php0.10 change in the peso-to-dollar exchange rate relative to a base rate of Php11.00 to US$1.00. In 2007, we implemented five downward adjustments and one upward adjustment in our monthly local service rates, while there were eight downward adjustments and three upward adjustments in 2006. The average Philippine peso to U.S. dollar rate factored in our monthly local service rates in 2007 was Php48.67 to US$1.00, compared to an average of Php51.53 to US$1.00 in 2006. This change in the average peso-to-dollar rate translated to a peso appreciation of 6%, which resulted in a net decrease of approximately 5% in our average monthly local service rates in 2007. In its letter dated July 16, 2007, the NTC has approved our request to use annual average exchange rates as our basis in CERA computation instead of the currently used monthly averages.

International Long Distance Service

Our international long distance service revenues, which we generate through our international gateway facilities, consist of inbound call revenues representing settlements from foreign telecommunications carriers for inbound international calls, virtual transit and hubbing service and reverse charged calls such as received collect and home country direct service; access charges paid to us by other Philippine telecommunications carriers for terminating inbound international calls to our local exchange network; and outbound call revenues representing amounts billed to our customers (other than our cellular customers) for outbound international calls, net of amounts payable to foreign telecommunications carriers for terminating calls in their territories.

The following table shows information about our international fixed line long distance business for the years ended December 31, 2007 and 2006:

	Years Ended December 31,
			Increase (Decrease)
	2007	2006	Amount	%

Total international long distance service revenues (in millions)	Php8,674	Php9,933	(Php1,259)	(13)
Inbound	7,127	8,378	(1,251)	(15)
Outbound	1,547	1,555	(8)	(1)

International call volumes (in million minutes, except call ratio)	2,280	2,177	103	5
Inbound	2,007	1,984	23	1
Outbound	273	193	80	41
Inbound-outbound call ratio	7.3:1	10.3:1	–	–

Our total international long distance service revenues decreased by Php1,259 million, or 13%, to Php8,674 million in 2007 from Php9,933 million in 2006 primarily due to the peso appreciation and a decrease in average termination rates for inbound calls partially mitigated by an increase in call volumes. The percentage contribution of international long distance service revenues to our total fixed line service revenues decreased to 18% in 2007 from 20% in 2006.

Our revenues from inbound international long distance service decreased by Php1,251 million, or 15%, to Php7,127 million owing to the appreciation of the Philippine peso to the U.S. dollar coupled with a decrease in average rate per minute due to the change in call mix with more traffic terminating to cellular operators where the net revenue retained by us is lower. These decreasing effects were partially offset by a slight increase in inbound traffic volume by 23 million minutes to 2,007 million minutes in 2007. The appreciation of the Philippine peso to the U.S. dollar with average exchange rates of Php45.900 in 2007 and Php51.165 in 2006 contributed to the decrease in our inbound international long distance revenues in peso terms, since settlement charges for inbound calls are billed in U.S. dollars or in special drawing rights, an established method of settlement among international telecommunications carriers using values based on a basket of foreign currencies that are translated into pesos at the time of billing.

Our revenues from outbound international long distance service decreased by Php8 million, or 1%, to Php1,547 million in 2007 primarily due to a decline in average revenue per minute as a result of a lower average collection rate with the introduction of low-rate services such as PLDT ID-DSL and Budget Card, and the higher level of peso appreciation in 2007, which more than offset the increase in outbound international call volumes in 2006.

National Long Distance Service

Our national long distance service revenues consist of per minute charges for calls made by our fixed line customers outside of the local service areas but within the Philippines, net of interconnection charges payable for calls carried through the backbone network of, and/or terminating to the customer of, another telecommunications carrier; access charges received from other telecommunications carriers for calls carried through our backbone network and/or terminating to our customers; and fixed charges paid by other telephone companies, charges retained by PLDT for calls terminating to cellular subscribers within the local area, and local access charges paid by cellular operators for calls by cellular subscribers that terminate to our local exchange network.

The following table shows our national long distance service revenues and call volumes for the years ended December 31, 2007 and 2006:

	Years Ended December 31,
			Decrease
	2007	2006	Amount	%

Total national long distance service revenues (in millions)	Php6,338	Php6,921	(Php583)	(8)
National long distance call volumes (in million minutes)	2,183	2,251	(68)	(3)

Our national long distance service revenues decreased by Php583 million, or 8%, to Php6,338 million in 2007 from Php6,921 million in 2006 primarily due to a decrease in call volumes coupled with a lower average revenue per minute in 2007 in relation to our various bundled promotions. The percentage contribution of national long distance revenues to our fixed line service revenues accounted for 13% in 2007 and 14% in 2006.

Data and Other Network Services

Our data and other network service revenues include charges for leased lines, IP-based, packet-based and switched-based services. These services are used for domestic and international communications such as private networking, broadband and narrowband internet-based data communications, and packet-based communication.

The following table shows information about our data and other network service revenues for the years ended December 31, 2007 and 2006:

	Years Ended December 31,
			Increase (Decrease)
	2007	2006	Amount	%

Data and other network service revenues (in millions)	Php15,921	Php13,725	Php2,196	16
Number of DSL broadband subscribers	264,291	133,159	131,132	98
Number of PLDT Vibe narrowband subscribers	230,995	297,250	(66,255)	(22)

In 2007, our data and other network services posted revenues of Php15,921 million, an increase of Php2,196 million, or 16%, from Php13,725 million in 2006 primarily due to increases in leased lines, IP-based and packet-based data services, particularly Diginet and DFON rental, and PLDT DSL mitigated by lower PLDT Vibe services. The percentage contribution of this service segment to our fixed line service revenues increased to 33% in 2007 from 28% in 2006.

IP-based products include PLDT DSL (myDSL and BizDSL), PLDT Vibe and I-Gate. PLDT DSL broadband internet service is targeted for heavy individual internet users as well as for small and medium enterprises, while PLDT Vibe, PLDT’s dial-up/narrowband internet service, is targeted for light to medium residential or individual internet users. I-Gate, our dedicated leased line internet access service, on the other hand, is targeted at enterprises and value-added service providers.

DSL contributed revenues of Php3,880 million in 2007, an increase of Php748 million, or 24%, from Php3,132 million in 2006 primarily due to an increase in the number of subscribers. DSL reached 264,291 subscribers in 2007 compared with 133,159 subscribers in 2006. DSL offers a number of packages with maximum speeds ranging from 88 kbps to 3 Mbps depending on the plan.

PLDT Vibe revenues decreased by Php128 million, or 33%, to Php259 million in 2007 from Php387 million in 2006 primarily due to lower number of plan subscribers as well as the declining usage of Vibe prepaid. PLDT Vibe subscribers decreased to 230,995 in 2007 from 297,250 in 2006. The declining number of Vibe plans and regular monthly users for Vibe prepaid may be attributed to the migration from Vibe dial-up to DSL which is now priced more competitively.

The continued growth in data services revenues can be attributed to several product offerings. The steady demand for dedicated connectivity or private networking from the corporate market using PLDT’s traditional international and domestic data offerings – Fibernet, Arcstar, other Global Service Providers such as BT-infonet, Orange Business and Verizon; ISDN has also taken up much subscription from corporate customers, especially the Primary Rate Interface type, I-Gate, Diginet, BRAINS, IP-VPN and Shops.work, among others – continue to provide us with a stable revenue source.

On October 17, 2007, PLDT teamed up with Intel and IBM to offer the Simplified Networks on Auto Pilot, or SNAP, a turn-key and cost-effective IT networking solution that can help companies increase their profitability and competitiveness. For a flat monthly fee arrangement, SNAP handles a company’s IT requirements which includes the latest desktops and laptops, server solutions, technical support and broadband connectivity.

Diginet, our domestic private leased line service, has been providing Smart’s increasing fiber optic and leased line data requirements. Diginet revenues increased by Php478 million, or 7%, to Php7,291 million in 2007 as compared to Php6,813 million in 2006 mainly due to Smart’s DFON rental of Php5,565 million and Php4,940 million in 2007 and 2006, respectively.

Miscellaneous

Miscellaneous service revenues are derived mostly from directory advertising and facilities management and rental fees. In 2007, these revenues decreased by Php219 million, or 13%, to Php1,413 million from Php1,632 million in 2006 mainly due to a decline in facilities management fees and rental income owing to lower co-location charges. The percentage contribution of miscellaneous service revenues to our total fixed line service revenues was 3% in 2007 and 2006.

Non-service Revenues

Non-service revenues increased by Php202 million, or 256%, to Php281 million in 2007 from Php79 million in 2006 primarily due to higher computer sales in relation to our DSL promotion.

Other Income

All other income/gains such as rental income and gain on disposal of property, which do not fall under service and non-service revenues, are included under this classification. In 2007, our fixed line business segment registered a decrease in other income of Php2,816 million, or 56%, to Php2,190 million from Php5,006 million in 2006 largely due to the net reversal of a provision for onerous contract amounting to Php3,529 million related to the change in the Air Time Purchase Agreement with ACeS International Limited, or AIL in 2006 (please see Note 25 – Provisions and Contingencies to the accompanying unaudited consolidated financial statements for further discussion).

Expenses

Expenses related to our fixed line business totaled Php43,354 million in 2007, a decrease of Php5,181 million, or 11%, as compared to Php48,535 million in 2006. The decrease was primarily due to lower depreciation and amortization, financing costs and selling and promotion expenses, partially offset by higher professional and other contracted services, provisions, rent, repairs and maintenance and taxes and licenses.

The following table shows the breakdown of our total fixed line-related expenses for the years ended December 31, 2007 and 2006 and the percentage of each expense item to the total:

	Years Ended December 31,
					Increase (Decrease)
	2007	%	2006	%	Amount	%

(in millions)
Fixed line services:
Depreciation and amortization	Php15,477	36	Php20,406	42	(Php4,929)	(24)
Compensation and employee benefits(1)	10,411	24	10,298	21	113	1
Financing costs	5,426	12	7,271	15	(1,845)	(25)
Repairs and maintenance	3,772	9	3,553	7	219	6
Rent	1,799	4	1,579	3	220	14
Professional and other contracted services	1,727	4	1,082	2	645	60
Selling and promotions	1,707	4	1,736	4	(29)	(2)
Taxes and licenses	877	2	659	2	218	33
Provisions	709	2	92	–	617	671
Communication, training and travel	466	1	507	1	(41)	(8)
Insurance and security services	439	1	498	1	(59)	(12)
Cost of sales	145	–	159	–	(14)	(9)
Other expenses	399	1	695	2	(296)	(43)
Total	Php43,354	100	Php48,535	100	(Php5,181)	(11)

____________

(1) Includes salaries and employee benefits, incentive plan, pension and MRP costs.

Depreciation and amortization charges decreased by Php4,929 million, or 24%, to Php15,477 million due to higher additional depreciation charges recognized by PLDT in 2006 on certain properties and equipment affected by our NGN roll-out. In 2007, we recognized additional depreciation of Php734 million relating to Piltel’s equipment that were also affected by our continuing network upgrade and expansion.

Compensation and employee benefits expenses increased by Php113 million, or 1%, to Php10,411 million primarily due to an increase in pension benefits and MRP costs, and the effect of collective bargaining agreement-related increases in salaries and employee benefits, partially offset by the lower costs of LTIP. Over the past years, PLDT has been implementing its MRP in line with the challenges being faced by the fixed line business as significant changes in technology, increasing competition and shifting market preferences to cellular use have reshaped the future of our fixed line business. Total MRP cost for the years ended December 31, 2007 and 2006 amounted to Php564 million and Php414 million, respectively. For further discussion on our LTIP, please see Note 23 – Employee Benefits to the accompanying unaudited consolidated financial statements.

Financing costs decreased by Php1,845 million, or 25%, to Php5,426 million largely due to lower interest on loans and related items and lower hedge costs. These were partially offset by higher financing charges in relation to costs incurred in the consent solicitation of notes and lower interest income. The breakdown of financing costs for our fixed line business for the years ended December 31, 2007 and 2006 is as follows:

	Years Ended December 31,
			Change
	2007	2006	Amount	%

(in millions)
Interest on loans and related items	Php4,642	Php6,254	(Php1,612)	(26)
Hedge costs	1,125	1,446	(321)	(22)
Loss on derivative transactions	405	447	(42)	(9)
Accretion on financial liabilities – net	185	206	(21)	(10)
Financing charges	184	14	170	1,214
Interest income	(296)	(441)	145	(33)
Capitalized interest	(354)	(301)	(53)	18
Foreign exchange gains – net	(465)	(354)	(111)	31
	Php5,426	Php7,271	(Php1,845)	(25)

Repairs and maintenance expenses increased by Php219 million, or 6%, to Php3,772 million primarily due to higher maintenance costs of central office/telecoms equipment and domestic cable and wire facilities as more operating and maintenance-related restorations were incurred in 2007 as compared to 2006.

Rent expenses increased by Php220 million, or 14%, to Php1,799 million due to the settlement of pole rental charges with Visayan Electric Company, Inc. and increase in international leased circuit charges, partially offset by the decrease in transponder lease.

Professional and other contracted services increased by Php645 million, or 60%, to Php1,727 million primarily due to PLDT’s higher consultancy service fees coupled with higher contracted fees for technical and advisory services.

Selling and promotion expenses decreased by Php29 million, or 2%, to Php1,707 million primarily as a result of a collective effort in efficient media spending in relation to various products and services, partially offset by higher public relations expense.

Taxes and licenses increased by Php218 million, or 33%, to Php877 million mainly on account of higher business-related taxes.

Provisions increased by Php617 million, or 671%, to Php709 million primarily due to higher provision for assessments in 2007. Please see Note 25 – Provisions and Contingencies to the accompanying unaudited consolidated financial statements for further details.

Communication, training and travel expenses decreased by Php41 million, or 8%, to Php466 million due to the decrease in mailing, courier and delivery charges, and net decrease in foreign and local travel, and training expenses.

Insurance and security services decreased by Php59 million, or 12%, to Php439 million primarily due to lower premiums on property all-risk, industrial all-risk and industrial fire insurance.

Cost of sales decreased by Php14 million, or 9%, to Php145 million due to lower computer-bundled sales in relation to our DSL promotion and WeRoam subscriptions.

Other expenses decreased by Php296 million, or 43%, to Php399 million due to lower various business and operational-related expenses.

Provision for Income Tax

Provision for income tax amounted to Php2,395 million in 2007 as compared to Php449 million in 2006 primarily due to higher taxable income as a result of lower accelerated depreciation recognized in 2007.

Net Income

In 2007, our fixed line business segment contributed a net income of Php5,273 million, a decrease of Php3 million as compared to Php5,276 million in 2006 mainly as a result of a 6% decline in our service revenues and other income augmented by higher provision for income tax, partially offset by an 11% decrease in fixed line-related expenses, particularly depreciation and amortization.

Information and Communications Technology

Revenues and Other Income

Our ICT business provides knowledge processing solutions, customer interaction services, internet and online gaming, data center and other services.

In 2007, our ICT business generated revenues of Php10,916 million, an increase of Php3,898 million, or 56%, from Php7,018 million in 2006. This increase was largely due to the full consolidation of the SPi Group in 2007 and the continued increase of our customer interaction service revenues.

The following table summarizes revenues from our ICT business for the years ended December 31, 2007 and 2006 by service segment:

	Years Ended December 31,
					Increase (Decrease)
	2007	%	2006	%	Amount	%

(in millions)
Service Revenues
Knowledge processing solutions	Php5,261	48	Php2,374	34	Php2,887	122
Customer interaction services	3,262	30	2,624	37	638	24
Internet and online gaming	937	9	796	11	141	18
Vitroä data center	595	6	543	8	52	10
	10,055	92	6,337	90	3,718	59
Non-service Revenues
Point Product Sales	267	3	553	8	(286)	(52)

Other Income	594	5	128	2	466	364

Total ICT Revenues and Other Income	Php10,916	100	Php7,018	100	Php3,898	56

Service Revenues

Service revenues generated by our ICT segment amounted to Php10,055 million in 2007, an increase of Php3,718 million, or 59%, as compared to Php6,337 million in 2006 primarily as a result of the consolidation of the SPi Group and Level Up! and the continued growth of our customer interaction services business.

Knowledge Processing Solutions (formerly described as Business Process Outsourcing)

Knowledge processing solution revenues consist of editorial and content production services to the scholarly scientific, technical and medical (SSTM) journal publishing industry; digital content conversion services to information organizations; pre-press project management services to book publishers; litigation support services which involve conventional coding and electronic discovery support services for corporations, international law firms, corporate counsels and government agencies; conversion services of medical record/data from handwritten or speech format to electronic format and patient scheduling, coding and compliance assistance, consulting and specialized reporting services; and revenue cycle management services for U.S. medical facilities.

We provide our knowledge processing solutions primarily through the SPi Group, which ePLDT acquired on July 11, 2006. Knowledge processing solutions contributed revenues of Php5,261 million in 2007, an increase of Php2,887 million, or 122%, from Php2,374 million in 2006 primarily from SPi Group services, and accounted for 52% and 37% of total service revenues of our ICT business in 2007 and 2006, respectively.

Customer Interaction Services (formerly described as Call Center business)

Customer interaction service revenues consist of inbound calls for customer care, product inquiries, sales and technical support based on active minutes, billable hours and full-time equivalents; outbound calls for sales and collections based on active minutes, billable hours and full-time equivalents; and service income for e-mail handling, web chat, web co-browsing, data entry and knowledge processing solutions based on transaction volume.

We provide our customer interaction services primarily through ePLDT Ventus. Revenues relating to our customer interaction services business increased by Php638 million, or 24%, to Php3,262 million in 2007 from Php2,624 million in 2006 primarily due to the expansion of our facilities. In total, we own and operate approximately 6,400 seats with 5,930 customer service representatives, or CSRs, in 2007 compared to approximately 5,600 seats with 5,130 CSRs in 2006. In 2006, ePLDT Ventus launched two new sites bringing our total customer interaction services site count to nine in 2007.

Customer interaction service revenues accounted for 33% and 41% of total service revenues of our ICT business in 2007 and 2006, respectively.

Internet and Online Gaming

Internet service revenues consist of revenues derived from actual usage of the internet access network by prepaid subscribers; monthly service fees from postpaid corporate and consumer subscribers; one-time fees generated from the reselling of internet-related solutions such as security solutions and domain registration; franchise and royalty fees for Netopia internet cafés; online gaming revenues from unique subscribers, including one-time sale of gaming cards and electronic pins, and top-up fees upon actual consumption of gaming credits or after expiration of any unused peso value thereof.

Revenues from our internet and online gaming businesses increased by Php141 million, or 18%, to Php937 million in 2007 from Php796 million in 2006 primarily due to the consolidation of Level Up! in May 2006 which resulted in an increase in revenues by Php49 million, and an increase in Infocom’s revenues by Php63 million. Our internet and online gaming business revenues accounted for 9% and 13% of total service revenues of our ICT business in 2007 and 2006, respectively.

Vitroä Data Center

ePLDT operates an internet data center under the brand name Vitroä which provides co-location services, server hosting, hardware and software maintenance services, website development and maintenance services, webcasting and webhosting, shared applications, data disaster recovery and business continuity services, intrusion detection, and security services such as firewalls and managed firewalls.

Vitroä revenues consist of monthly service fees derived from co-location services, server hosting, hardware and software maintenance services, website development and maintenance services, web hosting, data recovery security services and other value-added services; installation charges or one-time fees associated with the set-up of services and professional services of Vitro’s certified professionals; and fees generated from the issuance of digital certificates and revenues derived from IT helpdesk/contact center solutions and terminals for credit, debit and credit card transactions.

In 2007, Vitroä contributed revenues of Php595 million, an increase of Php52 million, or 10%, from Php543 million in 2006 primarily due to an increase in co-location revenues and server hosting. Vitroä revenues accounted for 6% and 9% of service revenues of our ICT business in 2007 and 2006, respectively.

Please refer to Note 9 – Investments in Associates to the accompanying unaudited consolidated financial statements for further discussion on ePLDT’s investments.

Non-service Revenues

Non-service revenues consist of sales generated from reselling certain software licenses, server solutions, networking products, storage products and data security products. In 2007, non-service revenues generated by our ICT business decreased by Php286 million, or 52%, to Php267 million as compared to Php553 million in 2006 primarily due to lower revenues from sales of software and hardware licenses.

Other Income

All other income/gains which do not fall under service and non-service revenues are included under this classification. Other income generated from our ICT business increased by Php466 million, or 364%, to Php594 million in 2007 as compared to Php128 million in 2006 primarily due to the dividend income from Stradcom Corporation, or Stradcom. Please see Note 13 – Investment in Debt Securities to the accompanying unaudited consolidated financial statements for further discussion of our investment in Stradcom.

Expenses

Expenses associated with our ICT business totaled Php11,127 million in 2007, an increase of Php3,760 million, or 51%, from Php7,367 million in 2006 primarily due to the consolidation of the SPi Group and Level Up! in 2007 resulting to an increase in compensation and employee benefits, professional and other contracted services, communication, training and travel, and depreciation and amortization partially offset by lower cost of sales. As a percentage of our ICT revenues and other income, expenses related to our ICT business were 103% and 105% for 2007 and 2006, respectively.

The following table shows the breakdown of our total ICT-related expenses for the years ended December 31, 2007 and 2006 and the percentage of each expense item to the total:

	Years Ended December 31,
					Increase (Decrease)
	2007	%	2006	%	Amount	%

(in millions)
ICT services:
Compensation and employee benefits(1)	Php5,455	49	Php3,021	41	Php2,434	81
Professional and other contracted services	1,129	10	739	10	390	53
Depreciation and amortization	934	8	711	10	223	31
Asset impairment	657	6	428	6	229	54
Rent	620	6	444	6	176	40
Communication, training and travel	523	5	276	4	247	89
Repairs and maintenance	504	5	368	5	136	37
Selling and promotions	321	3	293	4	28	10
Cost of sales	254	2	476	6	(222)	(47)
Amortization of intangible assets	232	2	138	2	94	68
Financing costs	111	1	113	1	(2)	(2)
Taxes and licenses	94	1	70	1	24	34
Provisions	54	–	64	1	(10)	(16)
Insurance and security services	49	–	35	–	14	40
Equity share in net losses of associates	11	–	52	1	(41)	(79)
Other expenses	179	2	139	2	40	29
Total	Php11,127	100	Php7,367	100	Php3,760	51

____________

(1) Includes salaries and employee benefits, incentive plan, pension and MRP costs.

Compensation and employee benefits increased by Php2,434 million, or 81%, to Php5,455 million largely due to the full consolidation of the SPi Group in 2007 and the expansion of our customer interaction services business.

Professional and other contracted services increased by Php390 million, or 53%, to Php1,129 million primarily due to higher consultancy fees and subcontracted services incurred by the SPi Group related to its knowledge processing solutions.

Depreciation and amortization charges increased by Php223 million, or 31%, to Php934 million primarily due to an increase in the depreciable asset base in relation to the expansion of our customer interaction services business and the full consolidation of the SPi Group in 2007.

Asset impairment increased by Php229 million, or 54%, to Php657 million mainly due to ePLDT’s provision for impairment of goodwill mainly from an SPi investment and Level Up! amounting to Php1,162 million, partially offset by provision for impairment on notes receivable amounting to Php346 million in 2006 and the reversal of impairment loss of Php617 million related to our Stradcom investment in 2007. Please see Note 13 – Investment in Debt Securities to the accompanying unaudited consolidated financial statements for further discussion of our investment in Stradcom.

Rent expenses increased by Php176 million, or 40%, to Php620 million primarily due to higher office space rentals and leased circuits from other carriers incurred by our customer interaction services business, the SPi Group and Level Up!.

Communication, training and travel expenses increased by Php247 million, or 89%, to Php523 million primarily due to the increased cost of phone lines, bandwidth and information system charges, coupled with the increase in local and foreign travel costs, mailing and courier charges, and freight and hauling charges incurred by our customer interaction service and knowledge processing solution businesses.

Repairs and maintenance expenses increased by Php136 million, or 37%, to Php504 million primarily due to higher maintenance costs for new customer interaction service facilities plus higher electricity charges for VitroTM and the consolidation of the SPi Group and Level Up!.

Selling and promotion expenses increased by Php28 million, or 10%, to Php321 million mainly due to the SPi Group’s higher advertising and marketing spending.

Cost of sales decreased by Php222 million, or 47%, to Php254 million primarily due to lower sales of software licenses and hardware products.

Amortization of intangible assets increased by Php94 million, or 68%, to Php232 million in relation to the acquisition of the SPi Group and Level Up!, as well as the acquisition of Springfield Service Corporation, or Springfield, by SPi in April 2007. Please see Note 11 – Goodwill and Intangible Assets to the accompanying unaudited consolidated financial statements for further discussion.

Financing costs decreased by Php2 million, or 2%, to Php111 million in 2007 primarily due to a higher gain on derivative transactions recognized by our customer interaction service and knowledge processing solution businesses partially offset by higher accretion on financial liabilities particularly the contingent consideration in relation to the Springfield acquisition in 2007 and a higher loss on foreign exchange revaluation due to the appreciation of the peso in 2007.

Taxes and licenses increased by Php24 million, or 34%, to Php94 million primarily due to the full consolidation of the SPi Group in 2007 and higher business-related taxes.

Provisions decreased by Php10 million, or 16%, to Php54 million mainly due to lower than anticipated uncollectible accounts in 2007.

Insurance and security services increased by Php14 million, or 40%, to Php49 million primarily due to higher premium costs and an increase in the value of assets insured.

Equity share in net losses of associates amounted to Php11 million in 2007 compared to Php52 million in 2006 primarily due to ePLDT’s share in net losses of unconsolidated investee companies.

Other expenses increased by Php40 million, or 29%, to Php179 million mainly due to higher business-related costs, such as office supplies.

Benefit from Income Tax

Benefit from income tax increased by Php80 million, or 216%, to Php117 million in 2007 primarily due to the corresponding deferred tax effect of the amortization of intangible assets in relation to the acquisition of the SPi Group and Level Up!. This also includes benefit from income tax pertaining to SPi’s acquisition of Springfield in 2007.

Net Loss

In 2007, our ICT business segment registered a net loss of Php94 million, an improvement of 70% from a net loss of Php312 million in 2006 mainly as a result of the 56% increase in ICT-related revenues mainly from the consolidation of the SPi Group and Level Up! and higher benefit from income tax in 2007, partly offset by the 51% increase in ICT-related expenses mainly from the full consolidation of the SPi Group.

Plans and Prospects

We are the largest and most diversified telecommunications company in the Philippines. We offer the broadest range of telecommunications services among all operators in the Philippines. We plan to capitalize on this position to further expand our subscriber base and fortify our industry position. We also plan to maximize revenue opportunities by offering more value-driven products and services, while bundling and cross-selling voice and data offerings across our various platforms of fixed line, wireless and ICT. We intend to align as well the deployment of our fixed line and wireless platforms and technologies such that these initiatives dovetail with our delivery of services. We will continue to consider value-accretive investments in related businesses such as those in the global outsourcing and off-shoring industry.

For 2008, cash from operations will allow us to increase the level of our capital expenditures for the expansion and upgrading of our network infrastructure. We will make additional investments in our core facilities to maximize existing technologies and increase capacity. Our 2008 budget for consolidated capital expenditures is approximately Php25 billion, of which approximately Php15 billion is budgeted to be spent by Smart, approximately Php9 billion is budgeted to be spent by PLDT and the balance represents the budgeted capital spending of our other subsidiaries.

Liquidity and Capital Resources

The following table shows our consolidated cash flows for the years ended December 31, 2007 and 2006 as well as our consolidated capitalization and other selected financial data as at December 31, 2007 and 2006:

	Years Ended December 31,
	2007	2006

(in millions)
Cash Flows
Net cash provided by operating activities	Php77,355	Php67,739
Net cash used in investing activities	31,319	35,790
Capital expenditures	24,824	20,674
Net cash used in financing activities	44,756	44,428
Net increase (decrease) in cash and cash equivalents	577	(13,189)

	December 31,
	2007	2006
(in millions)
Capitalization
Long-term portion of interest-bearing financial liabilities – net of current portion:
Long-term debt	Php53,372	Php63,769
Obligations under capital lease	15	106
Preferred stock subject to mandatory redemption	–	1,369
	53,387	65,244

Current portion of interest-bearing financial liabilities:
Notes payable	493	201
Long-term debt maturing within one year	6,775	16,184
Obligations under capital lease maturing within one year	481	924
Preferred stock subject to mandatory redemption	1,015	–
	8,764	17,309
Total interest-bearing financial liabilities	62,151	82,553
Total equity	112,511	104,067
	Php174,662	Php186,620

Other Financial Data
Total assets	Php240,158	Php242,118
Property, plant and equipment - net	159,414	164,190
Cash and cash equivalents	17,447	16,870
Short-term investments	13,415	8,327

As at December 31, 2007, our consolidated cash and cash equivalents and short-term investments totaled Php30,862 million. Principal sources of consolidated cash and cash equivalents in 2007 were cash flows from operating activities amounting to Php77,355 million and drawings from Smart’s, PLDT’s and ePLDT’s debt facilities aggregating Php7,647 million. These funds were used principally for dividend payments of Php28,470 million, capital outlays of Php24,824 million, total debt principal payments of Php18,258 million and interest payments of Php5,891 million.

Operating Activities

Our consolidated net cash flows from operating activities increased by Php9,616 million, or 14%, to Php77,355 million in 2007 from Php67,739 million in 2006. A significant portion of our cash flow is generated by our wireless business, which contributed approximately 59% of our total revenues and other income in 2007 and 57% in 2006. Revenues from our fixed line and ICT services accounted for 34% and 7%, respectively, of our total revenues and other income in 2007 compared to 38% and 5%, respectively, in 2006.

Cash flows from operating activities of our wireless business amounted to Php49,609 million in 2007, an increase of Php11,556 million, or 30%, compared to Php38,053 million in 2006. The increase in our wireless business segment’s cash flows from operating activities was primarily due to the decrease in our working capital requirements in 2007 owing to the settlement of various payables in 2006. However, cash flows from operating activities of our fixed line business decreased to Php24,245 million due to higher working capital requirements in 2007, compared to Php29,720 million in 2006. The overall increase in our cash from operating activities was primarily due to a decrease in working capital requirements with lower level of settlements of various current liabilities, partially offset by higher billings of accounts receivable. We believe that our continuing strong cash flows from operating activities on a consolidated basis will allow us to defray our current liabilities as our current ratio is more than 1:1 as at December 31, 2007.

Until April 2006, Smart was subject to loan covenants that restricted its ability to pay dividends, redeem preferred shares, make distributions to PLDT or otherwise provide funds to PLDT or any associate without the consent of its lenders. Smart was able to obtain waivers from Finnvera and certain of its lenders for all dividend payments made by Smart to PLDT up to March 2006. Dividend payments made by Smart to PLDT after April 2006 did not require prior creditor consent as all loan facilities that contained such restrictions have already been repaid. Cash dividends paid by Smart to PLDT for the years ended December 31, 2007 and 2006 amounted to Php26,927 million and Php20,600 million, respectively.

In 2007, Piltel paid cash dividends to various preferred shareholders in the aggregate amount of Php2,943 million, of which Php2,930 million was paid to PLDT.

Investing Activities

Net cash used in investing activities amounted to Php31,319 million in 2007, a decrease of Php4,471 million, or 12%, compared to Php35,790 million in 2006. This was primarily a net result of a decrease in investments of Php8,602 million due to the acquisition of 100% equity interests in SPi and CyMed in 2006, partially offset by the increase in capital expenditures of Php4,150 million in 2007.

Our consolidated capital expenditures in 2007 totaled Php24,824 million, an increase of Php4,150 million, or 20%, from Php20,674 million in 2006 primarily due to Smart’s and PLDT’s higher capital spending. Smart's capital spending of Php14,179 million in 2007 was used primarily to further upgrade its core, access and transmission network facilities, expand its wireless broadband facilities and develop IT platforms for new businesses. PLDT's capital spending of Php9,912 million was principally used to finance the expansion and upgrade of its submarine cable facilities, fixed line data and IP-based network services. ePLDT and its subsidiaries’ capital spending of Php678 million was primarily used to fund its continued customer interaction services expansion. The balance represented other subsidiaries’ capital spending. Consolidated capital expenditures in 2006 amounted to Php20,674 million, of which Php10,506 million, Php8,902 million and Php1,132 million were attributable to Smart, PLDT and ePLDT, respectively.

Payments for purchase of investments in 2007 amounted to Php2,288 million, of which Php1,687 million and Php601 million were paid for the acquisitions of a 100% equity interest in Springfield and a 30% equity interest in BOW, respectively. In 2006, Php10,890 million were paid in relation to the purchase of the following: (a) a 100% equity interest in SPi and CyMed aggregating Php8,847 million; (b) the final settlement of the acquisition of Smart Broadband of Php1,201 million; (c) the purchase of a 60% equity interest in Level Up! of Php381 million; (d) the acquisition of approximately 25.5% equity interest in Philweb for Php428 million; and (e) the acquisition of the remaining 20% equity in Wolfpac for Php30 million.

As part of our growth strategy, we may from time to time, continue to make acquisitions and investments in companies or businesses, which may or may not be significant.

Financing Activities

On a consolidated basis, we used net cash of Php44,756 million in 2007 for financing activities, net of loan drawings by Smart, an increase of Php328 million compared to Php44,428 million in 2006. The net cash used in financing activities was mainly utilized for debt repayments, interest payments, and dividend payments distributed to PLDT common and preferred stockholders.

Debt Financing

Additions to our consolidated long-term debt in 2007 totaled Php7,647 million mainly from Smart's drawings related to the financing of its network expansion projects. Payments in respect of principal and interest of our total debt amounted to Php18,258 million and Php5,891 million, respectively, in 2007, of which Php12,503 million in principal and Php4,451 million in interest were attributable to PLDT.

Our long-term debt decreased by Php19,806 million, or 25%, to Php60,147 million in 2007, largely due to debt amortizations and prepayments in line with efforts to reduce our overall debt level, and also due to the appreciation of the peso resulting to the lower peso revaluation of our foreign-currency denominated debts. The debt levels of PLDT, Smart and Mabuhay decreased by 35%, 1% and 45% to Php33,975 million, Php24,995 million and Php1,145 million, respectively, in 2007.

On November 27, 2007, the consent solicitation for the PLDT 11.375% Notes due 2012, 10.5% Notes due 2009 and 8.35% Notes due 2017, or the Notes, was completed after holders of more than 51% of the aggregate principal amount of the Notes gave their consents for the proposed amendments governing the Notes. The amendments allow PLDT greater flexibility to make certain restricted payments, pay dividends or distributions, while reducing PLDT’s permitted leverage ratios pursuant to the terms of the Notes.

On May 22, 2007, PLDT signed loan agreements with The Philippine American Life and General Insurance Company for Php400 million and The Philam Bond Fund, Inc. for Php20 million to refinance their respective participations in the Ten-Year Note under the Php1,270 million Peso Fixed Rate Corporate Notes which were repaid on June12, 2007. Both loans will mature on June 12, 2014.

On February 15, 2007, Smart issued Php5 billion unsecured fixed rate corporate notes, made up of Series A notes amounting to Php3.8 billion and Series B notes amounting to Php1.2 billion with five and ten year terms, respectively. Series A notes were priced at 5.625%, while Series B notes were priced at 6.500%. Funds raised from the issuance of these notes will be used primarily for Smart’s capital expenditures for network improvement and expansion.

Approximately Php24,398 million principal amount of our consolidated outstanding long-term debt in 2007 is scheduled to mature over the period from 2008 to 2011. Of this amount, Php11,165 million is attributable to PLDT, Php12,056 million to Smart and the remainder to Mabuhay Satellite and ePLDT.

For a complete discussion of our long-term debt, see Note 18 – Interest-bearing Financial Liabilities – Long-term Debt to the accompanying unaudited consolidated financial statements.

Debt Covenants

Our debt instruments contain restrictive covenants, including covenants that could prohibit us from paying dividends on common stock under certain circumstances, and require us to comply with specified financial ratios and other financial tests, calculated in conformity with Philippine Financial Reporting Standards, at relevant measurement dates, principally at the end of each quarterly period. We have complied with all of our maintenance financial ratios as required under our loan covenants and other debt instruments.

Please see Note 18 – Interest-bearing Financial Liabilities – Debt Covenants to the accompanying unaudited consolidated financial statements for a detailed discussion of our covenants.

Financing Requirements

We believe that our available cash, including cash flow from operations, will provide sufficient liquidity to fund our projected operating, investment, capital expenditures and debt service requirements for the next 12 months.

As a result of our strong cash flows and low debt levels, we have increased our dividend payout ratio to 70% of 2007 earnings per share from 60% of 2006 earnings per share.

On August 7, 2007, we declared a special dividend of Php40 per share attributable to our 2006 earnings. This special dividend is an incremental dividend payout representing approximately 25% of our 2006 earnings per share. As a result of such special dividend declaration, our total dividend payments attributable to our 2006 earnings increased to Php140 per share, inclusive of the regular dividends paid out of our 2006 earnings aggregating Php100 per share. In addition to the Php60 per share dividend declared last August 7, 2007, we declared on March 4, 2008 a regular cash dividend of Php68 per share and a special cash dividend of Php56 per share, representing close to a 100% of our 2007 earnings per share.

The following table sets forth the dividend declaration on PLDT’s common stock pertaining to 2006 and 2007 earnings:

	Date		Amount
Earnings	Approved	Record	Payable	Per share	Total Declared
(in millions)

2006	August 8, 2006	August 21, 2006	September 21, 2006	Php50	Php9,379
2006	March 6, 2007	March 20, 2007	April 20, 2007	Php50	9,429
2006	August 7, 2007	August 24, 2007	September 24, 2007	Php40	7,548
				Php140	Php26,356

2007	August 7, 2007	August 24, 2007	September 24, 2007	Php60	Php11,322
2007	March 4, 2008	March 19, 2008	April 21, 2008	Php68	Php12,834
2007	March 4, 2008	March 19, 2008	April 21, 2008	Php56	Php10,570
				Php184	Php34,726

Credit Ratings

None of our existing indebtedness contains provisions under which credit rating downgrades would trigger a default, changes in applicable interest rates or other similar terms and conditions.

PLDT’s current credit ratings are as follows:

Rating Agency	Credit Rating		Outlook

Standard & Poor’s Ratings Services, or Standard & Poor’s	Foreign Currency Rating	BB+	Stable

Moody’s Investor Service, or Moody’s	Foreign Currency Senior Unsecured Debt Rating	Ba2	Positive
	Local Currency Corporate Family Rating	Baa2	Stable

Fitch Ratings, or Fitch	Long-term Foreign Currency Rating	BB+	Stable
	Long-term Local Currency Rating	BB+	Stable
	Long-term Foreign Currency Issuer Default Rating, or IDR	BB+	Stable
	Long-term Local Currency Issuer Default Rating	BBB	Stable
	National Long-term Rating	AAA(ph1)	Stable

On January 28, 2008, Moody’s affirmed our foreign currency senior unsecured debt rating from stable to positive following the change in the outlook of the Philippines Ba3 country ceiling for foreign currency bonds to positive from stable.

On November 6, 2007, Standard and Poor’s, Moody’s and Fitch affirmed some of our local and foreign currency ratings following the consent solicitation announcement relating to our outstanding Notes due 2009, 2012 and 2017 to effect certain proposed amendments that would give us more flexibility to make investments and dividend payments. The affirmation also reflects our healthy financial and dominant market positions though counterbalanced by the uncertainty of the Philippines’ political and economic environment. However, any future upward ratings would be more reflective of a stabilizing economic, political and social environment reducing such uncertainties.

Off-Balance Sheet Arrangement

We have no existing material off-balance sheet arrangement, transactions or obligations as at December 31, 2007.

Equity Financing

PLDT raised Php73 million and Php63 million from the exercise by certain officers and executives of stock options in 2007 and 2006, respectively.

Cash dividend payments in 2007 amounted to Php28,470 million compared to Php14,913 million paid to preferred and common shareholders in 2006. In 2007, there were 188.7 million PLDT common shares outstanding compared to 188.4 million common shares outstanding as at December 31, 2006.

Contractual Obligations and Commercial Commitments

Contractual Obligations

For a discussion of our contractual obligations, see Note 24 – Contractual Obligations and Commercial Commitments to the accompanying unaudited consolidated financial statements.

Commercial Commitments

As at December 31, 2007, our outstanding commercial commitments, in the form of letters of credit, amounted to Php3,782 million. These commitments will expire within one year.

Quantitative and Qualitative Disclosures about Market Risks

Our operations are exposed to various risks, including liquidity risk, foreign exchange risk, interest rate risk, credit risk and capital management. The importance of managing these risks has significantly increased in light of considerable change and continuing volatility in both the Philippine and international financial markets. With a view to managing these risks, we have incorporated financial risk management functions in our organization, particularly in our treasury operations, equity issues and sales of certain assets.

For further discussions of these risks, see Note 24 – Contractual Obligations and Commercial Commitments and Note 26 – Financial Assets and Liabilities – Financial Risk Management Objectives and Policies to the accompanying unaudited consolidated financial statements.

Impact of Inflation and Changing Prices

Inflation can be a significant factor in the Philippine economy, and we are continually seeking ways to minimize its impact. In recent periods, we do not believe inflation has had a material impact on our operations. The average inflation rate in the Philippines in 2007 was 2.8% compared to 6.2% in 2006.

Related Party Transactions

For a detailed discussion of the related party transactions, see Note 22 –Related Party Transactions to the accompanying unaudited consolidated financial statements.

ANNEX – AGING OF ACCOUNTS RECEIVABLE

The following table shows the aging of unaudited consolidated receivables as at December 31, 2007:

Type of Accounts Receivable	Total	Current	31-60 Days	61-90 Days	Over 91 Days

	(In Millions)

Retails subscribers	Php8,178	Php2,730	Php1,036	Php286	Php4,126
Foreign administrations	4,597	1,324	902	570	1,801
Corporate subscribers	8,685	1,457	1,118	576	5,534
Domestic carriers	1,884	103	91	96	1,594
Dealers and agents	2,156	1,446	15	1	694
Total	Php25,500	Php7,060	Php3,162	Php1,529	Php13,749

Less: Allowance for doubtful accounts ...	13,203

Total Receivables - net	Php12,297

SIGNATURES

Pursuant to the requirements of the Securities Regulation Code, the registrant has duly caused this report for the fourth quarter of 2007 to be signed on its behalf by the undersigned thereunto duly authorized.

Registrant: PHILIPPINE LONG DISTANCE TELEPHONE COMPANY

Signature and Title: /s/ Napoleon L. Nazareno

Napoleon L. Nazareno

President and Chief Executive Officer

Signature and Title: /s/ Anabelle Lim-Chua

Anabelle Lim-Chua

Senior Vice President and Treasurer

(Senior Financial Officer)

Signature and Title: /s/ June Cheryl A. Cabal-Furigay

June Cheryl A. Cabal-Furigay

Vice President and Controller

(Principal Accounting Officer)

March 4, 2008

PHILIPPINE LONG DISTANCE TELEPHONE COMPANY AND SUBSIDIARIES

UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

AS AT DECEMBER 31, 2007 AND 2006

AND FOR THE THREE YEARS ENDED DECEMBER 31, 2007, 2006 AND 2005

AND

INDEPENDENT AUDITORS’ REPORT

PHILIPPINE LONG DISTANCE TELEPHONE COMPANY AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

December 31, 2007 and 2006

(in million pesos, except par value and per share amounts)

	2007	2006
	(Unaudited)	(As restated – Note 2)
ASSETS
Noncurrent Assets
Property, plant and equipment - net (Notes 2, 3, 5, 8, 18 and 26)	159,414	164,190
Investments in associates - at equity (Notes 2, 5, 9, 18 and 26)	1,351	636
Investments-available-for-sale (Notes 2 and 26)	143	116
Investments in debt securities (Notes 2 and 26)	273	–
Investment properties (Notes 2, 3, 10 and 26)	577	587
Goodwill and intangible assets - net (Notes 2, 3, 5, 11 and 26)	11,721	12,214
Deferred income tax assets (Notes 2, 4, 6 and 26)	13,754	19,884
Derivative financial assets (Notes 2 and 26)	59	434
Prepayments - net of current portion (Note 26)	2,280	2,185
Advances and refundable deposits - net of current portion (Notes 2, 22 and 26)	1,378	1,066
Total Noncurrent Assets	190,950	201,312
Current Assets
Cash and cash equivalents (Notes 2, 12 and 26)	17,447	16,870
Short-term investments (Notes 2 and 26)	13,415	8,327
Investments in debt securities (Notes 2 and 26)	1,115	–
Trade and other receivables - net (Notes 2, 14, 22 and 26)	12,297	10,158
Inventories and supplies (Notes 2, 15 and 26)	1,167	1,230
Derivative financial assets (Notes 2 and 26)	897	47
Current portion of prepayments (Notes 16 and 26)	2,371	4,018
Current portion of advances and refundable deposits (Notes 2, 22 and 26)	499	156
Total Current Assets	49,208	40,806
TOTAL ASSETS	240,158	242,118

EQUITY AND LIABILITIES
Equity Attributable to Equity Holders of PLDT (Notes 2, 7 and 17)
Preferred stock, Php10 par value, authorized - 822,500,000 shares; issued and outstanding - 441,650,297 shares as at December 31, 2007 and 442,375,057 shares as at December 31, 2006	4,417	4,424
Common stock, Php5 par value, authorized - 234,000,000 shares; issued and outstanding - 188,740,519 shares as at December 31, 2007 and 188,434,695 shares as at December 31, 2006	943	942
Stock options issued (Note 23)	9	40
Equity portion of convertible preferred stock (Note 18)	6	9
Capital in excess of par value	67,057	66,574
Retained earnings (Note 7)	39,576	32,328
Cumulative translation adjustments (Note 26)	(895)	(1,796)
Total Equity Attributable to Equity Holders of PLDT	111,113	102,521
Minority interest	1,398	1,546
Total Equity	112,511	104,067

PHILIPPINE LONG DISTANCE TELEPHONE COMPANY AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS (continued)

December 31, 2007 and 2006

(in million pesos, except par value and per share amounts)

	2007	2006
	(Unaudited)	(As restated – Note 2)
Noncurrent Liabilities
Interest-bearing financial liabilities - net of current portion (Notes 2, 8, 18, 24 and 26)	53,387	65,244
Deferred income tax liabilities (Notes 2, 4, 6 and 26)	2,155	402
Derivative financial liabilities (Notes 2, 24 and 26)	7,741	6,872
Pension and other employee benefits (Notes 2, 3, 23 and 26)	4,540	2,982
Customers’ deposits (Note 25)	2,201	2,204
Deferred credits and other noncurrent liabilities (Notes 2, 3, 8, 14, 19 and 26)	9,632	8,025
Total Noncurrent Liabilities	79,656	85,729
Current Liabilities
Accounts payable (Notes 2, 20, 22 and 26)	12,253	8,634
Accrued expenses and other current liabilities (Notes 2, 3, 18, 21, 22, 23, 24, 25 and 26)	21,674	22,613
Derivative financial liabilities (Notes 2, 24 and 26)	242	108
Provisions for assessments (Notes 22, 24, 25 and 26)	1,112	446
Current portion of interest-bearing financial liabilities (Notes 2, 8, 18, 24 and 26)	8,764	17,309
Dividends payable (Notes 2, 7, 18 and 26)	1,071	774
Income tax payable (Notes 2, 6 and 26)	2,875	2,438
Total Current Liabilities	47,991	52,322
TOTAL EQUITY AND LIABILITIES	240,158	242,118

See accompanying Notes to Unaudited Consolidated Financial Statements.

PHILIPPINE LONG DISTANCE TELEPHONE COMPANY AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME

For the Years Ended December 31, 2007, 2006 and 2005

(in million pesos, except per share amounts)

	2007	2006	2005
	(Unaudited)	(As restated – Note 2)
REVENUES
Service revenues (Note 4)	135,476	124,976	121,104
Non-service revenues (Notes 4 and 5)	2,480	2,967	3,312
Equity share in net income of associates (Note 4)	–	–	7
Other income (Note 4)	3,667	5,740	1,663
	141,623	133,683	126,086
EXPENSES
Depreciation and amortization (Notes 4 and 8)	28,613	31,869	30,822
Compensation and employee benefits (Notes 5 and 23)	20,470	18,359	14,136
Repairs and maintenance (Note 22)	7,310	6,886	6,705
Selling and promotions	5,824	5,010	5,093
Professional and other contracted services (Notes 5 and 22)	5,588	3,149	2,464
Cost of sales (Notes 5, 22 and 24)	4,844	5,522	6,501
Financing costs (Notes 5, 8, 18 and 26)	3,653	9,084	9,133
Rent (Note 24)	2,762	2,257	2,086
Taxes and licenses (Note 25)	2,319	1,747	2,205
Communication, training and travel	1,850	1,481	1,465
Provisions (Notes 3, 4, 14, 15, 22, 24 and 25)	1,326	985	2,926
Insurance and security services (Note 22)	1,197	1,255	1,523
Asset impairment (Notes 3, 5, 8, 9 and 11)	657	1,819	26
Amortization of intangible assets (Notes 3 and 11)	390	450	244
Equity share in net losses of associates	11	52	–
Other expenses (Note 22)	1,552	1,527	2,100
	88,366	91,452	87,429
INCOME BEFORE INCOME TAX	53,257	42,231	38,657
PROVISION FOR INCOME TAX (Notes 2, 4 and 6)	17,279	6,890	4,155
NET INCOME FOR THE YEAR	35,978	35,341	34,502
ATTRIBUTABLE TO:
Equity holders of PLDT	36,004	35,138	34,135
Minority interest	(26)	203	367
	35,978	35,341	34,502
Earnings Per Common Share (Note 7)
Basic	188.42	188.03	190.13
Diluted	187.53	187.93	185.87

See accompanying Notes to Unaudited Consolidated Financial Statements.

PHILIPPINE LONG DISTANCE TELEPHONE COMPANY AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

For the Years Ended December 31, 2007, 2006 and 2005

(in million pesos)

	Preferred Stock	Common Stock	Stock Options Issued	Equity Portion of Convertible Preferred Stock	Capital in Excess of Par Value	Retained Earnings (Deficit)	Cumulative Translation Adjustments	Equity Attributable to Equity Holders of PLDT	Minority Interest	Total Equity
Balances at January 1, 2005
As previously reported	4,497	851	181	448	50,469	(10,478)	362	46,330	857	47,187
Effect of change in accounting policy on revenue recognition of installation fees (Note 2)	–	–	–	–	–	(500)	–	(500)	–	(500)
As restated	4,497	851	181	448	50,469	(10,978)	362	45,830	857	46,687
Changes in equity:
Net income for the year
As previously reported	–	–	–	–	–	34,112	–	34,112	367	34,479
Effect of change in accounting policy on revenue recognition of installation fees (Note 2)	–	–	–	–	–	22	–	22	–	22
As restated	–	–	–	–	–	34,134	–	34,134	367	34,501
Foreign currency translation differences (Note 26)	–	–	–	–	–	–	(62)	(62)	(36)	(98)
Net gains on available-for-sale financial assets (Note 26)	–	–	–	–	–	–	4	4	–	4
Net gains on cash flow hedges (Note 26)	–	–	–	–	–	–	949	949	–	949
Total income and expense for the year recognized directly to equity	–	–	–	–	–	–	891	891	(36)	855
Total income and expense for the year						34,134	891	35,025	331	35,356
Cash dividends (Note 7)	–	–	–	–	–	(11,051)	–	(11,051)	–	(11,051)
Issuance of capital stock - net of conversion (Note 17)	(64)	51	–	(399)	3,062	–	–	2,650	–	2,650
Exercised shares	–	2	(113)	–	386			275	–	275
Cancelled options shares	–	–	(1)	–	1	–	–	–	–	–
Minority interest	–	–	–	–	–	–	–	–	(26)	(26)
Balances at December 31, 2005 (As restated – Note 2)	4,433	904	67	49	53,918	12,105	1,253	72,729	1,162	73,891

Balances at January 1, 2006
As previously reported	4,433	904	67	49	53,918	12,583	1,253	73,207	1,162	74,369
Effect of change in accounting policy on revenue recognition of installation fees (Note 2)	–	–	–	–	–	(478)	–	(478)	–	(478)
As restated	4,433	904	67	49	53,918	12,105	1,253	72,729	1,162	73,891
Changes in equity:
Net income for the year
As previously reported	–	–	–	–	–	35,116	–	35,116	203	35,319
Effect of change in accounting policy on revenue recognition of installation fees (Note 2)	–	–	–	–	–	22	–	22		22
As restated	–	–	–	–	–	35,138	–	35,138	203	35,341
Foreign currency translation differences (Note 26)	–	–	–	–	–	–	(535)	(535)	(45)	(580)
Net losses on available-for-sale financial assets (Note 26)	–	–	–	–	–	–	(5)	(5)	–	(5)
Net losses on cash flow hedges (Note 26)	–	–	–	–	–	–	(2,509)	(2,509)	–	(2,509)
Total income and expense for the year recognized directly to equity	–	–	–	–	–	–	(3,049)	(3,049)	(45)	(3,094)
Total income and expense for the year	–	–	–	–	–	35,138	(3,049)	32,089	158	32,247
Cash dividends (Note 7)	–	–	–	–	–	(14,915)	–	(14,915)	–	(14,915)
Issuance of capital stock - net of conversion (Note 17)	(9)	38	–	(40)	12,566	–	–	12,555	–	12,555
Exercised shares	–	–	(27)	–	90	–	–	63	–	63
Minority interest	–	–	–	–	–	–	–	–	226	226
Balances at December 31, 2006 (As restated – Note)	4,424	942	40	9	66,574	32,328	(1,796)	102,521	1,546	104,067

PHILIPPINE LONG DISTANCE TELEPHONE COMPANY AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY (continued)

For the Years Ended December 31, 2007, 2006 and 2005

(in million pesos)

	Preferred Stock	Common Stock	Stock Options Issued	Equity Portion of Convertible Preferred Stock	Capital in Excess of Par Value	Retained Earnings	Cumulative Translation Adjustments	Equity Attributable to Equity Holders of PLDT	Minority Interest	Total Equity
Balances at January 1, 2007
As previously reported	4,424	942	40	9	66,574	32,784	(1,796)	102,977	1,546	104,523
Effect of change in accounting policy on revenue recognition of installation fees (Note 2)	–	–	–	–	–	(456)	–	(456)		(456)
As restated	4,424	942	40	9	66,574	32,328	(1,796)	102,521	1,546	104,067
Changes in equity:
Net income for the year	–	–	–	–	–	36,004	–	36,004	(26)	35,978
Foreign currency translation differences (Note 26)	–	–	–	–	–	–	(1,782)	(1,782)	(67)	(1,849)
Net gains on available-for-sale financial assets (Note 26)	–	–	–	–	–	–	30	30	–	30
Net gains on cash flow hedges (Note 26)	–	–	–	–	–	–	2,653	2,653	–	2,653
Total income and expense for the year recognized directly to equity	–	–	–	–	–	–	901	901	(67)	834
Total income and expense for the year	–	–	–	–	–	36,004	901	36,905	(93)	36,812
Cash dividends (Note 7)	–	–	–	–	–	(28,756)	–	(28,756)	(12)	(28,768)
Issuance of capital stock - net of conversion (Note 17)	(7)	1	–	(3)	379	–	–	370	–	370
Exercised shares (Note 23)	–	–	(31)	–	104	–	–	73	–	73
Minority interest	–	–	–	–	–	–	–	–	(43)	(43)
Balances at December 31, 2007 (Unaudited)	4,417	943	9	6	67,057	39,576	(895)	111,113	1,398	112,511

See accompanying Notes to Unaudited Consolidated Financial Statements.

PHILIPPINE LONG DISTANCE TELEPHONE COMPANY AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

For the Years Ended December 31, 2007, 2006 and 2005

(in million pesos)

	2007	2006	2005
	(Unaudited)	(As restated – Note 2)
CASH FLOWS FROM OPERATING ACTIVITIES
Income before income tax	53,257	42,231	38,657
Adjustments for:
Depreciation and amortization (Notes 4 and 8)	28,613	31,869	30,822
Interest on loans and related items - net of capitalized interest (Note 5)	5,714	7,359	10,377
Accretion on financial liabilities - net (Notes 5 and 25)	1,161	3,314	2,882
Provision for assessments (Notes 3, 5, 22, 24 and 25)	666	38	196
Asset impairment (Note 5)	657	1,819	26
Provision for doubtful accounts (Notes 3, 5 and 14)	417	736	2,251
Amortization of intangible assets (Note 11)	390	450	244
Write-down of inventories to net realizable values (Notes 3, 5 and 16)	243	211	479
Dividends on preferred stock subject to mandatory redemption (Note 5)	17	130	251
Equity share in net losses (income) of associates (Note 4)	11	52	(7)
(Gains) losses on derivative financial instruments - net (Notes 5 and 26)	(81)	405	628
Interest income (Note 5)	(1,503)	(1,654)	(1,535)
Foreign exchange gains - net of capitalized foreign exchange gains (Notes 5, 17 and 25)	(2,976)	(1,967)	(4,906)
Others	(1,567)	(4,570)	(318)
Operating income before working capital changes	85,019	80,423	80,047
Decrease (increase) in:
Trade and other receivables	(3,266)	(1,187)	(1,036)
Inventories and supplies	(76)	343	509
Prepayments	1,862	(1,513)	(3,293)
Advances and refundable deposits	(307)	1,329	(240)
Increase (decrease) in:
Accounts payable	4,763	(9,254)	6,466
Accrued expenses and other current liabilities	4,138	1,613	2,457
Unearned revenues	82	534	(291)
Pension and other employee benefits	(3,436)	3,718	1,316
Net cash generated from operations	88,779	76,006	85,935
Income taxes paid	(11,424)	(8,267)	(9,722)
Net cash provided by operating activities	77,355	67,739	76,213
CASH FLOWS FROM INVESTING ACTIVITIES
Additions to property, plant and equipment	(24,282)	(20,125)	(14,486)
Proceeds from disposal of property, plant and equipment	953	694	912
Interest paid - capitalized to property, plant and equipment (Notes 5 and 8)	(542)	(549)	(504)
Payments for purchase of investments - net of cash acquired (Note 11)	(2,288)	(10,890)	(248)
Payments for acquisition of intangibles	(213)	–	–
Proceeds from disposal of investment properties	10	72	11
(Increase) decrease in short-term investments	(5,494)	(5,508)	1,202
Decrease (increase) in investments in notes receivable	–	89	(60)
Increase in investments in debt securities	(264)	–	–
Proceeds from disposal of investments-held-for-sale	3	–	–
Interest received	1,218	1,481	1,408
Decrease (increase) in advances and refundable deposits	(420)	(1,054)	71
Net cash used in investing activities	(31,319)	(35,790)	(11,694)

PHILIPPINE LONG DISTANCE TELEPHONE COMPANY AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS (continued)

For the Years Ended December 31, 2007, 2006 and 2005

(in million pesos)

	2007	2006	2005
	(Unaudited)	(As restated – Note 2)
CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds from availment of long-term debt (Note 18)	7,647	9,724	5,471
Payments of long-term debt (Note 18)	(18,065)	(29,238)	(44,323)
Payments of debt issuance costs	(54)	(34)	(133)
Proceeds from notes payable	502	211	329
Payments of notes payable	(193)	(128)	(387)
Payments of obligations under capital lease	(199)	(210)	(38)
Interest paid - net of capitalized portion	(5,891)	(7,528)	(10,545)
Settlements of derivative financial instruments	(848)	(2,304)	(1,645)
Cash dividends paid	(28,470)	(14,913)	(10,972)
Proceeds from issuance of capital stock	76	66	285
Redemption of shares of minority interest	(15)	–	–
Increase (decrease) in:
Customers’ deposits	12	6	42
Other noncurrent liabilities	742	(80)	1,122
Net cash used in financing activities	(44,756)	(44,428)	(60,794)
EFFECT OF FOREIGN EXCHANGE RATE CHANGES ON CASH AND CASH EQUIVALENTS	(703)	(710)	(987)
NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	577	(13,189)	2,738
CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR	16,870	30,059	27,321
CASH AND CASH EQUIVALENTS AT END OF YEAR	17,447	16,870	30,059

See accompanying Notes to Unaudited Consolidated Financial Statements.

PHILIPPINE LONG DISTANCE TELEPHONE COMPANY AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1.         Corporate Information

The Philippine Long Distance Telephone Company, or PLDT, or Parent Company, was incorporated under the old Corporation Law of the Philippines (Act 1459, as amended) on November 28, 1928, following the merger of four telephone companies under common U.S. ownership. Under its amended Articles of Incorporation, PLDT’s corporate term is currently limited through 2028. In 1967, effective control of PLDT was sold by General Telephone and Electronics Corporation (a major shareholder since PLDT’s incorporation) to a group of Filipino businessmen. In 1981, in furtherance of the then existing policy of the Philippine government to integrate the Philippine telecommunications industry, PLDT purchased substantially all of the assets and liabilities of the Republic Telephone Company, which at that time was the second largest telephone company in the Philippines. In 1998, First Pacific Company Limited, or First Pacific, and its Philippine and other affiliates, or collectively the First Pacific Group, acquired a significant interest in PLDT. On March 24, 2000, NTT Communications Corporation, or NTT Communications, through its wholly-owned subsidiary NTT Communications Capital (UK) Ltd., or NTTC-UK, became PLDT’s strategic partner with approximately 15% economic and voting interest in the issued and outstanding common stock of PLDT. Simultaneous with NTT Communications’ investment in PLDT, we acquired 100% of Smart Communications, Inc., or Smart. On March 14, 2006, NTT DoCoMo, Inc., or DoCoMo, acquired from NTT Communications approximately 7% of PLDT’s outstanding common shares held by NTT Communications with NTT Communications retaining ownership of approximately 7% of PLDT’s common shares. On February 28, 2007, Metro Pacific Asset Holdings, Inc., a Philippine affiliate of First Pacific completed the acquisition of an additional interest of approximately 46% in Philippine Telecommunications Investment Corporation, or PTIC, a shareholder of PLDT. This additional investment in PTIC represents an attributable interest of approximately 7.1% of the issued common shares of PLDT and thereby raised First Pacific Group’s beneficial ownership to approximately 26.27% of PLDT’s shares of common stock as at that date. NTT DoCoMo has since increased its shareholdings to 13.34% of the outstanding common stock of PLDT as at end of January 2008.

The common shares of PLDT are listed and traded on the Philippine Stock Exchange, or PSE. On October 19, 1994, an American Depositary Receipt, or ADR, facility was established, pursuant to which Citibank N.A., as the depositary, issued ADRs evidencing American Depositary Shares, or ADSs, with each ADS representing one PLDT common share with a par value of Php5 per share. Effective February 10, 2003, PLDT appointed JP Morgan Chase Bank as successor depositary for PLDT’s ADR facility. The ADSs are listed on the New York Stock Exchange, or NYSE, in the United States and are traded on the NYSE under the symbol “PHI”. As at December 31, 2007, there were a total of over 37 million ADSs outstanding.

The ADSs were also listed on the NYSE Arca. However, on December 18, 2006, PLDT issued a notice of its intent to voluntarily delist its ADSs from NYSE Arca, after determining that doing so is in the best interest of PLDT and its stockholders as it would eliminate the duplicative administrative burdens and costs inherent in dual listing on both the NYSE and NYSE Arca. The actual delisting from the NYSE Arca became effective on February 12, 2007.

PLDT operates under the jurisdiction of the Philippine National Telecommunications Commission, or NTC, which jurisdiction extends, among other things, to approving major services offered by PLDT and certain rates charged by PLDT.

Our registered office address is Ramon Cojuangco Building, Makati Avenue, Makati City, Philippines.

2.         Summary of Significant Accounting Policies and Practices

Basis of Preparation

Our unaudited consolidated financial statements have been prepared under the historical cost convention as modified by the revaluation of derivative financial instruments, available-for-sale financial assets and investment properties that have been measured at fair values.

Our unaudited consolidated financial statements are presented in Philippine pesos, PLDT’s functional and presentation currency and all values are rounded to the nearest million except when otherwise indicated.

Statement of Compliance

Our unaudited consolidated financial statements have been prepared in conformity with Philippine Financial Reporting Standards, or PFRS.

Changes in Accounting Policies

Revenue Recognition on Installation Fees

In 2007, we changed our revenue recognition policy for installation fees and have elected to defer and amortize our installation fees and its corresponding costs over the expected average periods of the customer relationship of our fixed line subscribers. Prior to 2007, we recognized installation fees and its corresponding cost outright.

We accounted for the change in accounting policy retroactively and accordingly restated our comparative consolidated financial statements to conform to the said change. The after tax effect of the change was an increase in our consolidated net income of Php119 million for the year ended December 31, 2007 and Php22 million for the years ended December 31, 2006 and 2005. Basic earnings per common share increased by Php0.70, Php0.12 and Php0.13 for the years ended December 31, 2007, 2006 and 2005, respectively.

Our consolidated unearned revenues related to the unamortized installation fees amounted to Php479 million, Php682 million and Php723 million as at December 31, 2007, 2006 and 2005, respectively, and are included in our “Accrued and other current liabilities” and “Deferred credits and other noncurrent liabilities” in the unaudited consolidated balance sheets.

Our accounting policies adopted are consistent with those of the previous financial year except for revenue recognition on installation fees as discussed above and the adoption of the following new and amendments to existing Philippine Accounting Standards, or PAS, PFRS and Philippine Interpretations of International Financial Reporting Interpretations Committee, or IFRIC, during the year. Our adoption of these new and revised standards and interpretations did not have any effect on our financial performance and/or position. Our adoption, however, gave rise to additional disclosures on the following:

•         PFRS 7, “Financial Instruments – Disclosures”. This introduces new disclosures to improve information about our unaudited consolidated financial statements and the nature and extent of risks arising from financial instruments. It requires the disclosure of qualitative and quantitative information about exposure to risks arising from financial instruments, including specified minimum disclosures about credit risk, liquidity risk and market risk, as well as sensitivity analysis to market risk. It replaces PAS 30, “Disclosures in the Financial Statements of Banks and Similar Financial Institutions” and the disclosure requirements in PAS 32, “Financial Instruments: Disclosure and Presentation”, see Note 26 – Financial Assets and Liabilities.

•         IFRIC 7, “Applying the Restatement Approach under PAS 29, Financial Reporting in Hyperinflationary Economies”. This became effective for annual periods beginning on or after January 1, 2007. The Interpretation requires that when a country becomes hyperinflationary, PAS 29 must be applied as if the country had always been hyperinflationary and it provides guidance on calculating deferred taxes and comparatives. As we do not operate in a hyperinflationary economy, this standard has no impact on the classification and valuation of our unaudited consolidated financial statements.

•         IFRIC 8, “Scope of PFRS 2, Share-based Payment”. This became effective for annual periods beginning on or after May 1, 2006. The Interpretation clarifies that PFRS 2 applies to arrangements in which an entity receives non-financial assets or services in consideration for the issue of equity instruments, or in which an entity incurs liabilities in respect of goods and services received that are based on the price of an entity’s equity instruments. This is the case even when the entity cannot identify specifically some or all of the goods or services received. When the identifiable consideration appears to be less than the fair value of the instruments given, this is regarded as an indication that other consideration (i.e., unidentifiable goods or services) has been or will be received. The unidentifiable goods or services received are to be measured at the grant date as the difference between the fair value of the share-based payment (equity given or liability incurred) and the fair value of any identifiable goods or services received. For cash-settled transactions, the liability is to be remeasured at each reporting date until it is settled, in accordance to PFRS 2. The adoption of this standard has no significant impact on our unaudited consolidated financial statements.

•         IFRIC 9, “Reassessment of Embedded Derivatives”. This became effective for annual periods beginning on or after November 1, 2006. The Interpretation clarifies the point at which an entity should reassess whether an embedded derivative needs to be separated from the host contract after the initial hybrid contract is recognized. It concludes that reassessment is prohibited unless, there is a change in the terms of the contract that significantly modifies the cash flows that otherwise would be required under the contract, in which case reassessment is required. The adoption of this standard has no significant impact on our unaudited consolidated financial statements.

•         IFRIC 10, “Interim Financial Reporting and Impairment”. This became effective for annual periods beginning on or after November 1, 2006. The Interpretation states that the specific requirements of PAS 36, “Impairment of Assets” and PAS 39, “Financial Instruments: Recognition and Measurement” take precedence over the general requirements of PAS 34, “Interim Financial Reporting” any such impairment losses recognized in respect of these assets in an interim financial statement must not be reversed in subsequent interim period or annual consolidated financial statements. The adoption of this standard has no impact on our unaudited consolidated financial statements.

•         IFRIC 11, “PFRS 2, Group and Treasury Share Transactions”. This will become effective for annual periods beginning on or after March 31, 2007. This Interpretation addresses issues whether transactions should be accounted for as equity-settled or as cash-settled under PFRS 2 and issues concerning share-based payment arrangement involving entities within the same group. The adoption of this standard has no significant impact on our unaudited consolidated financial statements.

•         Amendments to PAS 1, “Presentation of Financial Statements – Capital Disclosures”. This amendment requires us to include new disclosures to enable users of the unaudited consolidated financial statements to evaluate our objectives, policies and processes for managing capital. The adoption has had no significant impact on our unaudited consolidated financial statements except for additional disclosures as required by the standard. Our adoption of the amendments resulted in the inclusion of additional disclosures on capital management, see Note 26 – Financial Assets and Liabilities.

Basis of Consolidation

Our unaudited consolidated financial statements include the unaudited financial statements of PLDT and those of the following significant subsidiaries (collectively, the PLDT Group).

	Place of Incorporation		Percentage of Ownership
Name of Subsidiary		Principal Activity	Direct	Indirect

Wireless
Smart	Philippines	Cellular mobile services	100.0	–
Smart Broadband, Inc., or SBI	Philippines	Internet broadband distribution	–	100.0
Smartconnect Holdings Pte. Ltd., or SCH	Singapore	International trade of satellites and global system mobile, or GSM, telecommunications	–	100.0
I-Contacts Corporation, or I-Contacts	Philippines	Providing call center services	–	100.0
Wolfpac Mobile, Inc., or Wolfpac	Philippines	Mobile applications development and services	–	100.0
Smartconnect Global Pte. Ltd., or SGP	Singapore	International trade of satellites and GSM telecommunications	–	100.0
3rd Brand Pte. Ltd., or 3rd Brand	Singapore	Solutions and systems integration services	–	85.0
Wireless Card, Inc., or WCI	Philippines	Promoting the sale and/or patronage of debit and/or charge cards	–	100.0
Smart Hub, Incorporated, or SHI	Philippines	Development and sale of software, maintenance and support services	–	100.0
Pilipino Telephone Corporation, or Piltel	Philippines	Cellular and fixed line services	–	92.1
Telesat, Inc., or Telesat	Philippines	Satellite communications services	100.0	–
ACeS Philippines Cellular Satellite Corporation, or ACeS Philippines	Philippines	Satellite information and messaging services	88.5	11.5
Mabuhay Satellite Corporation, or Mabuhay Satellite	Philippines	Satellite communications services	67.0	–

Fixed Line
PLDT Clark Telecom, Inc., or ClarkTel	Philippines	Telecommunications services	100.0	–
PLDT Subic Telecom, Inc., or SubicTel	Philippines	Telecommunications services	100.0	–
PLDT Global Corporation, or PLDT Global	British Virgin Islands	Telecommunications services	100.0	–
Smart-NTT Multimedia, Inc., or SNMI	Philippines	Data and network services	100.0	–
PLDT-Maratel, Inc., or Maratel	Philippines	Telecommunications services	97.5	–
Bonifacio Communications Corporation, or BCC	Philippines	Telecommunications, infrastructure and related value-added services	75.0	–

Information and Communications Technology, or ICT
ePLDT, Inc., or ePLDT	Philippines	Information and communications infrastructure for Internet-based services, e-commerce, call centers and IT-related services	100.0	–
SPi Technologies, Inc., or SPi, and Subsidiaries, SPi Group	Philippines	Business process outsourcing, or BPO, services	–	100.0
ePLDT Ventus, Inc., or Ventus	Philippines	Call center services	–	100.0
Vocativ Systems, Inc., or Vocativ	Philippines	Call center services	–	100.0
Parlance Systems, Inc., or Parlance	Philippines	Call center services	–	100.0
Infocom Technologies, Inc., or Infocom	Philippines	Internet access services	–	99.6
netGames, Inc., or netGames	Philippines	Publisher of online games	–	80.0
Digital Paradise, Inc., or Digital Paradise, (formerly Netopia Computer Technologies, Inc.)	Philippines	Internet access services	–	75.0
Level Up! (Philippines), Inc., or Level Up!	Philippines	Publisher of online games	–	60.0
Airborne Access Corporation, or Airborne Access	Philippines	Wireless Internet services	–	51.0

Subsidiaries are fully consolidated from the date when control is transferred to the PLDT Group and cease to be consolidated from the date when control is transferred out of the PLDT Group.

We prepare our unaudited consolidated financial statements using uniform accounting policies for like transactions and other events with similar circumstances. Intercompany balances and transactions, including intercompany profits and unrealized profits and losses are eliminated upon consolidation.

Minority interests represent the equity interests in Piltel, Level Up!, Mabuhay Satellite, 3rd Brand, Maratel, BCC, Digital Paradise, Digital Paradise Thailand, netGames, Infocom, and Airborne Access, not held by the PLDT Group.

ePLDT’s Acquisition of Level Up!

On February 16, 2006, ePLDT acquired a 60% equity interest in Level Up!, a leading publisher of online games in the Philippines, for a total consideration of Php383 million. In August 2006, the shareholders agreement and share purchase agreement between ePLDT and Level Up! were amended to reflect the removal of earn-out and price adjustment provisions thereby fixing the acquisition for 60% equity interest of Level Up! at the original purchase price of US$7 million.

ePLDT’s Acquisition of SPi

On July 11, 2006, ePLDT acquired a 100% equity interest in SPi and its direct and indirect Philippine and offshore subsidiaries as of such date for a total cash consideration of US$135 million, or Php7 billion. As part of the transaction, ePLDT also acquired a US$7 million, or Php365 million, debt owed by SPi to the seller at face value. In addition, ePLDT advanced US$16 million, or Php858 million, to SPi in order for SPi to fully pay its debt owed to DBS Bank of Singapore.

SPi’s Acquisition of CyMed

On August 11, 2006, SPi in turn acquired a 100% equity interest in CyMed for an aggregate purchase price of US$33 million, or Php2 billion, inclusive of certain debt obligations. CyMed provides medical transcription services and technology products and is based in Richmond, Virginia, U.S.A.

SPi’s Acquisition of Springfield Service Corporation, or Springfield

On April 12, 2007, SPi acquired, through a wholly-owned U.S.A. subsidiary, 100% of Springfield for an aggregate purchase price of US$35 million, or Php1,664 million, plus possible future earn-out payments with an aggregate fair value at acquisition date of US$18 million, or Php894 million, see Note 11 – Goodwill and Intangible Assets for related discussion. As at December 31, 2007, total accreted value of possible future earn-out payments was US$25 million, or Php1,048 million. Springfield is one of the largest players in the medical billing and revenue cycle management market.

Incorporation of SPi Global Solutions Corporation, or SPi Global

On October 5, 2007, the Philippine Securities and Exchange Commission, or Philippine SEC, approved the incorporation of SPi Global, a wholly-owned subsidiary of ePLDT. SPi Global will be the holding company of the knowledge process outsourcing and customer interaction services of ePLDT.

Smart’s Acquisition of Wolfpac

On May 8, 2006, Smart signed a share purchase agreement to acquire the remaining 20% equity interest in Wolfpac, a company engaged in the business of consumer mobile applications software and content development. Smart acquired an 80% equity interest in Wolfpac in October 2003.

Piltel’s Equity Restructuring

On April 20, 2007, the Philippine SEC approved Piltel’s request to undergo equity restructuring to eliminate its deficit as at December 31, 2006 amounting to Php22,251 million against its capital in excess of par. The equity restructuring was approved by Piltel’s Board of Directors on March 5, 2007.

Investment of Smart in Smart Hub, Incorporated, or SHI

On June 13, 2007, Smart formed and invested Php1 million in SHI, a corporation created to engage in the development and sale of software, maintenance and support and other products and information technology related services, particularly electronic money remittance service.

Investment of Smart in Smartconnect Global Pte. Ltd., or SCH

On June 19, 2007, Smart formed SCH in Singapore to engage in satellite and GSM enabled global telecommunications, and in international trade with affiliates, subsidiaries, or branch offices in the Asia-Pacific Region and other foreign markets. The initial capitalization of SCH was SG$2.00, which was increased to SG$7.6 million in October 2007.

Investment of Smart in Smartconnect Global Pte. Ltd., or SGP

On October 1, 2007, Smart (through SCH) and ACeS signed a share purchase agreement whereby Smart agreed to purchase ACeS’ 100% equity interest in SGP, a private company incorporated in Singapore and engaged in international trade of satellites and GSM telecommunications. Total acquisition cost was SG$80 thousand, which represents the costs incurred by ACeS in setting up SGP.

Investment of Smart in 3rd Brand Pte. Ltd., or 3rd Brand

On October 8, 2007, Smart (through SCH) and Kolipri Communications, Ltd., or Kolipri, a corporation duly organized in the British Virgin Islands, signed a shareholders’ agreement whereby the two parties agreed that a new company, 3rd Brand shall own and market a software developed by Kolipri. 3rd Brand is expected to provide solutions and systems integration services, software development in IP-based mobile and web communications utilizing Kolipri’s software. 3rd Brand was incorporated in Singapore with shareholders Smart and Kolipri owning 85% and 15% equity interest, respectively. Smart paid US$10 million for its equity share, while Kolipri assigned the software it developed as consideration for its 15% equity share in 3rd Brand.

Investments in Associates

Investments in associates are accounted for using the equity method of accounting and are initially recognized at cost. An associate is an entity in which we have significant influence and which is neither a subsidiary nor a joint venture.

Under the equity method, the investment in associate is carried in the balance sheet at cost plus post acquisition changes in our share of net assets of the associate. Goodwill relating to an associate is included in the carrying amount of the investment and is not amortized. Our consolidated statement of income reflects the share of the results of operations of the associate. Where there has been a change recognized directly in the equity of the associate, we recognize our share in any change and disclose this, when applicable, in our unaudited consolidated statements of changes in equity. Profits and losses resulting from our transactions with and among our associates are eliminated to the extent of the interest in the associate.

Our reporting dates and that of our associates are identical and our associate’s accounting policies conform to those used by us for like transactions and events in similar circumstances.

Foreign Currency Translations

The functional and presentation currency of the PLDT Group (except for SCH, SGP, 3rd Brand, Mabuhay Satellite, PLDT Global, Digital Paradise Thailand and SPi and certain of its subsidiaries) is the Philippine peso. Transactions in foreign currencies are initially recorded in the functional currency rate prevailing at the date of the transaction. Monetary assets and liabilities denominated in foreign currencies are translated at the functional currency rate of exchange prevailing at the balance sheet date. All differences are recognized in the consolidated statement of income except for foreign exchange losses that qualify as capitalizable borrowing costs during the construction period. For income tax purposes, exchange gains or losses are treated as taxable income or deductible expenses in the year such exchange gains or losses are realized.

The functional currency and presentation currency of Mabuhay Satellite, PLDT Global, SPi and certain of its subsidiaries is the U.S. dollar; Thai baht for Digital Paradise Thailand and Singapore dollar for SCH, SGP and 3rd Brand. As at the reporting date, the assets and liabilities of these subsidiaries are translated into the reporting currency of the PLDT Group at the rate of exchange prevailing at the balance sheet date, and income and expenses of these subsidiaries are translated at the weighted average exchange rate for the year. The exchange differences arising on translation are taken directly to a separate component of equity as cumulative translation adjustments. On disposal of these subsidiaries, the amount of the cumulative translation adjustments recognized in equity relating to subsidiaries is recognized in the consolidated statement of income.

Property, Plant and Equipment

Property, plant and equipment, except for land, are stated at cost less accumulated depreciation and amortization and any impairment in value. Land is stated at cost less any impairment in value.

The initial cost of property, plant and equipment comprises its purchase price and any costs directly attributable in bringing the asset to its working condition and location for its intended use. Expenditures incurred after the assets have been put into operation, such as repairs and maintenance and overhaul costs, are normally charged to income in the year the costs are incurred. In situations where it can be clearly demonstrated that the expenditures have resulted in an increase in the future economic benefits expected to be obtained from the use of an item of property, plant and equipment beyond its originally assessed standard of performance, the expenditures are capitalized as additional costs of property, plant and equipment. Cost also includes asset retirement obligation, interest on borrowed funds used during the construction period and qualified borrowing costs from foreign exchange losses related to foreign currency-denominated liabilities used to acquire such qualifying assets. When assets are sold or retired, their costs and accumulated depreciation, amortization and impairment losses, if any, are eliminated from the accounts and any gain or loss resulting from their disposal is included in the consolidated statement of income of such period.

Depreciation and amortization are calculated on a straight-line basis over the estimated useful lives of the assets. The useful lives and depreciation and amortization method are reviewed at least at each financial year-end to ensure that the periods and method of depreciation and amortization are consistent with the expected pattern of economic benefits from items of property, plant and equipment.

Property under construction is stated at cost. This includes cost of construction, plant and equipment and other direct costs. Property under construction is not depreciated until such time that the relevant assets are completed and substantially available for their intended use.

Borrowing Costs

Borrowing costs are capitalized if they are directly attributable to the acquisition, construction or production of a qualifying asset. Capitalization of borrowing costs commences when the activities for intended use are in progress and expenditures and borrowing costs are being incurred. Borrowing costs are capitalized until the assets are ready for their intended use. If the resulting carrying amount of the asset exceeds its recoverable amount, an impairment loss is recognized. Borrowing costs include interest charges and other costs incurred in connection with the borrowing of funds, as well as exchange differences arising from foreign currency borrowings used to finance these projects to the extent that they are regarded as an adjustment to interest cost.

All other borrowing costs are expensed as incurred.

Borrowing costs arising from interest charges and exchange differences are treated as deductible expenses for income tax reporting purposes in the year they are incurred or realized, respectively.

Asset Retirement Obligations

We are legally required under various lease agreements to dismantle the installations on leased sites and restore such sites to their original condition at the end of the lease contract term. We recognized the fair value of the liability for these obligations and capitalized the present value of these costs as part of the balance of the related property, plant and equipment accounts, which are being depreciated on a straight-line basis over the useful lives of the related assets or the contract periods, whichever is shorter.

Investment Properties

Investment properties are initially measured at cost including transaction costs. The carrying amount includes the cost of replacing part of an existing investment property at the time that cost is incurred if the recognition criteria are met; and excludes the costs of day to day servicing of an investment property. Subsequent to initial recognition, investment properties are stated at fair value, which reflects market conditions at the balance sheet date. Gains or losses arising from changes in the fair values of investment properties are included in the consolidated statement of income in the year in which they arise.

Investment properties are derecognized when either they have been disposed of or when the investment property is permanently withdrawn from use and no future benefit is expected from its disposal. Any gain or loss on the retirement or disposal of an investment property is recognized in the consolidated statement of income in the year of retirement or disposal.

Transfers are made to or from investment property only when there is a change in use. For a transfer from investment property to owner occupied property, the deemed cost for subsequent accounting is the fair value at the date of change in use. If owner occupied property becomes an investment property, we account for such property in accordance with the policy stated under property, plant and equipment up to the date of change in use.

No assets held under operating lease have been classified as investment properties.

Business Combinations and Goodwill

Business combinations are accounted for using the purchase method of accounting. This involves recognizing identifiable assets (including previously unrecognized intangible assets) and liabilities (including contingent liabilities and excluding future restructuring) of our acquired business at fair value.

Goodwill acquired in a business combination is initially measured at cost, such cost being the excess of the cost of the business combination over our interest in the net fair value of the acquiree’s identifiable assets, liabilities and contingent liabilities. Following initial recognition, goodwill is measured at cost less any accumulated impairment loss. For the purpose of impairment testing, goodwill acquired in a business combination is, from the acquisition date, allocated to each of our cash-generating units, or groups of our cash-generating units, that are expected to benefit from the synergies of the combination, irrespective of whether our other assets or liabilities are assigned to those units or groups of units. Each unit or group of units to which the goodwill is allocated: (1) represents our lowest level at which the goodwill is monitored for internal management purposes; and (2) is not larger than a segment based on either our primary or secondary reporting format determined in accordance with PAS 14, “Segment Reporting”.

Where goodwill forms part of a cash-generating unit, or group of cash generating units, and part of the operation within that unit is disposed of, the goodwill associated with the operation disposed of is included in the carrying amount of the operation when determining the gain or loss on disposal of the operation. Goodwill disposed of in this circumstance is measured based on the relative values of the operation disposed of and the portion of the cash-generating unit retained.

When subsidiaries are sold, the difference between the selling price and the net assets plus cumulative translation differences and unamortized goodwill is recognized in the consolidated statement of income.

Intangible Assets

Intangible assets acquired separately are measured on initial recognition at cost. The cost of intangible assets acquired from business combinations is initially recognized at fair value as at the date of acquisition. Following initial recognition, intangible assets are carried at cost less any accumulated amortization and any accumulated impairment loss. The useful lives of intangible assets are assessed at the individual asset level as having either a finite or indefinite life.

Intangible assets with finite lives are amortized over the useful economic life using the straight-line method and assessed for impairment whenever there is an indication that the intangible assets may be impaired. At a minimum, the amortization period and the amortization method for an intangible asset with a finite useful life are reviewed at each financial year end. Changes in the expected useful life or the expected pattern of consumption of future economic benefits embodied in the asset are accounted for by changing the amortization period or method, as appropriate, and treated as changes in accounting estimates. The amortization expense on intangible assets with finite lives is recognized in the consolidated statement of income in the expense category consistent with the function of the intangible asset.

Intangible assets with indefinite useful lives are tested for impairment annually either individually or at the cash-generating unit level. Such intangible assets are not amortized. The useful life of an intangible asset with an indefinite life is reviewed annually to determine whether indefinite life assessment continues to be supportable. If not, the change in the useful life assessment from indefinite to finite is made on a prospective basis.

Gains or losses arising from derecognition of an intangible asset are measured as the difference between the net disposal proceeds and the carrying amount of the asset and are recognized in the consolidated statement of income when the asset is derecognized.

Intangible assets created within the business are not capitalized and expenditures are charged against operations in the year in which the expenditure is incurred.

Impairment of Non-Financial Assets

We assess at each reporting period whether there is an indication that an asset may be impaired. If any such indication exists, or when the annual impairment testing for an asset is required, we make an estimate of the asset’s recoverable amount. An asset’s recoverable amount is the higher of an asset’s or cash-generating unit’s fair value less costs to sell or its value in use and is determined for an individual asset, unless the asset does not generate cash inflows that are largely independent from those of other assets or groups of assets. Where the carrying amount of an asset exceeds its recoverable amount, the asset is considered impaired and is written down to its recoverable amount. In assessing the value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset. In determining the fair value less costs to sell, an appropriate valuation model is used. These calculations are corroborated by valuation multiples, quoted share prices for publicly traded subsidiaries or other available fair value indicators.

Impairment losses of continuing operations are recognized in the consolidated statement of income in those expense categories consistent with the function of the impaired asset, except for property previously revalued where the revaluation was taken to equity. In this case, the impairment is also recognized in equity up to the amount of any previous revaluation.

For assets excluding goodwill, an assessment is made at each reporting date as to whether there is any indication that previously recognized impairment losses may no longer exist or may have decreased. If such indication exists, we make an estimate of recoverable amount. A previously recognized impairment loss is reversed only if there has been a change in the estimates used to determine the asset’s recoverable amount since the last impairment loss was recognized. If this is the case, the carrying amount of the asset is increased to its recoverable amount. The increase cannot exceed the carrying amount that would have been determined, net of depreciation, had no impairment loss been recognized for the asset in prior years. Such reversal is recognized in the consolidated statement of income. After such reversal, the depreciation charged is adjusted in future years to allocate the asset’s revised carrying amount, less any residual value, on a systematic basis over its remaining useful life.

The following criteria are also applied in assessing impairment of specific assets:

Goodwill

Goodwill is reviewed for impairment annually or more frequently if events or changes in circumstances indicate that the carrying value may be impaired. Impairment is determined for goodwill by assessing the recoverable amount of the cash-generating unit, or group of cash-generating units, to which the goodwill relates. Where the recoverable amount of the cash-generating unit, or group of cash-generating units, is less than the carrying amount of the cash-generating unit, or group of cash-generating units, to which goodwill has been allocated, an impairment loss is recognized. Impairment losses relating to goodwill cannot be reversed in future periods.

Intangible Assets

Intangible assets with indefinite useful lives are tested for impairment annually either individually or at the cash-generating unit level, as appropriate.

Investments in Associates

After application of the equity method, we determine whether it is necessary to recognize an additional impairment loss of our investment in associates. We determine at each balance sheet date whether there is any objective evidence that our investment in an associate is impaired. If this is the case, we calculate the amount of impairment as being the difference between the fair value of the investment in associate and the carrying amount and recognize the amount in the consolidated statement of income.

Research and Development Costs

Research and development costs are expensed as incurred.

Cash and Cash Equivalents

Cash includes cash on hand and in banks. Cash equivalents are short-term, highly liquid investments that are readily convertible to known amounts of cash with original maturities of three months or less from the date of acquisition and that are subject to an insignificant risk of change in value.

Short-term Investments

Short-term investments are money market placements, which are highly liquid with maturities of more than three months but less than one year from date of acquisition.

Trade and Other Receivables

Trade and other receivables are recognized initially at fair value and subsequently measured at amortized cost using the effective interest method, less provision for impairment. A provision for impairment of trade and other receivables is established when there is objective evidence that we will not be able to collect all amounts due according to the original terms of the receivables. Significant financial difficulties of the debtor, probability that the debtor will enter bankruptcy or financial reorganization, and default or delinquency in payments are considered indicators that the trade receivable is impaired. The amount of the provision is the difference between the asset’s carrying amount and the present value of estimated future cash flows, discounted at the original effective interest rate. Cash flows relating to short-term receivables are not discounted if the effect of discounting is immaterial. The carrying amount of the asset is reduced through the use of an allowance account, and the amount of the loss is recognized in the consolidated statement of income. When a trade receivable is uncollectible, it is written off against the allowance account for trade and other receivables. Subsequent recoveries of amounts previously written off are recognized as income in the consolidated statement of income.

Inventories and Supplies

Inventories and supplies which include cellular phone units, materials, spare parts, terminal units and accessories, are valued at the lower of cost and net realizable value.

Cost is determined using the moving average method. Net realizable value is the estimated selling price in the ordinary course of the business less the estimated cost to sell.

Convertible Preferred Stock

Philippine Peso-denominated

The component of our convertible preferred stock that exhibits characteristics of a liability is recognized as a liability in the consolidated balance sheet, net of transaction costs. The corresponding dividends on those shares are charged as interest expense in the consolidated statement of income. On issuance of our convertible preferred stock, the fair value of the liability component is determined using a market rate for an equivalent non-convertible bond and this amount is carried as a long-term liability on the amortized cost basis until extinguished on conversion or redemption.

The remainder of the proceeds is allocated to the conversion option that is recognized and included in the equity section of the consolidated balance sheet, net of transaction costs. The carrying amount of the conversion option is not re-measured in subsequent years.

Transaction costs are apportioned between the liability and equity components of the convertible preferred stock based on the allocation of proceeds to the liability and equity components when the instruments are first recognized.

Foreign currency-denominated

We treated the Series VI and VII Convertible Preferred Stock as debt instruments with embedded call options. The fair value of embedded call options as of issuance date was bifurcated and thereafter accounted for separately at fair value through profit or loss. The residual amount was assigned as a liability component and accreted to the redemption amount up to the call option date using the effective interest rate method.

Provisions

We recognize provisions when we have present obligations, legal or constructive, as a result of past events, and when it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation and a reliable estimate can be made of the amount of the obligation. Where we expect some or all of a provision to be reimbursed, the reimbursement is recognized as a separate asset but only when the reimbursement is virtually certain. The expense relating to any provision is presented in the consolidated statement of income, net of any reimbursements. If the effect of the time value of money is material, provisions are discounted using a current pre-tax rate that reflects, where appropriate, the risks specific to the liability. Where discounting is used, the increase in the provision due to the passage of time is recognized as additional provisions.

Retirement Benefits

Defined Benefit Pension Plans

We have funded retirement plans, administered by our respective Fund’s Trustees, covering permanent employees. Retirement costs are actuarially determined using the projected unit credit of accrued benefit valuation method. This method reflects services rendered by employees to the date of valuation and incorporates assumptions concerning employees’ projected salaries. Retirement costs include current service cost plus amortization of past service cost, experience adjustments and changes in actuarial assumptions. Past service cost is recognized as an expense on a straight-line basis over the average period until the benefits become vested. If the benefits are already vested immediately following the introduction of, or changes to, a pension plan, past service cost is recognized immediately. Actuarial gains and losses are recognized as income or expense when the net cumulative unrecognized actuarial gains and losses for each individual plan at the end of the previous reporting period exceeded 10% of the higher of the defined benefit obligation and the fair value of plan assets at that date. These gains and losses are recognized over the expected average remaining working lives of the employees participating in the plan.

The defined benefit asset or liability comprises the present value of the defined benefit obligation less past service cost not yet recognized and less the fair value of plan assets out of which the obligations are to be settled directly. The value of any asset is restricted to the sum of any past service cost not yet recognized and the present value of any economic benefits available in the form of refunds from the plan or reductions in the future contributions to the plan.

Defined Contribution Plans

Smart and I-Contacts record expenses for defined contribution plans for their contribution when the employee renders service to Smart and I-Contacts, respectively, essentially coinciding with their cash contributions to the plans.

Share-Based Payment Transactions

Certain of our employees (including directors) receive remuneration in the form of share-based payment transactions, whereby employees render services in exchange for shares or rights over shares (“equity-settled transactions”).

Equity-settled transactions

The cost of equity-settled transactions with employees is measured by reference to the fair value of the stock options at the date at which they are granted. Fair value is determined using an option-pricing model, further details of which are set forth in Note 23 – Employee Benefits. In valuing equity-settled transactions, no account is taken of any performance conditions, other than conditions linked to the price of the shares of PLDT (“market conditions”).

The cost of equity-settled transactions is recognized, together with a corresponding increase in equity, over the period in which the performance and/or service conditions are fulfilled, ending on the date on which the relevant employees become fully entitled to the award (“vesting date”). The cumulative expense recognized for equity-settled transactions at each reporting date until the vesting date reflects the extent to which the vesting period has expired and the number of awards that will ultimately vest, in the opinion of PLDT’s Board of Directors, at that date, based on the best available estimate.

No expense is recognized for awards that do not ultimately vest, except for awards where vesting is conditional upon a market condition, which are treated as vesting irrespective of whether or not the market condition is satisfied, provided that all other performance and/or service conditions are satisfied.

Where the terms of an equity-settled award are modified, an expense, at a minimum, is recognized as if the terms had not been modified. An expense is recognized for any increase in the value of the transactions as a result of the modification, as measured at the date of modification.

Where an equity-settled award is cancelled, it is treated as if it had vested on the date of cancellation, and any expense not yet recognized for the award is recognized immediately. However, if a new award is substituted for the cancelled award, and designated as a replacement award on the date that it is granted, the cancelled and new awards are treated as if they were modifications of the original award, as described in the previous paragraph.

The dilutive effect of outstanding options is reflected as additional share dilution in the computation of earnings per share, see Note 7 – Earnings Per Common Share.

Cash-settled transactions

Our Long-Term Incentive Plan, or LTIP, grants share appreciation rights, or SARs, to our eligible key executives and advisors. Under the LTIP, we recognize the services we receive from our eligible key executives and advisors, and our liability to pay for those services, as the eligible key executives and advisors render services during the vesting period. We measure our liability, initially and at each reporting date until settled, at the fair value of the SARs, by applying an option valuation model, taking into account the terms and conditions on which the SARs were granted, and the extent to which the eligible key executives and advisors have rendered service to date. We recognize any changes in fair value at each reporting date until settled, in the consolidated statement of income for the year.

Leases

The determination of whether an arrangement contains a lease is based on the substance of the arrangement at the inception date of whether the fulfillment of the arrangement is dependent on the use of a specific asset or assets or the arrangement conveys a right to use the asset. A reassessment is made after the inception date of the lease only if the following criteria apply: (1) there is a change in the contractual terms, other than a renewal or extension of the arrangement; (2) a renewal option is exercised or an extension is granted, unless the term of the renewal or extension was initially included in the lease term; (3) there is a change in the determination of whether fulfillment is dependent on a specified asset; or (4) there is a substantial change to the asset.

Where a reassessment is made, lease accounting commences or ceases, as the case may be, from the date when the change in circumstances gives rise to the reassessment for scenarios (1), (3) or (4) and at the date of renewal or extension period for scenario (2).

For arrangements entered into prior to January 1, 2005, the date of inception is deemed to be January 1, 2005 in accordance with the transitional requirements of IFRIC 4, “Determining Whether an Arrangement Contains a Lease”.

A lease is classified as a finance lease if it transfers substantially all the risks and rewards incidental to ownership. All other leases are classified as operating taxes.

A finance lease gives rise to a depreciation expense for the asset, as well as an interest expense for each year. Finance charges are charged directly to current operations. The depreciation policy for leased assets is consistent with that for depreciable assets that are owned.

Capitalized leased assets are depreciated over the shorter of the estimated useful life of the asset or the lease term, if there is no reasonable certainty that we will obtain ownership of the leased asset at the end of the lease term.

Leases where the lessor retains substantially all the risks and benefits of ownership of the asset are classified as operating leases. Initial direct costs incurred in negotiating an operating lease are deferred and amortized on a straight-line method over the lease term on the same bases as the lease income. Operating lease payments are recognized as an expense in the consolidated statement of income on a straight-line basis over the lease term. For income tax reporting purposes, expenses that should have been incurred under a lease agreement are considered as deductible expenses.

Revenue Recognition

Revenues for services are stated at amounts invoiced to customers, net of value-added tax, or VAT, or overseas communication tax, or OCT, where applicable. We provide wireless communication, fixed line communication, and ICT services. We provide such services to mobile, business, residential and payphone customers. Revenues represent the value of fixed consideration that have been received or are receivable. Revenues are recognized when there is evidence of an arrangement, collectibility is reasonably assured, and the delivery of the product or rendering of service has occurred. In certain circumstances, revenue is split into separately identifiable components and recognized when the related components are delivered in order to reflect the substance of the transactions. The value of components is determined using verifiable objective evidence. Under certain arrangements where the above criteria are met, but there is uncertainty regarding the outcome of the transaction for which service was rendered, revenue is recognized only to the extent of expenses incurred for rendering the service, and such amount is determined to be recoverable. We do not provide our customers with the right to a refund.

Service revenues

Subscriptions

We provide telephone and data communication services under prepaid and postpaid payment arrangements. Installation and activation-related fees and the corresponding costs, not exceeding the activation revenue, are deferred and recognized over the expected average periods of customer relationship for fixed line and cellular service. Postpaid service arrangements include subscription fees, typically fixed monthly fees, which are recognized over the subscription period on a pro rata basis.

Air time, traffic and value-added services

Prepaid service revenues collected in advance are deferred and recognized based on the earlier of actual usage or upon expiration of the usage period. Interconnection revenues for call termination, call transit, and network usage are recognized in the year the traffic occurs. Revenues related to local, long distance, network-to-network, roaming and international call connection services are recognized when the call is placed or connection is provided, net of amounts payable to other telecommunication carriers for terminating calls in their territories. Revenues related to products and value-added services are recognized upon delivery of the product or service.

Business Process Outsourcing, or BPO

Revenue is recognized when it is probable that the economic benefits associated with the transactions will flow to us and the amount of revenue can be measured reliably. Advance customer receipts that have not been recognized as revenue in accordance with its stated policies are recorded as advances from customers and presented as a liability in the consolidated balance sheet. If the fee is not fixed or determinable, revenue is not recognized on those arrangements until the customer payment is received. For arrangements requiring specific customer acceptance, revenue recognition is deferred until the earlier of the end of the deemed acceptance period or until a written notice of acceptance is received from the customer. Revenue on services rendered to customers whose ability to pay is in doubt at the time of performance of services is also not recorded. Rather, revenue is recognized from these customers as payment is received.

Incentives

We record insignificant commission expenses based on the number of new subscriber connections initiated by certain dealers. All other cash incentives provided to dealers and customers are recorded as a reduction of revenue. Product-based incentives provided to dealers and customers as part of a transaction are accounted for as multiple element arrangements and recognized when earned.

Non-service revenues

Handset and equipment sales

Sales of cellular handsets and communication equipment are recognized upon delivery to the customer.

Interest income

Interest income is recognized as it accrues on a time proportion basis taking into account the principal amount outstanding and the effective interest rate.

Income Taxes

Current income tax

Current income tax assets and liabilities for the current and prior years are measured at the amount expected to be recovered from or paid to the taxation authorities. The tax rates and tax laws used to compute the amount are those that are enacted or substantively enacted as at the balance sheet date.

Deferred income tax

Deferred income tax is provided using the balance sheet liability method on all temporary differences at the balance sheet date between the tax bases of assets and liabilities and their carrying amounts for financial reporting purposes.

Deferred income tax liabilities are recognized for all taxable temporary differences except: (1) when the deferred income tax liability arises from the initial recognition of goodwill or of an asset or liability in a transaction that is not a business combination and, at the time of the transaction, affects neither the accounting profit nor taxable profit or loss and (2) with respect to taxable temporary differences associated with investments in subsidiaries, associates and interests in joint ventures, where the timing of the reversal of the temporary differences can be controlled and it is possible that the temporary differences will not reverse in the foreseeable future. Deferred income tax assets are recognized for all deductible temporary differences, carryforward of unused tax credits from excess minimum corporate income tax, or MCIT, and unused tax losses, to the extent that it is probable that taxable profit will be available against which the deductible temporary differences and carryforward of unused tax credits and unused tax losses can be utilized except: (1) when the deferred tax asset relating to the deductible temporary difference arises from the initial recognition of an asset or liability in a transaction that is not a business combination and, at the time of the transaction, affects neither the accounting profit nor taxable profit or loss and (2) with respect to deductible temporary differences associated with investments in subsidiaries, associates and interests in joint ventures, deferred tax assets are recognized only to the extent that it is probable that the temporary differences will reverse in the foreseeable future and taxable profit will be available against which the temporary differences can be utilized.

Deferred income tax liabilities are not provided on non-taxable temporary differences associated with investments in domestic subsidiaries and associates. With respect to investments in other subsidiaries and associates, deferred tax liabilities are recognized except when the timing of the reversal of the temporary difference can be controlled and it is probable that the temporary difference will not reverse in the foreseeable future.

The carrying amount of deferred income tax assets are reviewed at each balance sheet date and reduced to the extent that it is no longer probable that sufficient taxable profit will be available to allow all or part of the deferred income tax asset to be utilized. Unrecognized deferred income tax assets are reassessed at each balance sheet date and are recognized to the extent that it has become probable that future taxable profit will allow the deferred income tax asset to be recovered.

Deferred income tax assets and liabilities are measured at the tax rates that are expected to apply in the year when the asset is realized or the liability is settled, based on tax rates (and tax laws) that have been enacted or substantively enacted as at the balance sheet date.

Deferred income tax relating to items recognized directly in equity is included in the related equity account and not in the consolidated statement of income.

Deferred income tax assets and liabilities are offset, if a legally enforceable right exists to offset deferred income tax assets against deferred income tax liabilities and the deferred taxes relate to the same taxable entity and the same taxation authority.

Earnings Per Common Share, or EPS

Basic EPS is calculated by dividing the consolidated net income for the year attributable to common shareholders (consolidated net income adjusted for dividends on all series of preferred shares except for dividends on preferred stock subject to mandatory redemption) by the weighted average number of common shares outstanding during the year, after giving retroactive effect to any stock dividend declarations.

Diluted EPS is calculated in the same manner assuming that, at the beginning of the year or at the time of issuance during the year, all outstanding options are exercised and convertible preferred shares are converted to common shares, and appropriate adjustments to consolidated net income are effected for the related expenses and income on preferred shares. Outstanding stock options will have a dilutive effect under the treasury stock method only when the average market price of the underlying common share during the year exceeds the exercise price of the option.

Where the effect of the assumed conversion of the preferred shares and the exercise of all outstanding options have an anti-dilutive effect, basic and diluted EPS are stated at the same amount.

If the required dividends to be declared on each series of convertible preferred shares divided by the number of equivalent common shares, assuming such convertible preferred shares are converted to common shares, would decrease the basic EPS, then such convertible preferred shares would be deemed dilutive. As such, the diluted EPS will be calculated by dividing consolidated net income attributable to common shareholders (consolidated net income, adding back any dividends and/or other charges recognized in the year related to the dilutive convertible preferred shares classified as liability, less dividends on non-dilutive preferred shares except for dividends on preferred stock subject to mandatory redemption) by the weighted average number of common shares including the common share equivalent arising from the conversion of the dilutive convertible preferred shares.

Investments and Other Financial Assets and Liabilities

Financial assets are classified as financial assets at fair value through profit or loss, loans and receivables, held-to-maturity investments, or available-for-sale financial assets, as appropriate. When financial assets are recognized initially, they are measured at fair value, plus, in the case of investments not at fair value through profit or loss, directly attributable transaction costs. We determine the classification of its financial assets on initial recognition and, where allowed and appropriate, re-evaluates this designation at each financial year end.

All regular way purchases and sales of financial assets are recognized on the trade date, which is the date that we commit to purchase the asset. Regular way purchases or sales are purchases or sales of financial assets that require delivery of assets within the period generally established by regulation or convention in the marketplace.

Financial assets at fair value through profit or loss

Financial assets at fair value through profit or loss includes financial assets held for trading and financial assets designated upon initial recognition as at fair value through profit or loss. Financial assets are classified as held for trading if they are acquired for the purpose of selling in the near term. Derivatives, including separated embedded derivatives are also classified as held for trading unless they are designated as effective hedging instruments. Gains or losses on investments held for trading are recognized in profit or loss. Assets in this category are classified as current assets.

Financial assets may be designated at initial recognition as at fair value through profit or loss if the following criteria are met: (i) the designation eliminates or significantly reduces the inconsistent treatment that would otherwise arise from measuring the assets and liabilities or recognizing gains or losses on them on a different basis; or (ii) the assets and liabilities are part of a group of financial assets which are managed and their performance evaluated on a fair value basis, in accordance with a documented risk management strategy; or (iii) the financial assets and liabilities contains an embedded derivative that would need to be separately recorded. An embedded derivatives is separated from the hybrid or combined contract if all the following conditions are met: (a) the economic characteristics and risks of the embedded derivative are not closely related to the economic characteristics and risks of the host contract; (b) a separate instrument with the same terms as the embedded derivative would meet the definition of a derivative and (c) the hybrid instrument is not recognized at fair value through profit or loss.

Loans and receivables

Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market. After initial measurement, loans and receivables are carried at amortized cost using the effective interest method less any allowance for impairment. Gains and losses are recognized in profit or loss when the loans and receivables are derecognized or impaired, as well as through the amortization process. Assets in this category are included in current assets, except for maturities greater than 12 months after the balance sheet date, which are classified as non-current assets.

Available-for-sale financial investments

Available-for-sale financial assets are those non-derivative financial assets that are designated as available-for-sale or are not classified in any of the three preceding categories. They are purchased and held indefinitely, and may be sold in response to liquidity requirements or changes in market conditions. After initial measurement, available-for-sale financial assets are measured at fair value with unrealized gains or losses recognized directly in equity until the investment is derecognized or determined to be impaired at which time the cumulative gain or loss previously recorded in equity is recognized in profit or loss. They are included in non-current assets unless we intend to dispose of the investment within 12 months of the balance sheet date.

The fair value of investments that are actively traded in organized financial markets is determined by reference to quoted market bid prices at the close of business on the balance sheet date. For investments where there is no active market, fair value is determined using valuation techniques. Such techniques include using recent arm’s length market transactions; reference to the current market value of another instrument which is substantially the same; discounted cash flow analysis or other valuation models.

Held-to-maturity investments

Non-derivative financial assets with fixed or determinable payments and fixed maturities are classified as held-to-maturity when we have the positive intention and ability to hold to maturity. After initial measurement, held-to-maturity investments are measured at amortized cost using the effective interest method. Gains and losses are recognized in profit or loss when the investments are derecognized or impaired, as well as through the amortization process. Assets in this category are included in current assets, except for maturities greater than 12 months after the balance sheet date, which are classified as non-current assets.

Subsequent reassessment is prohibited unless there is a change in the terms of the contract that significantly modifies the cash flows that otherwise would be required under the contract, in which case reassessment is required. We determine whether a modification to cash flows is significant by considering the extent to which the expected future cash flows associated with the embedded derivative, the host contract or both have changed and whether the change is significant relative to the previously expected cash flow on the contract.

Impairment of Financial Assets

We assess at each balance sheet date whether a financial asset or group of financial assets is impaired.

Financial assets carried at amortized cost

For loans and receivables carried at amortized cost, we assess whether objective evidence of impairment exists individually for financial assets that are individually significant, or collectively for financial assets that are not individually significant. If we determine that no objective evidence of impairment exists for individually assessed financial asset, whether significant or not, it includes the asset in a group of financial assets with similar credit risk characteristics and collectively assesses for impairment. Those characteristics are relevant to the estimation of future cash flows for groups of such assets by being indicative of the debtors’ ability to pay all amounts due according to the contractual terms of the assets being evaluated. Assets that are individually assessed for impairment and for which an impairment loss is, or continues to be recognized, are not included in a collective assessment for impairment.

If there is objective evidence that an impairment loss has been incurred, the amount of the loss is measured as the difference between the asset’s carrying amount and the present value of the estimated future cash flows (excluding future credit losses that have not been incurred). The carrying amount of the asset is reduced through use of an allowance account and the amount of loss is charged to the statement of income. Interest income continues to be recognized based on the original effective interest rate of the asset. Loans, together with the associated allowance accounts, are written off when there is no realistic prospect of future recovery and all collateral has been realized. If, in a subsequent year, the amount of the estimated impairment loss decreases because of an event occurring after the impairment was recognized, the previously recognized impairment loss is reduced by adjusting the allowance account. If a future write-off is later recovered, any amounts formerly charged are credited to the income account.

The present value of the estimated future cash flows is discounted at the financial asset’s original effective interest rate. If a loan has a variable interest rate, the discount rate for measuring any impairment loss is the current effective interest rate, adjusted for the original credit risk premium. The calculation of the present value of the estimated future cash flows of a collateralized financial asset reflects the cash flows that may result from foreclosure less costs for obtaining and selling the collateral, whether or not foreclosure is probable.

For the purpose of a collective evaluation of impairment, financial assets are grouped on the basis of such credit risk characteristics as industry, collateral type, past-due status and term.

Future cash flows in a group of financial assets that are collectively evaluated for impairment are estimated on the basis of historical loss experience for assets with credit risk characteristics. Historical loss experience is adjusted on the basis of current observable data to reflect the effects of current conditions that did not affect the period on which the historical loss experience is based and to remove the effects of conditions in the historical period that do not exist currently. Estimates of changes in future cash flows reflect, and are directionally consistent with changes in related observable data from period to period (such changes in unemployment rates, property prices, commodity prices, payment status, or other factors that are indicative of incurred losses in the Bank and their magnitude). The methodology and assumptions used for estimating future cash flows are reviewed regularly by the Bank to reduce any differences between loss estimates and actual loss experience.

Available-for-sale financial assets

In case of equity investments classified as available-for-sale asset, this would include a significant or prolonged decline in the fair value of the investments below its cost.

Where there is evidence of impairment, the cumulative loss, measured as the difference between the acquisition cost and the current fair value, less any impairment loss on that financial asset previously recognized in the statements of income, is removed from equity and recognized in the statement of income. Impairment losses on equity investments are not reversed through the statements of income. Increases in fair value after impairment are recognized directly in equity.

In the case of debt instruments classified as available-for-sale, impairment is assessed based on the same criteria as financial assets carried at amortized cost. Interest continues to be accrued at the original effective interest rate on the reduced carrying amount of the asset and is recorded as part of ‘Interest income’ in the statement of income. If, in subsequent year, the fair value of a debt instrument increased and the increase can be objectively related to an event occurring after the impairment loss was recognized in the statement of income, the impairment loss is reversed through the statement of income.

Financial liabilities

Interest bearing loans and borrowings

All loans and borrowings are initially recognized at fair value less directly attributable transaction costs, and have not been designated ‘as at fair value through profit or loss’. After initial recognition, interest bearing loans and borrowings are subsequently measured at amortized cost using the effective interest method.

Gains and losses are recognized in profit or loss when the liabilities are derecognized as well as through the amortization process.

Financial liabilities at fair value through profit or loss

Financial liabilities at fair value through profit or loss includes financial liabilities held for trading and financial liabilities designated upon initial recognition as at fair value through profit or loss.

Financial liabilities are classified as held for trading if they are acquired for the purpose of selling in the near term. Derivatives, including separated embedded derivatives are also classified as held for trading unless they are designated as effective hedging instruments.

Gains or losses on liabilities held for trading are recognized in profit or loss.

Derecognition of Financial Assets and Liabilities

Financial assets

A financial asset (or, where applicable, a part of a financial asset or part of a group of similar financial assets) is derecognized when: (1) the rights to receive cash flows from the asset have expired; (2) we retain the right to receive cash flows from the asset, but have assumed an obligation to pay them in full without material delay to a third party under a “pass through” arrangement; or (3) we have transferred our right to receive cash flows from the asset and either (a) have transferred substantially all the risks and rewards of the asset, or (b) have neither transferred nor retained substantially all the risks and rewards of the asset, but have transferred control of the asset.

Where we have transferred our right to receive cash flows from an asset and have neither transferred nor retained substantially all the risks and rewards of the asset nor transferred control of the asset, the asset is recognized to the extent of our continuing involvement in the asset. Continuing involvement that takes the form of a guarantee over the transferred asset is measured at the lower of the original carrying amount of the asset and the maximum amount of consideration that we could be required to repay.

Where continuing involvement takes the form of a written and/or purchased option (including a cash-settled option or similar provision) on the transferred asset, the extent of our continuing involvement is the amount of the transferred asset that we may repurchase, except that in the case of a written put option (including a cash-settled option or similar provision) on an asset measured at fair value, the extent of our continuing involvement is limited to the lower of the fair value of the transferred asset and the option exercise price.

Financial liabilities

A financial liability is derecognized when the obligation under the liability is discharged or cancelled or expires.

Where an existing financial liability is replaced by another from the same lender on substantially different terms, or the terms of an existing liability are substantially modified, such an exchange or modification is treated as a derecognition of the original liability and the recognition of a new liability, and the difference in the respective carrying amounts is recognized in the consolidated statement of income.

Derivative Financial Instruments and Hedging

We use derivative financial instruments such as long-term currency swaps, foreign-currency options, forward currency contracts and interest rate swaps to hedge our risks associated with interest rate and foreign currency fluctuations. Such derivative financial instruments are initially recognized at fair value on the date on which a derivative contract is entered into and are subsequently re-measured at fair value. Derivatives are carried as assets when the fair value is positive and as liabilities when the fair value is negative.

Any gains or losses arising from changes in fair value on derivatives during the year that do not qualify for hedge accounting are taken directly to the gain or loss on derivative transaction account in the consolidated statement of income.

The fair value of forward currency contracts is calculated by reference to current forward exchange rates for contracts with similar maturity profiles. The fair value of long-term currency swaps, foreign currency options and interest rate swap contracts is determined by reference to market values for similar instruments.

For the purpose of hedge accounting, hedges are classified as: (1) fair value hedges when hedging the exposure to changes in the fair value of a recognized financial asset or liability or an unrecognized firm commitment (except for foreign-currency risk); (2) cash flow hedges when hedging exposure to variability in cash flows that is either attributable to a particular risk associated with a recognized financial asset or liability or a highly probable forecast transaction or the foreign-currency risk in an unrecognized firm commitment; or (3) hedges of a net investment in a foreign operation.

At the inception of a hedge relationship, we formally designate and document the hedge relationship to which we wish to apply hedge accounting and the risk management objective and strategy for undertaking the hedge. The documentation includes identification of the hedging instrument, the hedged item or transaction, the nature of the risk being hedged and how the entity will assess the hedging instrument’s effectiveness in offsetting the exposure to changes in the hedged item’s fair value or cash flows attributable to the hedged risk. Such hedges are expected to be highly effective in achieving offsetting changes in fair value or cash flows and are assessed on an on-going basis to determine that they actually have been highly effective throughout the financial reporting periods for which they are designated. For situation when that hedged item is a forecast transaction, we assess whether transaction is highly probable and prevent an exposure to variations in cash flows that could ultimately affect the income statement.

Hedges which meet the strict criteria for hedge accounting are accounted for as follows:

Fair value hedges

The change in the fair value of a hedging derivative is recognized in the consolidated statement of income. The change in the fair value of the hedged item attributable to the risk hedged is recorded as part of the carrying value of the hedged item and is also recognized in the consolidated statement of income.

For fair value hedges relating to items carried at amortized cost, the adjustment to carrying value is amortized through the consolidated statement of income over the remaining term to maturity. Any adjustment to the carrying amount of a hedged financial instrument for which the effective interest rate method is used is amortized through the consolidated statement of income.

Amortization may begin as soon as an adjustment exists, beginning no later than when the hedged item ceases to be adjusted for changes in its fair value attributable to the risk being hedged.

If the hedge item is derecognized, the unamortized fair value is recognized immediately in the consolidated statement of income.

When an unrecognized firm commitment is designated as a hedged item, the subsequent cumulative change in the fair value of the firm commitment attributable to the hedged risk is recognized as financial asset or liability with a corresponding gain or loss recognized in the consolidated statement of income. The changes in the fair value of the hedging instrument are also recognized in the consolidated statement of income.

Cash flow hedges

The effective portion of the gain or loss on the hedging instrument is recognized directly in equity, while any ineffective portion is recognized immediately in the consolidated statement of income.

Amounts taken to equity are transferred to the consolidated statement of income when the hedged transaction affects the consolidated statement of income, such as when the hedged financial income or financial expense is recognized or when a forecast sale occurs. Where the hedged item is the cost of a non-financial asset or non-financial liability, the amounts taken to equity are transferred to the initial carrying amount of the non-financial asset or liability.

If the forecast transaction or firm commitment is no longer expected to occur, amounts previously recognized in equity are transferred to the consolidated statement of income. If the hedging instrument expires or is sold, terminated or exercised without replacement or rollover, or if its designation as a hedge is revoked, amounts previously recognized in equity remain in equity until the forecast transaction or firm commitment occurs.

Hedges of a net investment

Hedges of a net investment in a foreign operation, including a hedge of a monetary item that is accounted for as part of the net investment, are accounted for in a way similar to cash flow hedges. Gains or losses on the hedging instrument relating to the effective portion of the hedge are recognized directly in equity while any gains or losses relating to the ineffective portion are recognized in the consolidated statement of income. On disposal of the foreign operation, the cumulative value of any such gains or losses recognized directly in equity is transferred to the consolidated statement of income.

New Accounting Standards Subsequent to 2007

Following are the new PFRS and IFRIC, which will be effective subsequent to December 31, 2007:

•         PFRS 8, “Operating Segments”. This will become effective beginning on or January 1, 2009 and will replace PAS 14 and adopts a full management approach to identifying and measuring the results of reporting segment information. The requirements of this standard will be included on our unaudited consolidated financial statements when the standard is adopted.

•         PAS 23, “Borrowing Costs” – Revised. This will become effective for annual periods beginning on or after January 1, 2009. The revised standard eliminates the option of expensing all borrowing costs and requires borrowing costs to be capitalized if they are directly attributable to the acquisition, construction or production of a qualifying asset as part of the cost of that assets. The scope of the standard has been amended and the revised standard is not required to be applied to borrowing costs directly attributable to: (1) qualifying assets measured at fair value, e.g. financial or biological assets. However, entities are not prohibited from presenting items in the income statement as of borrowing costs had been capitalized, before measuring the items at fair value; or (2) inventories that are manufactured in large quantities on a repetitive basis. The requirements of this standard will be included in our unaudited consolidated financial statements when the standard is applied.

•         PAS 1 (Revised), “Presentation of Financial Statements”. This will become effective for annual periods beginning on or after January 1, 2009. PAS 1 has been revised to enhance the usefulness of information presented in the consolidated financial statements. The key changes are: (1) the statement of changes in equity includes only transactions with owners and all non-owner changes are presented in equity as a single line with details included in a separate statement. Owners are defined as “holders of instruments classified as equity”; (2) the introduction of a new statement of comprehensive income that combines all items of income and expense recognized in profit or loss together with “other comprehensive income”. The revisions specify what is included in other comprehensive income, such as gains and losses on available-for-sale assets, actuarial gains and losses on defined benefit pension plans and changes in the asset revaluation reserve. Entities can choose to present all items in one statement, or to present two linked statements, a separate income statement and a statement of comprehensive income; (3) amounts reclassified to profit or loss that were previously recognized in other comprehensive income (for example, previously unrealized gains on available-for-sale financial assets that are sold) must be separately disclosed, either in the statement of comprehensive income itself or in the notes; (4) entities must disclose the income tax relating to each component of other comprehensive income. This can be presented in the statement of comprehensive income itself or in the notes; (5) when an entity restates its financial statements or retrospectively applies a new accounting policy, a statement of financial position must be presented as at the beginning of the earliest comparative period; (6) dividends to equity holders can now be shown only in the statement of changes in equity or in the notes; and (7) the introduction of new terminology, replacing “balance sheet” with “statement of financial position” and “cash flow statement” with “statement of cash flows”, although the titles are not obligatory. The requirements of this standard will be included in our unaudited consolidated financial statements when the standard is applied.

•         IFRIC 12, “Service Concession Arrangements”. This will become effective for annual periods beginning on or after January 1, 2008. This interpretation applies to contractual arrangements whereby a private sector participates in the development, financing, operation and maintenance of infrastructure for public sector services, is not relevant to our current operations.

•         IFRIC 13, “Customer Loyalty Programmes”. This will become effective for annual periods beginning on or after July 1, 2008. The interpretation requires that loyalty award credits granted to customers as part of a sales transaction are accounted for as a separate component of the sales transactions. The consideration received in the sales transactions is allocated between the loyalty award credits and the other components of the sale. The amount allocated to the loyalty award credits is determined by reference to their fair value and is deferred until the awards are redeemed or the liability is otherwise extinguished. If the cost of fulfilling the awards is expected to exceed the consideration received, the entity will have an onerous contract and a liability for the excess must be recognized.

•         IFRIC 14, “PAS 19 – The Limit on a Defined Benefit Asset, Minimum Funding Requirements and their Interaction”. This will become effective for annual periods beginning on or after January 1, 2008. IFRIC 14 addresses how to assess the limit under PAS 19 “Employee Benefits”, on the amount of the pension scheme surplus that can be recognized as an asset in our consolidated balance sheet, in particular, when a minimum funding requirement exists. The specific issues addressed by the interpretation are: (1) a refund is available to the entity only if there is an unconditional right to the refund. The refund is measured as the amount of the surplus at the balance sheet date less any associated costs; (2) when there is an unconditional right to a refund and there is no minimum funding requirement, an entity determines the benefit available as the lower of the surplus in the plan and the present value of the future service cost to the entity; (3) when a minimum funding requirement exists, the benefit available is the present value of the estimated future service cost less the estimated minimum funding contribution required in respect of the future accrual of benefits in that year; and (4) if an entity has a minimum funding requirement to pay additional contributions, the entity must determine whether the contributions will be available as a refund or reduction in future contributions after they are paid into the plan. If not, a liability is recognized when the obligation arises. The requirements of this standard will be included in our unaudited consolidated financial statements when the standard is applied.

We expect that the adoption of the pronouncements listed above will have no significant impact on our unaudited consolidated financial statements in the period of our initial application.

3. Management’s Use of Judgments, Estimates and Assumptions

The preparation of our unaudited consolidated financial statements in conformity with PFRS requires us to make judgments, estimates and assumptions that affect the reported amounts of our assets and liabilities and disclosure of contingent assets and liabilities at the date of our unaudited consolidated financial statements, and the reported amounts of revenues and expenses during the year and related notes. In preparing our unaudited consolidated financial statements, we have made our best judgments, estimates and assumptions of certain amounts, giving due consideration to materiality. We believe the following represents a summary of these significant judgments, estimates and assumptions and related impacts and associated risks to our unaudited consolidated financial statements.

Estimating useful lives of property, plant and equipment

We estimate the useful lives of our property, plant and equipment based on the periods over which our assets are expected to be available for use. Our estimation of the useful lives of our property, plant and equipment is based on our collective assessment of industry practice, internal technical evaluation and experience with similar assets. The estimated useful lives of our property, plant and equipment are reviewed at each financial year-end and are updated if expectations differ from previous estimates due to physical wear and tear, technical or commercial obsolescence and legal or other limitations on the use of our assets. It is possible, however, that future results of operations could be materially affected by changes in our estimates brought about by changes in the factors mentioned above. The amounts and timing of recorded expenses for any period would be affected by changes in these factors and circumstances. A reduction in the estimated useful lives of our property, plant and equipment would increase our recorded operating expenses and decrease our noncurrent assets.

Total carrying values of property, plant and equipment, net of accumulated depreciation and amortization amounted to Php159,414 million and Php164,190 million as at December 31, 2007 and 2006, respectively, see Note 8 – Property, Plant and Equipment.

Goodwill and intangible assets

Purchase method of accounting requires extensive use of accounting estimates and judgments to allocate the purchase price to the fair market values of the acquiree’s identifiable assets and liabilities at the acquisition date. It also requires the acquiree to recognize goodwill. Our business acquisitions have resulted in goodwill and intangible assets, which are subject to periodic impairment test and amortization, respectively, see Note 11 – Goodwill and Intangible Assets.

Total carrying values of goodwill and intangible assets as at December 31, 2007 and 2006 amounted to Php11,721 million and Php12,214 million, respectively. Impairment losses recognized for the years ended December 31, 2007 and 2006 amounted to Php1,244 million and Php50 million, respectively, and none for the year ended December 31, 2005.

Asset impairment

PFRS requires that an impairment review be performed when certain impairment indicators are present. In the case of goodwill, at a minimum, such asset is subject to an annual impairment test and more frequently whenever there is an indication that such asset may be impaired. This requires an estimation of the value in use of the cash-generating units to which the goodwill is allocated. Estimating the value in use requires us to make an estimate of the expected future cash flows from the cash-generating unit and to choose a suitable discount rate in order to calculate the present value of those cash flows.

Determining the fair values of property, plant and equipment, investments and intangible assets, which requires the determination of future cash flows expected to be generated from the continued use and ultimate disposition of such assets, requires us to make estimates and assumptions that can materially affect our unaudited consolidated financial statements. Future events could cause us to conclude that property, plant and equipment, investments and intangible assets associated with an acquired business are impaired. Any resulting impairment loss could have a material adverse impact on our financial condition and results of operations.

The preparation of estimated future cash flows involves significant judgments and estimations. While we believe that our assumptions are appropriate and reasonable, significant changes in our assumptions may materially affect our assessment of recoverable values and may lead to future additional impairment charges under PFRS. Net reversal of impairment charges for the year ended December 31, 2007 amounted to Php592 million, see Note 13 – Investments in Debt Securities for the reversal of provision for decline in value of investment in Stradcom International Holdings, Inc., or SIHI. Total impairment charges for the years ended December 31, 2006 and 2005 amounted to Php1,769 million and Php26 million, respectively, see Note 5 – Income and Expenses.

The carrying value of our property, plant and equipment, investments in associates and intangible assets are separately disclosed in Notes 8, 9 and 11, respectively.

Investment properties

We have adopted the fair value approach in determining the carrying value of our investment properties. We opted to rely on independent appraisers in determining the fair values of our investment properties, and such fair values were determined based on recent prices of similar properties, with adjustments to reflect any changes in economic conditions since the date of those transactions. The amounts and timing of recorded changes in fair value for any period would differ if we made different judgments and estimates or utilized a different basis for determining fair value.

Total carrying values of our investment properties as at December 31, 2007 and 2006 amounted to Php577 million and Php587 million, respectively, see Note 10 – Investment Properties.

Realizability of deferred income taxes

We review the carrying amounts of deferred income tax assets at each balance sheet date and reduce these to the extent that it is no longer probable that sufficient taxable income will be available to allow all or part of the deferred income tax assets to be utilized. Our assessment on the recognition of deferred income tax assets on deductible temporary differences is based on the forecasted taxable income of the subsequent reporting periods. This forecast is based on our past results and future expectations on revenues and expenses. However, there is no assurance that we will generate sufficient taxable income to allow all or part of our deferred income tax assets to be utilized.

As management believes, it will have no sufficient future taxable income to utilize the benefits of deductible temporary differences, we have unrecognized certain of our deferred income tax assets as at December 31, 2007 and 2006 amounting to Php1,122 million and Php299 million, respectively, see Note 6 – Income Tax.

Determination of fair values of financial assets and liabilities

We carry certain of our financial assets and liabilities at fair value, which requires extensive use of accounting estimates and judgments. In addition, certain liabilities acquired through debt exchange and restructuring are required to be carried at fair value at the time of the debt exchange and restructuring, see Note 26 – Financial Assets and Liabilities. While significant components of fair value measurement were determined using verifiable objective evidence (i.e., foreign exchange rates, interest rates, volatility rates), the amount of changes in fair value would differ if we utilized a different valuation methodology. Any change in fair value of these financial assets and liabilities would directly affect our consolidated statement of income and equity.

Total fair value of financial assets and liabilities as at December 31, 2007 amounted to Php46,728 million and Php114,661 million, respectively, while the total fair value of financial assets and liabilities as at December 31, 2006 amounted to Php36,599 million and Php128,599 million, respectively, see Note 26 – Financial Assets and Liabilities.

Estimating allowance for doubtful accounts

We estimate the allowance for doubtful accounts related to our trade receivables that are specifically identified to be doubtful of collection. The level of allowance is evaluated by management on the basis of factors that affect the collectibility of the accounts. In these cases, we use judgment based on the best available facts and circumstances, including but not limited to, the length of our relationship with the customer and the customer’s credit status based on third party credit reports and known market factors, to record specific reserves for customers against amounts due in order to reduce our receivables to amounts that we expect to collect. These specific reserves are re-evaluated and adjusted as additional information received affects the amounts estimated.

In addition to specific allowance against individually significant receivables, we also assess a collective impairment allowance against credit exposures of our customer which were grouped based on common characteristic, which, although not specifically identified as requiring a specific allowance, have a greater risk of default than when the receivables were originally granted to customers. This collective allowance is based on various factors such as historical performance of the customers within the collective group, deterioration in the markets in which the customers operate, and identified structural weaknesses or deterioration in the cash flows of customers.

Provision for doubtful accounts amounted to Php417 million, Php736 million and Php2,251 million for the years ended December 31, 2007, 2006 and 2005, respectively. Trade and other receivables, net of allowance for doubtful accounts, amounted to Php12,297 million and Php10,158 million as at December 31, 2007 and 2006, respectively, see Note 5 – Income and Expenses and Note 14 – Trade and Other Receivables.

Asset retirement obligations

Asset retirement obligations are recognized in the period in which they are incurred if a reasonable estimate of fair value can be made. This requires an estimation of the cost to restore/dismantle on a per square meter basis, depending on the location, and is based on the best estimate of the expenditure required to settle the obligation at the balance sheet date, discounted using a pre-tax rate that reflects the current market assessment of the time value of money and, where appropriate, the risk specific to the liability. Total provision for asset retirement obligations amounted to Php952 million and Php831 million as at December 31, 2007 and 2006, respectively, see Note 8 – Property, Plant and Equipment and Note 19 – Deferred Credits and Other Noncurrent Liablities.

Revenue recognition

Our revenue recognition policies require us to make use of estimates and assumptions that may affect the reported amounts of our revenues and receivables.

Our agreements with domestic and foreign carriers for inbound and outbound traffic subject to settlements require traffic reconciliations before actual settlement is done, which may not be the actual volume of traffic as measured by us. Initial recognition of revenues is based on our observed traffic adjusted by our normal experience adjustments, which historically are not material to our unaudited consolidated financial statements. Differences between the amounts initially recognized and the actual settlements are taken up in the accounts upon reconciliation. However, there is no assurance that such use of estimates will not result in material adjustments in future periods.

Revenues under a multiple element arrangement specifically applicable to our wireless business are split into separately identifiable components and recognized when the related components are delivered in order to reflect the substance of the transaction. The fair value of components is determined using verifiable objective evidence.

Under certain arrangements with our BPO services, if there is uncertainty regarding the outcome of the transaction for which service was rendered, revenue is recognized only to the extent of expenses incurred for rendering the service and such amount is determined to be recoverable.

Estimation of pension cost and other retirement benefits

The determination of our obligation and cost for pension and other retirement benefits is dependent on our selection of certain assumptions used by actuaries in calculating such amounts. Those assumptions are described in Note 23 – Employee Benefits and include, among other things, discount rates, expected returns on plan assets and rates of compensation increases. In accordance with PFRS, actual results that differ from our assumptions are recognized as income or expense when the net cumulative unrecognized actuarial gains and losses at the end of the previous reporting period exceed 10% of the higher of the defined benefit obligation and the fair value of plan assets at that date. While we believe that our assumptions are reasonable and appropriate, significant differences in our actual experience or significant changes in our assumptions may materially affect our pension and other retirement obligations. Total pension benefit cost amounted to Php1,773 million, Php1,003 million and Php776 million for the years ended December 31, 2007, 2006 and 2005, respectively.

Unrecognized net actuarial gain as at December 31, 2007 amounted to Php1,342 million and unrecognized net actuarial loss as at December 31, 2006 amounted to Php4,657 million. The accrued benefit cost as at December 31, 2007 and 2006 amounted to Php2,985 million and Php2,888 million, respectively, see Note 23 – Employee Benefits.

Share-based payment transactions

Our LTIP grants SARs to our eligible key executives and advisors. Under the LTIP, we recognize the services we receive from the eligible key executives and advisors, and our liability to pay for those services, as the eligible key executives and advisors render services during the vesting period. We measure our liability, initially and at each reporting date until settled, at the fair value of the SARs, by applying an option valuation model, taking into account the terms and conditions on which the SARs were granted, and the extent to which the eligible key executives and advisors have rendered service to date. We recognize any changes in fair value at each reporting date until settled, in the results of operations for the year. The assumptions and estimates are described in Note 23 – Employee Benefits and include, among other things, annual stock volatility, risk free interest rate, remaining life, and the fair value of common stock. While management believes that the assumptions and estimates used are reasonable and appropriate, significant differences in our actual experience or significant changes in the assumptions may materially affect the stock compensation costs charged to operations. The fair value of the LTIP recognized as an expense for the years ended December 31, 2007, 2006 and 2005 amounted to Php1,448 million, Php3,150 million and Php1,214 million, respectively. As at December 31, 2007 and 2006, total LTIP liability amounted to Php1,591 million and Php5,030 million, respectively, see Note 5 – Income and Expenses and Note 23 – Employee Benefits.

Legal contingencies

We are currently involved in various legal proceedings. Our estimate of the probable costs for the resolution of these claims has been developed in consultation with outside counsel handling our defense in these matters and is based upon an analysis of potential results. We currently do not believe these proceedings will have a material adverse effect on our unaudited consolidated financial statements. It is possible, however, that future results of operations could be materially affected by changes in our estimates or in the effectiveness of our strategies relating to these proceedings, see Note 25 – Provisions and Contingencies.

Determination of functional currency

Based on the economic substance of the underlying circumstances relevant to the PLDT Group, the functional and presentation currency of the PLDT Group (except for SCH, SGP, 3rd Brand, Mabuhay Satellite, PLDT Global, Digital Paradise Thailand and SPi and certain of its subsidiaries) is the Philippine peso. Transactions in foreign currencies are initially recorded in the functional currency rate prevailing at the date of the transaction. Monetary assets and liabilities denominated in foreign currencies are translated at the functional currency rate of exchange prevailing at the balance sheet date. All differences are taken to the consolidated statement of income except for foreign exchange losses that qualify as capitalizable borrowing costs during the construction period. For income tax purposes, exchange gains or losses are treated as taxable income or deductible expenses in the year such gains or losses are realized.

The functional currency of Mabuhay Satellite, PLDT Global, SPi and certain of its subsidiaries is the U.S. dollar; Thai baht for Digital Paradise Thailand and Singapore dollar for SCH, SGP and 3rd Brand. As at the reporting date, the assets and liabilities of these subsidiaries are translated into the reporting currency of the PLDT Group at the rate of exchange prevailing at the balance sheet date and its income and expenses are translated at the weighted average exchange rate for the year. The exchange differences arising on translation are taken directly to a separate component of equity as cumulative translation adjustments. On disposal of these subsidiaries, the amount of deferred cumulative translation adjustments recognized in equity relating to subsidiaries is recognized in the consolidated statement of income.

The functional currencies of the PLDT Group are the currency of the primary economic environment in which each entity operates. It is the currency that mainly influences the revenue and cost of rendering services.

4. Segment Information

Operating segments are components of PLDT that engage in business activities from which they may earn revenues and incur expenses (including revenues and expenses relating to transactions with other components of PLDT), whose operating results are regularly reviewed by the enterprise’s chief operating decision-maker to make decisions about how resources are to be allocated to the segment and assess their performances, and for which discrete financial information is available. The accounting policies of the reportable segments are the same as those described in Note 2 – Summary of Significant Accounting Policies and Practices.

We have organized our business into three main segments:

•         Wireless - wireless telecommunications services provided through our cellular service providers namely, Smart and Piltel, SBI, our wireless broadband provider, and Wolfpac, our wireless content operator, and Mabuhay Satellite, ACeS Philippines and Telesat, our satellite and very small aperture terminal, or VSAT operators;

•         Fixed Line - fixed line telecommunications services primarily provided through PLDT. We also provide fixed line services through PLDT’s subsidiaries: ClarkTel, SubicTel, Maratel, Piltel, BCC, PLDT Global and SNMI, which together account for approximately 3% of our consolidated fixed line subscribers; and

•         ICT - information and communications infrastructure and services for internet applications, IP-based solutions and multimedia content delivery provided by ePLDT; knowledge processing solutions provided by SPi Group (consolidated beginning July 11, 2006); customer interaction services provided under the umbrella brand name ePLDT Ventus, through Ventus, Parlance and Vocativ; and internet access and online gaming services provided by Infocom, Digital Paradise, Digital Paradise Thailand, netGames, Airborne Access and Level Up!.

Transfer prices between business segments are set on an arm’s-length basis in a manner similar to transactions with third parties. Segment revenue, segment expense and segment result include transfers between business segments. These transfers are eliminated in consolidation.

The segment assets and results of operations of our reportable segments as at and for the years ended December 31, 2007, 2006 and 2005 are as follows:

	Wireless	Fixed Line	ICT	Inter-segment Transactions	Total
	(in million pesos)

As at and for the years ended December 31, 2007 (Unaudited)
Income
Service revenues	86,497	48,551	10,055	(9,627)	135,476
Non-service revenues	2,054	281	267	(122)	2,480
Other income	973	2,190	594	(90)	3,667
Segment income	89,524	51,022	10,916	(9,839)	141,623

Result
Income (loss) before income tax	45,731	7,668	(211)	69	53,257
Provision for (benefit from) income tax	15,001	2,395	(117)	–	17,279
Net income (loss) for the year	30,730	5,273	(94)	–	35,978

Assets and liabilities
Segment assets	90,707	180,533	18,290	(63,126)	226,404
Deferred income tax assets	1,647	12,030	77	–	13,754
Total assets	92,354	192,563	18,367	(63,126)	240,158

Segment liabilities	50,579	78,317	5,697	(9,101)	125,492
Deferred income tax liabilities	1,660	–	495	–	2,155
Total liabilities	52,239	78,317	6,192	(9,101)	127,647

Cash flows
Net cash provided by (used in):
Operating activities	49,609	24,245	1,877	1,624	77,355
Investing activities	(19,919)	26,096	(2,687)	(34,809)	(31,319)
Financing activities	(34,624)	(44,360)	1,043	33,185	(44,756)

Other segment information
Capital expenditures	14,263	9,883	678	–	24,824
Depreciation and amortization	12,202	15,477	934	–	28,613
Interest on loans and related items - net of capitalized interest	1,393	4,288	33	–	5,714
Interest income	1,186	296	21	–	1,503
Provisions	563	709	54	–	1,326
Asset impairment	–	–	657	–	657

As at and for the year ended December 31, 2006 (As restated – Note 2)
Income
Service revenues	78,383	49,175	6,337	(8,920)	124,975
Non-service revenues	2,457	79	553	(122)	2,967
Other income	706	5,006	128	(100)	5,740
Segment income	81,546	54,260	7,018	(9,142)	133,682

Result
Income before income tax	36,854	5,726	(349)		42,231
Provision for (benefit from) income tax	6,478	449	(37)	–	6,890
Net income (loss) for the year	30,376	5,277	(312)	–	35,341

Assets and liabilities
Segment assets	86,905	184,095	17,431	(66,197)	222,234
Deferred income tax assets	4,991	14,834	59	–	19,884
Total assets	91,896	198,929	17,490	(66,197)	242,118

Segment liabilities	48,751	91,874	3,396	(6,372)	137,649
Deferred income tax liabilities	6	–	396	–	402
Total liabilities	48,757	91,874	3,792	(6,372)	138,051

Cash flows
Net cash provided by (used in):
Operating activities	38,053	29,720	203	(237)	67,739
Investing activities	(15,855)	7,051	(11,708)	(15,278)	(35,790)
Financing activities	(31,206)	(40,559)	11,822	15,515	(44,428)

Other segment information
Capital expenditures	10,490	9,052	1,132	–	20,674
Depreciation and amortization	10,752	20,406	711	–	31,869
Interest on loans and related items - net of capitalized interest	1,386	5,953	20	–	7,359
Interest income	1,197	441	16	–	1,654
Provisions	829	92	64	–	985
Asset impairment	1,391	–	428	–	1,819

As at and for the year ended December 31, 2005 (As restated – Note 2)
Income
Service revenues	74,677	49,706	2,953	(6,232)	121,104
Non-service revenues	3,036	41	351	(116)	3,312
Equity share in net income of associates	–	–	7	–	7
Other income	1,445	286	127	(195)	1,663
Segment income	79,158	50,033	3,438	(6,543)	126,086

Result
Income before income tax	38,464	136	57	–	38,657
Provision for (benefit from) income tax	4,800	(657)	12	–	4,155
Net income for the year	33,664	793	45	–	34,502

Assets and liabilities
Segment assets	97,643	185,140	4,355	(52,398)	234,740
Deferred income tax assets	2,022	13,674	5	–	15,701
Total assets	99,665	198,814	4,360	(52,398)	250,441

Segment liabilities	57,527	125,343	3,598	(9,968)	176,500
Deferred income tax liabilities	44	–	6	–	50
Total liabilities	57,571	125,343	3,604	(9,968)	176,550

Cash flows
Net cash provided by (used in):
Operating activities	46,546	28,865	215	587	76,213
Investing activities	(5,937)	20,052	(734)	(25,075)	(11,694)
Financing activities	(35,034)	(50,845)	597	24,488	(60,794)

Other segment information
Capital expenditures	8,827	5,543	620	–	14,990
Depreciation and amortization	10,156	20,251	415	–	30,822
Interest on loans and related items - net of capitalized interest	1,714	8,639	24	–	10,377
Interest income	1,135	385	15	–	1,535
Provisions	575	2,297	54	–	2,926
Asset impairment	–	–	26	–	26

5. Income and Expenses

Non-service Revenues

	2007	2006	2005
	(Unaudited)	(Audited)
	(in million pesos)
Sale of computers, cellular handsets and cellular SIM-packs	2,335	2,536	3,077
Point-product sales	145	431	235
	2,480	2,967	3,312

Compensation and Employee Benefits

	2007	2006	2005
	(Unaudited)	(Audited)
	(in million pesos)
Salaries and other employee benefits	16,645	13,761	11,688
Pension (Notes 3 and 23)	1,773	1,003	776
Incentive plans (Notes 3 and 23)	1,448	3,150	1,214
Manpower rightsizing program, or MRP	604	445	458
	20,470	18,359	14,136

Over the past years, PLDT has been implementing its MRP in line with its continuing effort to reduce the cost base of its fixed line business. The total MRP cost charged to operations for the years ended December 31, 2007, 2006 and 2005 amounted to Php604 million, Php445 million and Php458 million, respectively. The decision to implement the MRP was anchored on the challenges being faced by the fixed line business as significant changes in technology, increasing competition, and shifting market preferences to cellular use have reshaped the future of the fixed line business. The MRP was implemented in compliance with Labor Code of the Philippines and all other relevant labor laws and regulations in the Philippines.

Cost of Sales

	2007	2006	2005
	(Unaudited)	(Audited)
	(in million pesos)
Cost of computers, cellular handsets and cellular SIM-packs sold	4,430	4,847	5,958
Cost of point-product sales	254	476	300
Cost of satellite air time and terminal units (Notes 22 and 24)	160	199	243
	4,844	5,522	6,501

Professional and Other Contracted Services

	2007	2006	2005
	(Unaudited)	(Audited)
	(in million pesos)
Technical and consultancy fees (Note 22)	3,625	1,909	1,419
Contracted services	1,641	948	470
Legal and audit fees	203	219	508
Others	119	73	67
	5,588	3,149	2,464

Financing Costs

	2007	2006	2005
	(Unaudited)	(Audited)
	(in million pesos)
Interest on loans and related items on financial instruments measured at amortized cost (Notes 18 and 26)	6,256	7,908	10,881
Accretion on financial liabilities – net (Notes 2, 18 and 26)	1,161	3,314	2,882
Hedge costs (Note 26)	1,125	1,446	1,234
Financing charges (Note 26)	196	51	202
Dividends on preferred stock subject to mandatory redemption (Notes 7 and 18)	17	130	251
(Gain) loss on derivative financial instruments – net (Notes 2 and 26)	(81)	405	628
Capitalized interest (Notes 2 and 8)	(542)	(549)	(504)
Interest income on loans and receivables and asset-held-to-maturity	(1,503)	(1,654)	(1,535)
Foreign exchange gains – net of capitalized foreign exchange gains (Notes 18 and 26)	(2,976)	(1,967)	(4,906)
	3,653	9,084	9,133

Interest expense for short-term borrowings for the years ended December 31, 2007, 2006 and 2005 amounted to Php32 million, Php10 million and Php2 million, respectively.

Provisions

	2007	2006	2005
	(Unaudited)	(Audited)
	(in million pesos)
Assessments (Notes 22, 24 and 25)	666	38	196
Doubtful accounts (Note 14)	417	736	2,251
Write-down of inventories to net realizable values (Note 15)	243	211	479
	1,326	985	2,926

Asset Impairment

	2007	2006	2005
	(Unaudited)	(Audited)
	(in million pesos)
Goodwill and intangible assets (Note 11)	1,249	50	–
Investments in associates (Note 9)	(616)	4	–
Property, plant and equipment (Note 8)	–	1,402	26
Notes receivable	–	346	–
Other assets	24	17	–
	657	1,819	26

6. Income Tax

The net components of deferred income tax assets (liabilities) recognized in the consolidated balance sheets are as follows:

	2007	2006
	(Unaudited)	(As restated – Note 2)
	(in million pesos)
Net assets	13,754	19,884
Net liabilities	(2,155)	(402)

The components of the consolidated net deferred income tax assets and liabilities are as follows:

	2007	2006
	(Unaudited)	(As restated – Note 2)
	(in million pesos)
Net assets:
Net operating loss carryover, or NOLCO	6,055	4,983
Accumulated provision for doubtful accounts	3,428	4,746
Derivative financial instruments	2,308	1,878
Unearned revenues	1,789	2,301
Pension and other employee benefits	1,096	2,568
Unamortized past service pension costs	985	871
Asset impairment	824	5,432
MCIT	641	982
Unrealized foreign exchange losses	544	2,632
Provisions for unrealized assets	494	732
Accumulated write-down of inventories to net realizable values	224	321
Leases	160	304
Executive stock option plan	33	106
Intangible assets and fair value adjustments on assets acquired	2	(391)
Excess of fair value over cost of investment properties	(80)	(77)
Preferred stock subject to mandatory redemption	(100)	(109)
Capitalized taxes and duties – net of amortization	(376)	(446)
Capitalized foreign exchange differential	(783)	(988)
Undepreciated capitalized interest charges	(3,572)	(4,607)
Gain on debt exchange and debt restructuring transactions	–	(1,650)
Asset retirement obligation – net of capitalized asset	–	191
Others	82	105
	13,754	19,884

Net liabilities:
Unearned revenues	825	(1)
Provisions for unrealizable assets	348	–
Asset retirement obligation – net of capitalized asset	332	–
Accumulated provision for doubtful accounts	304	–
Asset impairment	277	–
Pension and other employee benefits	217	–
Leases	42	–
Unamortized past service pension costs	7	–
Excess of fair value over cost of investment properties	(60)	(38)
Derivative financial instruments	(164)	–
Interest charges capitalized	(718)	–
Intangible assets and fair value adjustments on assets acquired	(736)	(357)
Gain on debt exchange and debt restructuring transactions	(1,228)	–
Unrealized foreign exchange gains	(1,613)	(6)
Others	12	–
	(2,155)	(402)

Provision for (benefit from) corporate income tax consists of:

	2007	2006	2005
	(Unaudited)	(As restated – Note 2)
	(in million pesos)
Current	10,767	10,035	8,583
Deferred	6,512	(3,145)	(4,428)
	17,279	6,890	4,155

The reconciliation between the provision for income tax at the applicable statutory tax rates and the actual provision for corporate income tax is as follows:

	2007	2006	2005
	(Unaudited)	(As restated – Note 2)
	(in million pesos)
Provision for corporate income tax at the applicable statutory tax rates	18,640	14,781	12,563
Tax effects of:
Non-deductible expenses	333	751	204
Equity share in net loss (income) of investees	3	18	(2)
(Income) loss not subject to tax	(420)	(2,375)	283
Income subject to final tax	(509)	(550)	(496)
Loss (income) subject to lower tax rate	(768)	(203)	6
Net movement in deferred income tax	–	(5,532)	(8,403)
Actual provision for corporate income tax	17,279	6,890	4,155

Mabuhay Satellite and SubicTel are registered as Subic Bay Freeport Enterprises while ClarkTel is registered as a Clark Special Economic Zone Enterprise under Republic Act No. 7227, or R.A. 7227, otherwise known as the Bases Conversion and Development Act of 1992. As registrants, Mabuhay Satellite, SubicTel and ClarkTel are entitled to all the rights, privileges and benefits established thereunder including tax and duty-free importation of capital equipment and a special income tax rate of 5% of gross income, as defined in R.A. 7227.

On December 22, 2000, the Philippine Board of Investments, or BOI, approved ePLDT’s registration as a new information technology, or IT, service firm in the field of services related to its internet data center on a pioneer status. As such, ePLDT enjoys, among other incentives, a six-year income tax holiday, or ITH, starting January 2001.

On January 3, 2007, the BOI approved ePLDT’s application for pioneer status for its new data center facility as a new IT service firm in the field of services related to Internet Data Center. ePLDT was granted a six-year ITH for its new data center facility from January 2007 or actual start of operations, whichever comes first. ePLDT started commercial operations of its new data center facility in February 2007.

On August 13, 2007, ePLDT received approval from the Philippine Economic Zone Authority, or PEZA, to declare the Vitro Data Center Building as a PEZA-registered IT Building EcoZone facility enabling prospective clients to apply for fiscal incentives should they qualify as a PEZA-registered entity. However, ePLDT as a developer/operator of Vitro Data Center Building shall not be entitled to PEZA incentives under R.A. No. 7916, or R.A. 7916, otherwise known as “The Special Economic Zone Act of 1995”, as amended by Republic Act No. 8748, or R.A. 8748.

Parlance is registered with the BOI as a new IT export service firm in the field of customer interaction center on a pioneer status. Under this registration, Parlance is entitled to certain tax incentives, including an ITH for six years starting in June 2002. Parlance is required to comply with specific terms and conditions stated in its BOI registration.

Vocativ is registered with the PEZA as an Ecozone Export Enterprise to develop and operate a call center business that serves overseas clients by providing customer relationship management services. As a registered enterprise, Vocativ is entitled to certain tax and non-tax incentives which include, among other things, tax and duty-free importations, exemption from local tax and an ITH for four years from start of commercial operations. After the ITH period, Vocativ is liable for a final tax, in lieu of all taxes, of 5% gross income less allowable deductions as defined under R.A. 7916. The 5% final tax must be paid and remitted in accordance with the amendments contained in R.A. 8748, as follows: (a) 3% to the National Government; and (b) 2% which will be directly remitted by the business establishments to the treasurer’s office of the municipality or city where the enterprise is located.

On December 5, 2005, Vocativ received approval from PEZA for the adjustment of the start of its commercial operations, effectively extending the ITH to end of March 2006. On June 30, 2006, PEZA approved Vocativ’s ITH extension for another year until April 2007. On September 3, 2007, PEZA again approved Vocativ’s ITH extension for another year until March 2008.

Ventus and two of its call center projects are registered with the BOI as a new IT export service firm in the field of customer interaction center on a pioneer status. Under their registrations, Ventus, Ventus Iloilo and Pasig call center projects are entitled to certain tax incentives such as an ITH for six years starting March 2005 for Ventus and Ventus Iloilo call center and August 2006 for Ventus Pasig call center. In relation to this, they are required to comply with specific terms and conditions stated in their BOI registration.

iPlus Intelligent Network, Inc., or iPlus, is a wholly-owned subsidiary of ePLDT and is registered with the BOI as a new IT service firm in the field of application service provider on a pioneer status. Under such registration, iPlus is entitled to a six-year ITH incentive from the actual start of commercial operations until January 1, 2009.

mySecureSign, Inc., or mSSI, is a wholly-owned subsidiary of ePLDT and is registered with the BOI as a new IT service firm in the field of services related to public key infrastructure on a pioneer status. Under such registration, mSSI enjoys, among other incentives, a six-year ITH from August 1, 2001.

Digital Paradise is registered with the BOI as a new IT service firm in the field of community access on a non-pioneer status. Under the provisions of the registration, Digital Paradise’s sales generated from its own community access activity and franchise fees are entitled to an ITH for a period of four years beginning December 2002. In December 2006, the BOI approved Digital Paradise’s application for a status upgrade from non-pioneer to pioneer, accordingly extending the ITH period for another two years starting January 2007.

Level Up! was originally registered with the BOI as a new IT service firm in the field of application service provider on a non-pioneer status. Under such registration, Level Up! is entitled to certain tax incentives, which includes a four-year ITH from January 2003 and a tax credit for taxes on duties on materials used in export products for ten years starting January 2003. In April 2004, the BOI approved Level Up!’s request for upgrading its status from non-pioneer to pioneer in connection with its IT service activity in the field of application service provider for entertainment and educational project. Accordingly, the ITH period was extended from four years to six years to expire on January 2009.

In September 2006, PEZA approved SPi’s application for registration as an ecozone information technology enterprise to provide IT enabled services with emphasis on the creation of electronic discovery, presentation of content in electronic information formats, data analysis, capture, abstracting and data processing, design, development and implementation of healthcare documentation solutions. As a registered enterprise, SPi is entitled to certain tax and non-tax incentives which include, among other things, tax and duty-free importations, exemption from local tax and an ITH for four years. After the ITH period, SPi is liable for a final tax, in lieu of all taxes. The final tax is computed at 5% of gross income less allowable deductions as defined under R.A. 7916 and will be paid and remitted in accordance with the amendments contained in R.A. 8748, as follows: (a) 3% to the National Government; and (b) 2% which will be directly remitted by the business establishments to the treasurer’s office of the municipality or city where the enterprise is located.

Wolfpac is registered with the BOI as a new operator of service provider applications. Under the terms of its registration, it is entitled to certain tax and non-tax incentives which include, among other things, an ITH for four years starting February 2004.

On November 29, 2007, the BOI approved Wolfpac’s application for a one year extension of ITH incentive on the basis that the capital equipment to labor ratio did not exceed US$10 million as provided under Article 39 of Executive Order, or E.O. 226. The approved bonus year shall be for the period February 13, 2008 to February 12, 2009.

SBI has three registered activities with the BOI on a pioneer status, namely: (i) a new operator of telecommunications systems (inter-exchange carrier for data services); (ii) new information technology service firm in the field of providing internet services; and (iii) a new operator of telecommunications facilities (nationwide broadband wireless access). Under the terms of these registrations, SBI is entitled to certain tax and non-tax incentives which include, among other things, an ITH for six years until February 2007, August 2007 and July 2011, respectively.

Income derived from non-registered activities with the BOI is subject to the normal income tax rate enacted as at the balance sheet date.

Consolidated tax incentives that we availed for the years ended December 31, 2007, 2006 and 2005 amounted to Php766 million, Php142 million and Php235 million, respectively.

On May 24, 2005, the president of the Philippines signed into law Republic Act No. 9337, or R.A. 9337, amending certain sections of the National Internal Revenue Code, which took effect on November 1, 2005. R.A. 9337, among others, introduced the following changes:

a. The regular corporate income tax rate for domestic corporations and resident/non-resident foreign corporations increased from 32% to 35% effective November 1, 2005 and will be reduced to 30% effective January 1, 2009;

b.       The VAT rate increased from 10% to 12% effective February 1, 2006; and

c. The input VAT on capital goods should be spread evenly over the estimated useful life or sixty months, whichever is shorter, if the acquisition cost, excluding the VAT component thereof, exceeds Php1 million.

Our deferred income tax assets have been recorded to the extent that such deferred income tax assets are expected to be utilized against sufficient future taxable profit. We had unrecognized deferred income tax assets of
Php1,122 million and Php299 million largely pertaining to MCIT and asset impairment as at December 31, 2007 and 2006, respectively.

Our consolidated unutilized NOLCO as at December 31, 2007 is as follows:

Year Incurred	Year Expiring	(Unaudited) (in million pesos)
2005	2008	11,383
2006	2009	5,424
2007	2010	931
		17,738

Tax benefit from NOLCO		6,060
Unrecognized deferred income tax assets from NOLCO as at December 31, 2007		(5)
		6,055

Our consolidated excess MCIT as at December 31, 2007 is as follows:

Year Incurred	Year Expiring	(Unaudited) (in million pesos)
2005	2008	484
2006	2009	498
2007	2010	641
		1,623
Unrecognized deferred income tax assets from MCIT as at December 31, 2007		(982)
		641

7. Earnings Per Common Share

The following table presents information necessary to calculate the earnings per common share:

	2007		2006		2005
	Basic	Diluted	Basic	Diluted	Basic	Diluted
	(Unaudited)		(As restated – Note 2)		(As restated – Note 2)
	(in million pesos)
Consolidated net income attributable to equity holders of PLDT	36,004	36,004	35,138	35,138	34,134	34,134
Dividends on preferred shares	(457)	(457)	(455)	(455)	(1,426)	(49)
Indicative share in net income in subsidiaries	–	–	–	–	7	7
Dividends on dilutive preferred stock subject to mandatory redemption charged to interest expense for the year	–	17	–	–	–	230
Accretion of preferred stock subject to mandatory redemption	–	131	–	–	–	1,233
Foreign exchange gains on preferred stock subject to mandatory redemption	–	(182)	–	–	–	(1,536)
Consolidated net income applicable to common shares	35,547	35,513	34,683	34,683	32,715	34,019

	(in thousands, except per share amounts)

Outstanding common shares at beginning of year	188,435	188,435	180,789	180,789	170,214	170,214
Effect of issuance of common shares during the year	221	221	3,667	3,667	1,855	1,855
Average incremental number of shares under ESOP during the year	–	38	–	98	–	94
Common shares equivalent of preferred shares deemed dilutive:
Preferred Stock Series A to EE (Note 17)	–	–	–	–	–	2,617
Preferred Stock Series VI (Note 18)	–	680	–	–	–	4,399
Preferred Stock Series VII (Note 18)	–	–	–	–	–	3,842
Weighted average number of common shares for the year	188,656	189,374	184,456	184,554	172,069	179,179
Earnings per common share	Php188.42	Php187.53	Php188.03	Php187.93	Php190.13	Php185.87

Series VI Convertible Preferred Stocks in 2007 and Series A to EE, VI and VII Convertible Preferred Stocks in 2005 were deemed dilutive based on a calculation of the required dividends on these preferred shares divided by the number of equivalent common shares assuming such preferred shares are converted into common shares, including the effect of shares under ESOP, and compared against the basic EPS. Since the amount of dividends on the Series A to EE and Series VII Convertible Preferred Stocks in 2007 and Series A to EE, VI and VII Convertible Preferred Stocks in 2006 over its equivalent number of common shares increased the basic EPS, these Convertible Preferred Stocks were anti-dilutive.

Dividends Declared For The Year Ended December 31, 2007 (Unaudited)

	Date			Amount
Class	Approved	Record	Payable	Per Share	Total (in million pesos)

Preferred Stock Subject to Mandatory Redemption
Series V	March 6, 2007	March 20, 2007	April 15, 2007	Php4.675	–
	June 12, 2007	June 28, 2007	July 15, 2007	4.675	–
	September 14, 2007	September 28, 2007	October 15, 2007	4.675	–
	December 1, 2007	December 21, 2007	January 15, 2008	4.675	–
Series VI	March 6, 2007	March 20, 2007	April 15, 2007	US$0.09925	4
	June 12, 2007	June 28, 2007	July 15, 2007	0.09925	3
	September 14, 2007	September 28, 2007	October 15, 2007	0.09925	3
	December 1, 2007	December 21, 2007	January 15, 2008	0.09925	3
Charged to income					13

10% Cumulative Convertible Preferred Stock
Series CC	January 30, 2007	February 28, 2007	March 30, 2007	Php1.00	17
Series DD	January 31, 2007	February 15, 2007	February 28, 2007	1.00	2
Series EE	March 27, 2007	April 26, 2007	May 31, 2007	1.00	–
Series A, I, R, W, AA and BB	July 10, 2007	August 1, 2007	August 31, 2007	1.00	129
Series B, F, Q, V and Z	August 7, 2007	September 3, 2007	September 28, 2007	1.00	91
Series E, K, O and U	September 14, 2007	October 4, 2007	October 31, 2007	1.00	44
Series C, D, J, T and X	September 14, 2007	October 14, 2007	November 27, 2007	1.00	57
Series G, N, P and S	November 6, 2007	December 6, 2007	December 28, 2007	1.00	27
Series H, L, M and Y	December 1, 2007	December 28 2007	January 31, 2008	1.00	41
					408

Cumulative Non-Convertible Redeemable Preferred Stock
Series IV*	January 30, 2007	February 23, 2007	March 15, 2007	Php–	12
	May 8, 2007	May 25, 2007	June 15, 2007	–	13
	July 10, 2007	August 9, 2007	September 15, 2007	–	12
	November 6, 2007	November 23, 2007	December 15, 2007	–	12
					49

Common Stock
Regular Dividend	March 6, 2007	March 20, 2007	April 20, 2007	Php50.00	9,429
	August 7, 2007	August 24, 2007	September 24, 2007	60.00	11,322
Special Dividend	August 7, 2007	August 24, 2007	September 24, 2007	40.00	7,548
					28,299
Charged to retained earnings					28,756

* Dividends are declared based on total amount paid up

Dividends Declared After December 31, 2007 (Unaudited)

	Date			Amount
Class	Approved	Record	Payable	Per Share	Total (in million pesos)

Cumulative Non-convertible Redeemable Preferred Stock
Series IV*	January 29, 2008	February 22, 2008	March 15, 2009	Php–	12

10% Cumulative Convertible Preferred Stock
Series CC	January 29, 2008	February 28, 2008	March 31, 2008	Php1.00	17
Series DD	January 29, 2008	February 15, 2008	February 29, 2008	1.00	2
					19
Convertible Preferred Stock
Series V	March 4, 2008	March 20, 2008	April 15, 2008	Php–	–
Series VI	March 4, 2008	March 20, 2008	April 15, 2008	–	3
					3

Common Stock
Regular Dividend	March 4, 2007	March 19, 2008	April 21, 2008	Php68.00	12,834
Special Dividend	March 4, 2007	March 19, 2008	April 21, 2008	56.00	10,570
					23,404
Charged to retained earnings					23,438

* Dividends are declared based on total amount paid up

8. Property, Plant and Equipment

This account consists of:

	Cable and wire facilities	Central office equipment	Cellular facilities	Buildings	Vehicles, furniture, and other network equipment	Communications satellite	Information origination and termination equipment	Land and land improvements	Property under construction	Total
	(in million pesos)
At December 31, 2006
Cost	112,621	84,604	64,423	20,376	31,039	9,834	9,140	2,685	12,686	347,408
Accumulated depreciation and amortization	(46,594)	(58,292)	(32,889)	(6,235)	(25,461)	(7,678)	(5,800)	(269)	–	(183,218)
Net book value (Audited)	66,027	26,312	31,534	14,141	5,578	2,156	3,340	2,416	12,686	164,190
Year Ended December 31, 2007
Net book value at beginning of year	66,027	26,312	31,534	14,141	5,578	2,156	3,340	2,416	12,686	164,190
Additions/Transfers – net	4,769	2,254	3,018	408	1,811	–	1,633	1	10,914	24,808
Disposals/Retirements	(183)	(55)	(75)	(11)	(45)	–	–	(41)	(31)	(441)
Translation differences charged directly to cumulative translation adjustments	–	5	–	(77)	(103)	(495)	–	(84)	–	(754)
Acquisition through business combination	–	99	–	18	146	–	(32)	–	(7)	224
Reclassifications	894	3	4,923	31	888	–	(1,709)	–	(5,030)	–
Depreciation and amortization (Note 4)	(8,449)	(6,063)	(7,530)	(1,138)	(3,426)	(556)	(1,448)	(3)	–	(28,613)
Net book value at end of year	63,058	22,555	31,870	13,372	4,849	1,105	1,784	2,289	18,532	159,414

At December 31, 2007
Cost	117,081	86,841	70,045	20,695	32,572	8,454	8,191	2,561	18,532	364,972
Accumulated depreciation and amortization	(54,023)	(64,286)	(38,175)	(7,323)	(27,723)	(7,349)	(6,407)	(272)	–	(205,558)
Net book value (Unaudited)	63,058	22,555	31,870	13,372	4,849	1,105	1,784	2,289	18,532	159,414

Substantially all our telecommunications equipment are purchased from outside the Philippines. Our significant sources of financing for such purchases are foreign loans requiring repayment in currencies other than Philippine pesos, principally in U.S. dollars, see Note 18 – Interest-bearing Financial Liabilities. Interest, using an average capitalization rate of 10%, and net foreign exchange losses capitalized to property, plant and equipment qualified as borrowing costs for the years ended December 31, 2007, 2006 and 2005 were as follows:

	2007	2006	2005
	(Unaudited)	(Audited)
	(in million pesos)
Interest	542	549	504
Foreign exchange (gains) losses	(63)	521	(607)

As at December 31, 2007, 2006 and 2005, the undepreciated capitalized net foreign exchange losses which qualified as borrowing costs amounted to Php3,054 million, Php3,117 million and Php4,276 million, respectively.

The consolidated useful lives of the assets are estimated as follows:

Buildings	25 years
Cable and wire facilities	10 – 25 years
Central office equipment	10 – 20 years
Communications satellite	15 years
Information origination and termination equipment	3 – 15 years
Land improvements	10 years
Vehicles, furniture and other network equipment	3 – 10 years
Cellular facilities	3 – 10 years

We recognized additional depreciation charge of Php797 million, Php8,624 million and Php7,806 million in 2007, 2006 and 2005, respectively, due to a change in the estimated useful lives of certain of our network assets owing to continuing network upgrade and expansion.

SBI’s Acquisition of Cruz Telephone Company, Inc., or Cruztelco Cluster 3

On September 6, 2007, Cruztelco and SBI signed a Conditional Sale Agreement whereby Cruztelco agreed to sell to SBI the assets pertaining to its Cluster 3 business at a price of Php371 million, subject to the approval of the NTC. Cruztelco is a Local Exchange Carrier operator offering fixed line services in three geographical clusters, namely: (i) Cluster 1 covering certain areas in Visayas and Luzon; (ii) Cluster 2 North Western Mindanao, and (iii) Cluster 3 North Eastern Mindanao.

As provided in the agreement, SBI set-up an escrow account in the amount equal to the selling price in trust for Cruztelco pending the NTC approval. On January 21, 2008 NTC granted its approval resulting to the completion of the acquisition on February 1, 2008. The fair value of Cluster 3 assets, determined provisionally, was assessed to be equal its book value allocated as follows: (a) equipment Php318 million; (b) land Php31 million; and (c) buildings and improvements Php22 million .

SBI intends to engage an independent appraiser to establish the fair values of the acquired assets.

Asset Impairment Review

Management believes that due to Mabuhay Satellite’s difficulty in generating cash flows with the satellite nearing its end-of-life and other events affecting its business, Mabuhay Satellite’s Agila II transponder is considered impaired. This impairment review is based on the NPV of future cash flows from the continued use of this asset group using the discount factor of 11%. An impairment loss of Php1,391 million was charged to the carrying value of this satellite as at December 31, 2006 and included in the accumulated depreciation and amortization account in the consolidated balance sheet as at December 31, 2006. In 2007, we performed an impairment update review on Mabuhay Satellite’s Agila II and no additional impairment was recognized.

Property, plant and equipment include the following amounts for capitalized leases as at December 31, 2007 and 2006:

	2007 (Unaudited)			2006 (Audited)
	Central office equipment	Vehicles, furniture and other network equipment	Total	Central office equipment	Vehicles, furniture and other network equipment	Total
	(in million pesos)
Cost	354	1,190	1,544	354	1,183	1,537
Less accumulated depreciation	333	1,109	1,442	310	950	1,260
	21	81	102	44	233	277

The following table summarizes all changes to the liabilities on asset retirement obligations as at December 31, 2007 and 2006:

	2007 (Unaudited)	2006 (Audited)
	(in million pesos)
Asset retirement obligations at beginning of year	831	752
Accretion expenses	81	87
Additional liability recognized during the year	48	45
Settlement of obligations	(8)	(53)
Asset retirement obligations at end of year (Notes 3 and 19)	952	831

9. Investments in Associates

This account consists of:

	2007 (Unaudited)	2006 (Audited)
	(in million pesos)
ACeS International Limited	1,614	1,614
Mabuhay Space Holdings Limited	791	937
Blue Ocean Wireless	724	–
Philweb Corporation	712	712
BayanTrade Dotcom, Inc.	97	97
ePDS, Inc.	6	6
	3,944	3,366
Less accumulated impairment losses and equity share in net losses of associates	2,593	2,730
	1,351	636

Investment of ACeS Philippines in ACeS International Limited, or AIL

As at December 31, 2007, ACeS Philippines had a 36.99% investment in AIL, a company incorporated under the laws of Bermuda. AIL owns the Garuda I Satellite and the related system control equipment in Batam, Indonesia.

AIL has incurred recurring significant operating losses, negative operating cash flows, and significant levels of debt. The financial condition of AIL was partly due to the National Service Providers’, or NSPs, inability to generate the amount of revenues originally expected as the growth in subscriber numbers has been significantly lower than budgeted. These factors raised substantial doubt about AIL’s ability to continue as a going concern. On this basis, we recognized a full impairment provision in respect of our investment in AIL amounting to Php1,614 million in 2003.

For further details as to the contractual relationships in respect of AIL, see Note 22 – Related Party Transactions.

Investment of Mabuhay Satellite in Mabuhay Space Holdings Limited, or MSHL

In 1996, Mabuhay Satellite entered into a Joint Venture Agreement, or JVA, with Space Systems/Loral Inc., or SS/L, to form MSHL for the purpose of providing high-power Ku-Band satellite transmission services using the payload which was added by SS/L to the Agila II Satellite. Under the terms of the JVA, SS/L is required to convey title to the additional payload service to MSHL in consideration for SS/L’s 35% equity interest in MSHL, and Mabuhay Satellite is required to pay SS/L US$19 million for a 65% equity interest in MSHL.

In 2000, SS/L filed a Notice of Default and Termination against Mabuhay Satellite arising from the latter’s alleged failure to amicably resolve its unpaid obligation to SS/L under the JVA. In 2002, the arbitration panel handed down its decision and provided for payment by Mabuhay Satellite to SS/L of the principal amount of US$10 million plus accrued interest at 9% per annum. On June 30, 2003, Mabuhay Satellite and SS/L concluded a US$15 million settlement agreement under which Mabuhay Satellite leased two transponders under a transponder agreement on a life-term basis to SS/L and offset the lease charges due from SS/L and its receivables from Loral Skynet Network Services, Inc. (formerly known as the Loral Cyberstar, Inc.), among other things, for a full and final settlement of the arbitration decision. The agreement was subsequently approved by Mabuhay Satellite’s creditors in March 2004.

In accordance with the settlement agreement, Mabuhay Satellite and SS/L shall proceed to dissolve the joint venture under a separate agreement, for which each of the parties will receive title over a number of transponders owned by the joint venture in proportion to their respective interests. On the basis of the joint venture dissolution, we recognized an impairment provision in respect of our investment in MSHL of Php431 million in 2004.

Investment of Smart in Blue Ocean Wireless, or BOW

On August 3, 2007, Smart (through its subsidiary, SCH) acquired a 30% equity interest in BOW, a Dublin-based company delivering GSM communication capability for the merchant maritime sector. Total acquisition cost amounted to US$16 million, or Php724 million, of which US$13 million, or Php601 million, was paid in cash and US$3 million, or Php123 million, worth of equipment and services was delivered by Smart in accordance with the provision of the subscription agreement. BOW provides GSM network on the seas through Altobridge, a patented GSM technology that will complement Smart’s prepaid wireless satellite phone service, SmartLink.

Investment of ePLDT in Philweb Corporation, or Philweb

In May 2006, ePLDT subscribed to newly issued common shares of Philweb, an internet-based online gaming company, equivalent to 20% of the total outstanding capital stock of Philweb at a price of Php0.020 per share or an aggregate amount of Php502 million. Of the total subscription price, Php427 million was paid by ePLDT on the closing date. The portion of the unpaid subscription price amounting to Php25 million will be paid by ePLDT at the same time as the Philweb majority stockholders pay the remaining unpaid portion of the subscription pursuant to a general call on subscription to be made by Philweb’s board of directors. The balance of Php50 million will be paid upon the lapse of certain post-closing price adjustment periods. The unpaid subscription of Php75 million was recorded as part of accrued expenses and other current liabilities in the consolidated balance sheet.

In October 2006, ePLDT acquired an additional 8,037,692,308 shares of Philweb at a price of Php0.026 per share or an aggregate amount of Php209 million. This represents an additional 6.2% of the outstanding shares of Philweb, raising ePLDT’s total equity stake to 25.5% as at December 31, 2006.

Philweb is primarily engaged in internet-based online gaming, through its appointment as Principal Technology Service Provider under the Marketing Consultancy Agreement for Internet Sports Betting and Internet Casino with the Philippine Amusement and Gaming Corporation, or PAGCOR. As at the end of December 2007, Philweb offers Internet Sports Betting in over 200 PAGCOR Internet Sports Betting Stations and over 70 Internet Casino Stations nationwide. As at December 31, 2007 and 2006, the market value of ePLDT’s investments in Philweb amounted to Php1,492 million and Php1,028 million, respectively.

Investment of ePLDT in BayanTrade Dotcom, Inc., or BayanTrade

BayanTrade was incorporated and registered with the Philippine SEC on August 8, 2000 to provide: (a) a business-to-business electronic purchasing market place to link buyers and suppliers of goods and services over the internet; (b) electronic catalogue purchasing facilities over the internet to buyers and suppliers; (c) link-up with similar horizontal markets and vertical markets across the Asia-Pacific Region and the world; and (d) facilitating services incidental to the business. BayanTrade is an e-procurement joint venture established together with six of the Philippines’ leading conglomerates. ePLDT’s initial shareholding in BayanTrade was 20.5%, which was subsequently diluted to 19.17% in August 2004 due to an equity call to which ePLDT did not subscribe.

In September 2005, ePLDT received 4,794,615 bonus warrants from BayanTrade which entitles ePLDT to purchase 2,794,615 common shares at a price of Php0.50 per share at any time on or before August 31, 2010. We did not account for the value of bonus warrants because the value is not material.

Investment of ePLDT in ePDS, Inc., or ePDS

ePLDT has signed a joint venture agreement with DataPost Pte Ltd., or DataPost, a subsidiary of Singapore Post, or Spring, and G3 Worldwide ASPAC pursuant to which the parties formed ePDS, a bills printing company which does laser printing and enveloping services for statements, bills and invoices, and other value-added services for companies in the Philippines. ePLDT has a 50% interest in ePDS, while DataPost has a 30% interest. Spring, the largest international mail services provider, owns the remaining 20%. ePDS has an initial paid-up capital of Php11 million.

In October 2005, ePDS’ Board of Directors approved the declaration of a 100% stock dividend on its common stock equivalent to Php11 million. The stock dividends were issued from the additional authorized capital stock of ePDS which was approved by the Philippine SEC in June 2006.

Summarized Financial Information of Equity Investees

The following table presents the summarized financial information of our investments in associates in conformity with PFRS for equity investees for which we have significant influence as at December 31, 2007 and 2006 and for the years ended December 31, 2007, 2006 and 2005.

	2007	2006
	(in million pesos)
Noncurrent assets	1,383	1,333
Current assets	1,084	1,122
Capital deficiency	(8,340)	(9,618)
Noncurrent liabilities	10,162	10,029
Current liabilities	645	2,044

	2007	2006	2005
	(in million pesos)
Revenues	377	1,194	774
Revenues less cost of revenues	322	654	615
Expenses	198	1,066	472
Net loss	(124)	(412)	471

10. Investment Properties

	2007 (Unaudited)	2006 (Audited)
	(in million pesos)
Balance at beginning of year	587	701
Net gains (losses) from fair value adjustments	3	(2)
Disposals	(13)	(112)
Balance at end of year (Note 3)	577	587

Investment properties are stated at fair values, which have been determined based on the latest valuations performed by an independent firm of appraisers, which is an industry specialist in valuing these types of investment properties. The valuation undertaken was based on an open market value, supported by a market evidence in which assets could be exchanged between a knowledgeable willing buyer and a knowledgeable willing seller in an arm’s-length transaction at the date of valuation. None of our investment properties are being leased to third parties that earn rental income.

11. Goodwill and Intangible Assets

Movements in goodwill and intangible assets are as follows:

	2007 (Unaudited)			2006 (Audited)
	Goodwill	Intangible assets	Total	Goodwill	Intangible assets	Total
	(in million pesos)
Cost:
Balance at beginning of year	10,137	3,456	13,593	1,942	1,991	3,933
Additions during the year	2,231	602	2,833	8,498	1,540	10,038
Translation adjustments	(1,489)	(237)	(1,726)	(303)	(75)	(378)
Balance at end of year	10,879	3,821	14,700	10,137	3,456	13,593

Accumulated amortization and impairment:
Balance at beginning of year	438	941	1,379	438	446	884
Amortization during the year	–	390	390	–	450	450
Impairment during the year	1,191	53	1,244	–	50	50
Translation adjustments	–	(34)	(34)	–	(5)	(5)
Balance at end of year	1,629	1,350	2,979	438	941	1,379
Net balance (Note 3)	9,250	2,471	11,721	9,699	2,515	12,214

SPi’s Acquisition of Springfield

On April 16, 2007, SPi acquired, through a wholly-owned U.S. subsidiary, 100% of Springfield for an aggregate purchase price of US$35 million, or Php1,664 million, plus possible future earn-out payments with an aggregate fair value at acquisition date of US$18 million, or Php855 million. Springfield is one of the largest players in the medical billing and revenue cycle management market. As at date of acquisition, the net cash outflow related on acquisition was US$35 million, or Php1,664 million, representing cash payments of US$34 million, or Php1,616 million, net of cash acquired from Springfield of US$1 million, or Php48 million, and incidental cost amounted to US$1.3 million, or Php63 million. Total purchase price consideration including the fair value of possible future earn-out payments at acquisition date amounted to US$53 million, or Php2,520 million, inclusive of other net debt adjustments totaling US$8 million, or Php380 million. As at December 31, 2007, total fair value of possible future earn-out payments amounted to US$25 million, or Php1,048 million, see Note 2 – Summary of Significant Accounting Policies and Practices, Note 19 – Deferred Credits and Other Noncurrent Liabilities and Note 21 – Accrued Expenses and Other Current Liabilities.

The purchase consideration has been allocated to the assets and liabilities on the basis of fair values at the date of acquisition. The fair values of the identifiable acquired assets and liabilities of Springfield at the time of acquisition, assessed to be equal to their book values, are as follows:

	In U.S. Dollar	In Php Equivalent(1)
	(Unaudited)
	(in millions)
Property, plant and equipment	3	143
Goodwill	45	2,139
Intangible assets	8	380
Cash and cash equivalents	1	48
Trade and other receivables	3	143
	60	2,853
Deferred income tax liabilities	4	190
Noncurrent liabilities	1	48
Accounts payable and other current liabilities	2	95
	7	333
Net assets acquired	53	2,520

(1) Converted to Philippine Peso using the exchange rate at the time of purchase.

Springfield was accounted for in the unaudited consolidated financial statements using the purchase price method of accounting, which resulted in goodwill amounting to Php2,139 million. Goodwill pertains to assembled workforce of Springfield and other unidentified intangible assets that did not qualify as intangible assets under PAS 38, “Intangible Assets”.

Intangible assets pertaining to Springfield customer relationship was determined at Php380 million with an estimated useful life of seven years. Intangible assets was valued by an independent appraiser.

The following pro forma consolidated financial information reflects the results of our operations for the years ended December 31, 2007, 2006 and 2005, as if the acquisition of Springfield had occurred on January 1, 2005. These pro forma results have been prepared for comparative purposes only and do not purport to be indicative of what the operating results of Springfield would have been had the acquisition actually taken place on January 1, 2005 and may not be indicative of future operating results.

	2007	2006	2005
	(Unaudited)
	(in million pesos, except per share amounts)
Operating revenues
As reported	141,623	133,682	126,086
Pro forma	141,956	134,973	127,517
Consolidated net income
As reported	36,004	35,138	34,134
Pro forma	35,993	35,226	34,230
Earnings per common share – basic
As reported	188.42	188.03	190.13
Pro forma	188.37	188.50	190.68
Earnings per common share – diluted
As reported	187.53	187.93	185.87
Pro forma	187.47	188.40	186.40

Total net income of Springfield included in our 2007 unaudited consolidated statement of income from the time of acquisition until December 31, 2007 amounted to Php164 million.

Smart’s Investment in 3rd Brand

In 2007, Smart also recognized intangible assets for technology and license costs in 3rd Brand amounting to US$4 million, or Php172 million. Said technology and license costs were estimated to have a useful life of 10 years, based on Smart Group’s capitalization policy.

Smart’s Supply Agreement with THISS Technologies Pte. Ltd., or THISS

In 2007, Smart recognized an intangible assets for technology and license costs incurred in connection with SCH’s GSM connectivity service for the commercial shipping sector. Smart (through SCH) engaged the services of THISS as developer and supplier for this service. As at December 31, 2007, US$1 million, or Php41 million, has been recognized as intangible assets for this project.

Other intangible assets consist of:

		2007 (Unaudited)			2006 (Audited)
		Gross		Net	Gross		Net
	Estimated Useful Lives	Carrying Amount	Accumulated Amortization		Carrying Amount	Accumulated Amortization
		(in million pesos)
Customer list	1 – 10 years	1,699	384	1,315	1,332	195	1,137
Spectrum	15 years	1,205	268	937	1,205	187	1,018
Technology application	4 years	599	516	83	601	471	130
Licenses	5 – 17 years	318	182	136	318	88	230
		3,821	1,350	2,471	3,456	941	2,515

The future amortization of other intangible assets as at December 31, 2007 are as follows:

(Audited) (in million pesos)
2008	382
2009	378
2010	347
2011	317
2012 and onwards	1,047
Balance at end of year	2,471

Impairment Testing of Goodwill

Goodwill from Acquisition of SBI

The test for recoverability of Smart’s goodwill was applied to our wireless asset group, representing the lowest level for which identifiable cash flows are largely independent of the cash flows of other groups of assets and liabilities.

Although revenue streams may be segregated between Smart and SBI through subscribers availing themselves of their respective cellular and wireless broadband services, the cost items and cash flows are difficult to carve out, largely due to the significant portion of shared and common-used networks/platforms. In the case of SBI, it provides broadband wireless access to its subscribers using Smart’s cellular base stations, fiber optic and IP backbone. With the common use of wireless assets with Smart in providing wireless services, the lowest asset group for SBI for which cash flows could be clearly identified from other groups of assets will be Smart’s wireless business segment.

Our wireless business segment is our largest revenue and cash flow contributor. As such, there is no impairment of our wireless business segment. As at December 31, 2007, the recoverable amount of this segment is determined on the basis of value in use calculations using cash flow projections based on the financial budgets approved by Board of Directors, or BOD, covering a 5-year period from 2008 to 2012. The pre-tax discount rate applied to cash flow projections is 8.4% and cash flows beyond the 5-year period are determined using a 2.5% growth rate that is the same as the long-term average growth rate for the telecommunications industry.

Goodwill from Acquisition of SPi and its Subsidiary, Cymed

Goodwill acquired was allocated for impairment testing to each of the cash generating units. The recoverable amount of goodwill was determined using the value in use approach. Value in use was based on the cash flow projections of the most recent financial budgets/forecasts approved by the BOD, which management believes are reasonable and are management’s best estimate of the ranges of economic conditions that will exist over the remaining useful life of the asset. In determining the appropriate discount rate to be applied, our weighted cost of capital was used and adjusted for the difference in currency and specific risks associated with the assets or business of a cash generating unit.

The goodwill acquired through the SPi and CyMed transactions was allocated for impairment testing to each of the cash generating units of those businesses namely: medical transcription, litigation and publishing. As at December 31, 2007, we recognized an impairment loss of Php908 million pertaining to medical transcription business of SPi, since carrying amount of the individual assets, pertaining to the medical transcription business, exceeded the recoverable amount.

Goodwill from Acquisition of Level Up!

Goodwill acquired from acquisition of Level Up! was tested for impairment where the recoverable amount was determined using the value in use approach. Value in use was based on the cash flow projections on the most recent financial budgets/forecasts approved by the BOD. As at December 31, 2007, we recognized an impairment loss of Php254 million pertaining to the goodwill of ePLDT’s acquisition of Level Up!.

Goodwill from Acquisition of Digital Paradise

Goodwill acquired from the acquisition of Digital Paradise was tested for impairment based on the recoverable amount of the long lived assets where recoverable amount was determined based on the cash flow projections on the most recent financial budgets/forecast approved by the BOD. As at December 31, 2007, we impaired goodwill acquired from ePLDT’s acquisition of Digital Paradise amounting to Php29 million.

12. Cash and Cash Equivalents

This account consists of:

	2007 (Unaudited)	2006 (Audited)
	(in million pesos)
Cash on hand and in banks	3,944	3,416
Temporary cash investments	13,503	13,454
	17,447	16,870

Cash in banks earns interest at prevailing bank deposit rates. Temporary cash investments are made for varying periods of up to three months depending on our immediate cash requirements, and earn interest at the prevailing short-term deposit rates. Due to the short-term nature of such transactions, the carrying value approximates the fair value of our temporary cash investments.

13. Investments in Debt Securities

Investment of ePLDT in Stradcom International Holdings, Inc., or SIHI

ePLDT has a 22.5% interest in convertible securities of SIHI, the parent company of Stradcom Corporation, or Stradcom, which has an existing concession agreement with the Philippine Government for the modernization of the Philippine Land Transportation Office, including the computerization of driver’s license issuance, vehicle registration and traffic adjudication systems. SIHI has been incurring losses from the start of operations due to Stradcom’s continuous losses and recurring excess of current liabilities over current assets. On this basis, we recognized an impairment provision in respect of our total investment in SIHI of Php616 million in 2004.

In 2007, Stradcom entered into a Lenders’ Agreement for the issuance of Asset-Backed Bonds amounting to Php1.6 billion. The proceeds were used to payoff all of Stradcom’s debts and trade payables and capital expenditures for upgrade in its new inter-connectivity business which is expected to contribute significantly to Stradcom’s operating results in future years.

On December 10, 2007, ePLDT and SIHI agreed to extend redemption date to January 31, 2008 and fixed the redemption price of SIHI Convertible Preferred Shares owned by ePLDT at Php1,170 million as at December 31, 2007 (original maturity date) plus an additional amount of Php256,760 per day from December 31, 2007 until actual redemption of such shares. The redemption date was further extended to February 28, 2008, on which date SIHI paid P1,187 million in final redemption amount.

As at December 31, 2007, with the foregoing development with Stradcom, the provision for decline in value of investment in SIHI amounting to Php592 million was reversed to profit or loss, see Note 3 – Management’s Use of Judgments, Estimates and Assumptions.

14. Trade and Other Receivables

This account consists of receivables from:

	2007	2006
	(in million pesos)
Corporate subscribers (Notes 22 and 26)	8,641	8,110
Retail subscribers (Note 26)	8,178	7,875
Foreign administrations (Note 26)	4,597	6,393
Domestic carriers (Note 26)	1,885	1,965
Dealers, agents and others (Notes 22 and 26)	2,206	2,587
	25,500	26,930
Less allowance for doubtful accounts	13,203	16,770
	12,297	10,160

Movements in the allowance for doubtful accounts are as follows:

	Total	Corporate Subscribers	Retail Subscribers	Foreign Administrations	Domestic Carriers	Dealers, Agents and Others
	(in million pesos)
December 31, 2007
Balance at beginning of year	16,770	5,635	6,605	2,506	505	1,519
Provisions for the year	417	151	226	–	–	40
Translation adjustments	(91)	(91)	–	–	–	–
Write-offs	(3,352)	–	(1,968)	(1,284)	–	(100)
Reversals	(541)	224	(547)	(175)	(186)	143
Balance at end of year	13,203	5,919	4,316	1,047	319	1,602

Individual impairment	12,465	5,553	3,944	1,047	319	1,602
Collective impairment	738	366	372	–	–	–
	13,203	5,919	4,316	1,047	319	1,602

Gross amount of receivables, individually impaired, before deducting any individually assessed impairment allowance	12,517	5,598	3,951	1,047	319	1,602

December 31, 2006
Balance at beginning of year	18,525	5,420	8,415	2,497	782	1,411
Provisions for the year	737	317	273	25	–	122
Translation adjustments	(24)	(24)	–	–	–	–
Write-offs	(1,884)	(104)	(1,766)	–	–	(14)
Reversals	(655)	(45)	(317)	(16)	(277)	–
Business combination	71	71	–	–	–	–
Balance at end of year	16,770	5,635	6,605	2,506	505	1,519

Individual impairment	15,830	5,360	5,940	2,506	505	1,519
Collective impairment	940	275	665	–	–	–
	16,770	5,635	6,605	2,506	505	1,519

Gross amount of receivables, individually impaired, before deducting any individually assessed impairment allowance	15,897	5,417	5,950	2,506	505	1,519

Receivables from carriers represent receivables arising from interconnection agreements with other telecommunication carriers. The aforementioned amount of receivable is shown net of related payable to the same telecommunications carriers because a right of offset exists.

On October 10, 2002, PLDT entered into a Receivables Purchase Deed, or RPD, with a foreign financial institution, or the Purchaser, under which PLDT agreed (1) to sell its receivables from certain eligible foreign carriers up to September 30, 2007 for an advance payment of US$50 million and (2) to service, administer and collect the receivables on behalf of the Purchaser. Under the RPD, the Purchaser has no recourse against PLDT should an eligible carrier fail or refuse to settle the assigned/purchased receivables, except when PLDT commits a breach of its representations and warranties under the RPD. The RPD expired last December 4, 2007.

Sale of receivables under the RPD amounted to US$4 million, or Php167 million, and US$6 million, or Php272 million, for the years ended December 31, 2007 and 2006, respectively. Loss on sale of receivables under the RPD amounted to US$0.1 million, or Php6 million and US$0.5 million, or Php27 million, for the years ended December 31, 2007 and 2006, respectively.

15. Inventories and Supplies

This account consists of:

	2007 (Unaudited)	2006 (Audited)
	(in million pesos)
Terminal and cellular phone units:
At net realizable value	554	556
At cost	808	719
Spare parts and supplies:
At net realizable value	502	513
At cost	1,385	1,397
Others:
At net realizable value	111	161
At cost	112	161
At lower of cost or net realizable value (Note 26)	1,167	1,230

16. Prepayments

This account consists of:

	2007 (Unaudited)	2006 (Audited)
	(in million pesos)
Prepaid taxes (Notes 6 and 25)	1,736	3,500
Prepaid fees and licenses (Notes 5 and 25)	225	69
Prepaid insurance (Note 25)	184	189
Prepaid rent (Note 24)	54	111
Other prepayments	172	149
	2,371	4,018

Prepaid taxes include creditable withholding taxes, input VAT and real property taxes.

17. Equity

The movement of PLDT’s capital accounts for the year ended December 31, 2005, 2006 and 2007 are as follows:

	Preferred Stock – Php10 par value per share
	Series A to EE	III	IV	Total Preferred Stock		Common Stock – Php5 par value per share
	No. of Shares				Amount	No. of Shares	Amount
	(in millions)
Authorized				823	Php8,230	234	Php1,170
Outstanding
Balance at January 1, 2005	409	5	36	450	Php4,497	170	Php851
Conversion	(2)	(5)	–	(7)	(67)	10	51
Issuance	–	–	–	–	3	1	2
Balance at December 31, 2005 (Audited)	407	–	36	443	Php4,433	181	Php904

Balance at January 1, 2006	407	–	36	443	Php4,433	181	Php904
Conversion	(1)	–	–	(1)	(11)	7	38
Issuance	–	–	–	–	2	–	–
Balance at December 31, 2006 (Audited)	406	–	36	442	Php4,424	188	Php942

Balance at January 1, 2007	406	–	36	442	Php4,424	188	Php942
Conversion	(1)	–	–	(1)	(8)	–	1
Issuance	–	–	–	–	1	–	–
Balance at December 31, 2007 (Unaudited)	405	–	36	441	Php4,417	188	Php943

Preferred Stock

The preferred stock is non-voting, except as specifically provided by law, and is preferred as to liquidation.

The Series A to EE 10% Cumulative Convertible Preferred Stocks earn cumulative dividends at an annual rate of 10%. After the lapse of one year from the last day of the year of issuance of a particular series of 10% Cumulative Convertible Preferred Stock, any holder of such series may convert all or any of the shares of 10% Cumulative Convertible Preferred Stock held by him into fully paid and non-assessable shares of Common Stock of PLDT, at a conversion price equivalent to 10% below the average of the high and low daily sales price of a share of Common Stock on the PSE, or if there have been no such sales on the PSE on any day, the average of the bid and the asked prices of a share of Common Stock of PLDT at the end of such day on such Exchange, in each such case averaged over a period of 30 consecutive trading days prior to the conversion date, but in no case shall the conversion price be less than the price set by the Board of Directors which, as at December 31, 2007, was Php5.00 per share. The number of shares of Common Stock issuable at any time upon conversion of one share of the subscriber investment plan, or SIP, or the 10% Cumulative Convertible Preferred Stock is determined by dividing Php10.00 by the then applicable conversion price.

In case the shares of Common Stock at anytime outstanding are subdivided into a greater or consolidated into a lesser number of shares, then the minimum conversion price per share of Common Stock will be proportionately decreased or increased, as the case may be, and in the case of a stock dividend, such price will be proportionately decreased, provided, however, that in every case the minimum conversion price shall not be less than the par value per share of Common Stock. In the event the relevant effective date for any such subdivision or consolidation of shares or stock dividend occurs during the period of 30 trading days preceding the presentation of any shares of 10% Cumulative Convertible Preferred Stock for conversion, a similar adjustment will be made in the sales prices applicable to the trading days prior to such effective date utilized in calculating the conversion price of the shares presented for conversion.

In case of any other reclassification or change of outstanding shares of Common Stock, or in case of any consolidation or merger of PLDT with or into another corporation, the Board of Directors shall make such provisions, if any, for adjustment of the minimum conversion price and the sales price utilized in calculating the conversion price as the Board of Directors, in its sole discretion, shall deem appropriate.

At PLDT’s option, the Series A to EE 10% Cumulative Convertible Preferred Stocks are redeemable at par value plus accrued dividends five years after the year of issuance.

On January 30, 2007, the Board of Directors designated 150,000 shares of serial preferred stock as Series HH 10% Cumulative Preferred Stock for issuance from January 1, 2007 up to December 31, 2009.

The issuance of SIP Series FF, GG and HH is an exempt transaction under Section 10.2 of the Securities Regulation Code, as confirmed by the Philippine SEC on April 2, 2007.

On October 24, 2005, PLDT issued to JPMorgan, as depositary, and to the holders of the Series III Convertible Preferred Stock a notice of mandatory conversion of all of its outstanding 4,616,200 shares of Series III Convertible Preferred Stock into shares of PLDT Common Stock. The conditions for mandatory conversion under the terms of the Series III Preferred Stock have been satisfied, including: (i) that the average closing price of PLDT’s ADSs for the 30-day period ending seven days prior to the date in which notice of the mandatory conversion was given was above US$29.19 per share; (ii) that there were no dividends in arrears on any shares of the Series III Convertible Preferred Stock; and (iii) that PLDT had sufficient distributable reserves to pay the fixed preferential dividends on the shares of Series III Convertible Preferred Stock, calculated down to and including the mandatory conversion date.

In November 2005, PLDT issued 710,891 shares of common stock on account of the voluntary conversion of 415,023 shares of Series III Convertible Preferred Stock. As at December 19, 2005, as a result of PLDT’s issuance of a notice of mandatory conversion, all of the outstanding shares of Series III Convertible Preferred Stock were voluntarily and mandatorily converted into shares of PLDT Common Stock wherein each share of Series III Convertible Preferred Stock was converted into 1.7129 shares of Common Stock. A total of 7,907,032 shares of PLDT’s Common Stock were issued as a result of the voluntary and mandatory conversions of all of the Series III Convertible Preferred Stock.

The Series IV Cumulative Non-Convertible Redeemable Preferred Stock earns cumulative dividends at an annual rate of 13.5% based on the paid-up subscription price. It is redeemable at the option of PLDT at any time one year after subscription and at the actual amount paid for such stock, plus accrued dividends. On February 26, 2002, the Board of Directors called for the payment of a portion of the balance of the subscription price of the Series IV Cumulative Non-Convertible Redeemable Preferred Stock amounting to Php72 million, which was paid on March 5, 2002. On March 22, 2002, PLDT redeemed 60 million shares out of the 360 million subscribed shares of its Series IV Cumulative Non-Convertible Preferred Stock and paid Php72 million, representing the redemption price plus unpaid dividends up to the date of redemption.

The provisions of certain subscription agreements involving preferred stock have an effect on the ability of PLDT to, without written consent, sell certain assets and pay cash dividends unless all dividends for all past quarterly dividend periods have been paid, and provision has been made for the currently payable dividends.

Common Stock

On January 29, 2008, the Board of Directors approved a share buyback program of up to 2 million shares, representing approximately 1.1% of PLDT’s total outstanding common shares. The share buyback program reflects PLDT’s commitment to capital management as an important element in enhancing shareholder value. This also reinforces initiatives that PLDT has already undertaken such as the declaration of special dividends on the basis of a “look back” approach on top of the regular dividend pay out of 70% on common shares. The plan is to reacquire the shares on an opportunistic basis, direct from the open market through the trading facilities of the PSE and NYSE.

18. Interest-bearing Financial Liabilities

This account consists of the following:

	2007 (Unaudited)	2006 (Audited)
	(in million pesos)
Long-term portion of interest-bearing financial liabilities - net of current portion:
Long-term debt (Note 26)	53,372	63,769
Obligations under capital lease (Notes 8 and 26)	15	106
Preferred stock subject to mandatory redemption (Note 26)	–	1,369
	53,387	65,244

Current portion of interest-bearing financial liabilities:
Notes payable	493	201
Long-term debt maturing within one year (Note 26)	6,775	16,184
Obligations under capital lease maturing within one year (Notes 8 and 26)	481	924
Preferred stock subject to mandatory redemption (Note 26)	1,015	–
	8,764	17,309

Unamortized debt discount, representing debt issuance costs and any difference between the fair value of consideration given or received on initial recognition, included in the financial liabilities are as follows:

	2007 (Unaudited)	2006 (Audited)
	(in million pesos)
Long-term debt	4,472	5,953
Obligations under capital lease (Notes 8 and 26)	444	540
Preferred stock subject to mandatory redemption	56	260
Total unamortized debt discount at end of year	4,972	6,753

The following table describes all changes to unamortized debt discount as at December 31, 2007 and 2006.

	2007 (Unaudited)	2006 (Audited)
	(in million pesos)
Unamortized debt discount at beginning of year	6,753	13,347
Additions during the year	59	48
Settlements and conversions during the year	(96)	(2,733)
Revaluations during the year	(678)	(595)
Accretion during the year charged to interest expense (Notes 5 and 26)	(1,066)	(3,314)
Unamortized debt discount at end of year	4,972	6,753

Long-term Debt

Long-term debt consists of:

Description	Interest Rates	2007 (Unaudited)		2006 (Audited)
		(in millions)
U.S. Dollar Debt:
Export Credit Agencies-Supported Loans:
Kreditanstalt für Wiederaufbau, or KfW	5.65% - 7.58% and US$ LIBOR + 0.55% - 2.5% in 2007 and 2006	US$130	Php5,365	US$201	Php9,877
Finnvera, Plc, or Finnvera	US$ LIBOR + 0.05% in 2007 and 7.53% - 7.75% and US$ LIBOR + 0.05% in 2006	49	2,048	69	3,381
Nippon Export and Investment Insurance of Japan, or NEXI	US$ LIBOR + 1% in 2007 and in 2006	–	–	25	1,215
Others	6.60% and US$ LIBOR + 0.15% - 0.65% and GOVCO’s cost + 0.20% in 2007 and 5.83% - 6.6% and US$ LIBOR + 0.15% - 1.60% and GOVCO’s Cost + 0.20% in 2006	1	47	10	508
		180	7,460	305	14,981
Fixed Rate Notes	7.85% - 11.375% in 2007 and 2006	676	28,016	835	40,971
Term Loans:
Debt Exchange Facility	2.25% and US$ LIBOR + 1% in 2007 and 2006	187	7,742	176	8,615
GSM Network Expansion Facilities	4.49% - 4.70% and US$ LIBOR + 0.75% - 0.815% in 2007 and 4.49% - 4.70% and US$ LIBOR + 0.815% - 3.25% in 2006	194	8,024	194	9,509
Others	US$ LIBOR + 0.40% and 6% - 10% in 2007 and US$ LIBOR + 0.40% - 3.625% and 1.75% - 10% in 2006	4	153	10	487
Satellite Acquisition Loans	5.66% and US$ LIBOR + 1.75% - 2.75% in 2007 and 2006	28	1,145	42	2,083
		US$1,269	52,540	US$1,562	76,646

Philippine Peso Debt:
Peso Fixed Rate Corporate Notes	5.625% - 15% in 2007 and 15% - 15.816% in 2006		4,967		808
Term Loans:
Secured Term Loans	7.09%, MART1 + 5.70% and 90-day PHILBOR + 3% in 2007 and 7.09% – 15% and 90-day PHILBOR + 3% in 2006		6		11
Other Unsecured Term Loans	6.125% and MART1 + 0.75% in 2007 and MART1 + 0.75% in 2006		2,634		2,488
			7,607		3,307
Total long-term debt			60,147		79,953
Less portion maturing within one year (Note 26)			6,775		16,184
Noncurrent portion of long-term debt (Note 26)			Php53,372		Php63,769

Note: Amounts presented are net of unamortized debt discount and debt issuance costs.

The scheduled maturities of our outstanding consolidated long-term debt at nominal values as at December 31, 2007 (unaudited) are as follows:

	U.S. Dollar Loans		Php Loans	Total
Year	In U.S. Dollar	In Php	In Php	In Php
	(in millions)
2008	152	6,315	558	6,873
2009	274	11,353	570	11,923
2010	82	3,391	568	3,959
2011	26	1,075	568	1,643
2012 and onwards	841	34,837	5,384	40,221
	1,375	56,971	7,648	64,619

U.S. Dollar Debt:

Export Credit Agencies-Supported Loans

In order to obtain imported components for our network infrastructure in connection with our expansion and service improvement programs, we obtained loans extended and/or guaranteed by various export credit agencies. These financings account for a significant portion of our indebtedness.

Kreditanstalt für Wiederaufbau, or KfW

KfW, a German state-owned development bank, is PLDT’s largest single creditor. As at December 31, 2007, we owed US$130 million, or Php5,365 million, an aggregate principal amount to KfW, as follows:

  US$95 million provided under various export credit agency-backed facilities, of which US$14 million was in connection with our expansion and service improvement programs, and US$81 million in connection with the US$149 million refinancing facility discussed below; and

  US$35 million provided for the 15% downpayment portion and credit facilities without guarantee/insurance cover from the export credit agencies, of which US$22 million was in connection with the US$149 million refinancing facility discussed in the following paragraphs.

On January 25, 2002, PLDT signed two loan agreements with KfW, which provided PLDT with a US$149 million facility to refinance in part the repayment installments under its existing loans from KfW due from January 2002 to December 2004. The facility is composed of a nine-year loan, inclusive of a three-year disbursement period and a two-year grace period during which no principal is payable. It partly enjoys the guarantee of HERMES, the export credit agency of the Federal Republic of Germany. We have drawn US$140 million, or Php5,796 million, under this facility as at December 31, 2007. PLDT waived further disbursements under this refinancing facility effective September 1, 2004. Thus, the undrawn portion of US$9 million was cancelled.

Of the amounts outstanding under these KfW loans, US$55 million will mature in 2008, US$44 million will mature in 2009 and US$31 million will mature in 2010. Principal amortizations on these loans are generally payable in equal semi-annual installments.

Finnvera, Plc, or Finnvera

As at December 31, 2007, US$50 million (US$49 million, net of unamortized debt discount of US$1 million), or Php2,070 million (Php2,048 million, net of unamortized debt discount of Php22 million). Principal amount of Smart’s debt was provided by various banks under an export credit agency-backed facility in connection with Smart’s GSM expansion program. This facility is covered by a guaranty from Finnvera, the Finnish Export Credit Agency, for 100% of political and commercial risk for the refinancing facility of GSM Phases 5A and 5B.

The US$100 million refinancing facility was obtained on February 11, 2005 in relation to Smart’s GSM Phases 5A and 5B loans which were prepaid on March 1, 2005 with outstanding balances of US$60 million and US$41 million, respectively, at the time of prepayment. This refinancing facility is payable semi-annually over five years starting September 1, 2005 with final repayment due in March 2010. The principal benefit of refinancing the Phase 5 loan was the savings from a lower interest margin on the refinancing facility.

Of the amount outstanding under the remaining Finnvera guaranteed loan, US$20 million will mature in 2008, US$20 million will mature in 2009 and US$10 million will mature in 2010. Principal amortization on this loan is payable in equal semi-annual installments.

Nippon Export and Investment Insurance of Japan, or NEXI

On November 28, 2002, Smart signed a US$100 million term loan facility supported by NEXI, of which US$60 million was drawn on November 28, 2003 and US$40 million on April 5, 2004. This loan is payable semi-annually over four years in eight equal installments starting May 28, 2004 with final repayment due in November 2007. The outstanding balance was fully paid in the amount of US$25 million on May 25, 2007.

Other Export Credit Agency Supported Loans

PLDT has also obtained loans extended and/or guaranteed by other export credit agencies, including the Export-Import Bank of the United States, and the respective export credit agencies of France and Italy, in the aggregate outstanding principal amount of US$1 million, or Php47 million, as at December 31, 2007. The outstanding balance under this loan will mature in 2008. Smart, likewise, obtained loans guaranteed by the export credit agencies of Calyon (SACE) Hypo (GIEK). The outstanding balance was fully paid in the amounts of US$0.5 million and US$0.7 million on May 30, 2007 and October 1, 2007, respectively.

Fixed Rate Notes

PLDT has the following non-amortizing fixed rate notes outstanding as at December 31, 2007 and 2006:

Principal Amount	Interest Rate	Maturity Date	2007 (Unaudited)	2006 (Audited)
			(in millions)
US$300,000,000	8.350%	March 6, 2017	US$296	Php12,273	US$296	Php14,523
US$250,000,000	11.375%	May 15, 2012	245	10,136	244	11,963
US$135,886,000	10.500%	April 15, 2009	135	5,607	166	8,148
US$ 19,310,000	10.625%	May 15, 2007	–	–	19	941
US$110,068,000	7.850%	March 6, 2007	–	–	110	5,396
			US$676	Php28,016	US$835	Php40,971

Consent Solicitation for the US$175 Million 10.5% Notes due 2009, or 2009 Notes, US$250 Million 11.375% Notes due 2012, or 2012 Notes, and US$300 Million 8.35% Notes due 2017, or 2017 Notes

On November 27, 2007, the consent solicitation for the PLDT 11.375% Notes due 2012, 10.5% Notes due 2009 and 8.35% Notes due 2017, or the Notes, was completed after holders of more than 51% of the aggregate principal amount of the Notes gave their consents for the proposed amendments governing the Notes. The amendments allow PLDT greater flexibility to make certain restricted payments, pay dividends or distributions, while reducing PLDT’s permitted leverage ratios pursuant to the terms of the Notes.

Term Loans

US$283 Million Term Loan Facility, or Debt Exchange Facility

On July 2, 2004, Smart acquired from Piltel’s creditors approximately US$289 million, or 69.4%, in the aggregate of Piltel’s outstanding restructured debt at that time, in exchange for Smart debt and a cash payment by Smart. In particular, Smart paid an amount in cash of US$1.5 million, or Php84 million and issued new debt of US$283.2 million, or Php15,854 million, at fair value of Php8,390 million, net of debt discount amounting to Php7,464 million.

The breakdown of the total outstanding amount of Smart debt issued to participating Piltel creditors is as follows:

•         2007 Facility in the amount of US$0.2 million payable in full in December 2007;

•         2008 Facility in the amount of US$2.9 million payable in full in December 2008; and

•         2014 Facility in the amount of US$280.1 million payable in full in June 2014.

As at December 31, 2007, outstanding balance of these loans amounted to US$283 million (US$187 million, net of unamortized debt discount of US$96 million), or Php11,721 million (Php7,742 million, net of unamortized debt discount of Php3,979 million). The 2007 Facility was fully paid in the amount of US$0.2 million on December 28, 2007.

Interest for the above facilities is payable every quarter at a floating rate of three months US$ LIBOR plus 1.00% for 2008 Facility, and a fixed rate of 2.25% per annum for the 2014 Facility. Furthermore, a portion of the 2014 Facility amounting to US$144 million has a variable yield option whereby the creditors have an option to elect for an early repayment at a discount in December 2008 at 57.5% of the relevant debt amount.

GSM Network Expansion Facilities

On September 13, 2004, Smart signed a US$104 million 5-year term loan facility to finance the related Phase 7 GSM equipment and services. The facility was awarded to ABN AMRO Bank, Banque National de Paribas, Calyon, DBS Bank and Sumitomo Mitsui Banking Corporation as the Lead Arrangers with Finnish Export Credit, Plc as the Lender. The full amount of the facility was drawn on November 22, 2004 at a fixed rate of 4.49%, of which US$42 million remained outstanding as at December 31, 2007. The loan is payable over five years in ten equal semi-annual payments starting May 2005 with final repayment in November 2009.

On June 8, 2001, Smart signed its GSM Phase 5A financing comprised of US$195 million loans, of which US$30 million is owed to Nordic Investment Bank, or NIB, US$15 million to Nederlandse Financierings-Maatschappij Voor Ontwikkelingslanden N.V., or FMO, of the Netherlands and US$150 million supported by Finnvera. The NIB loan balance of US$12 million was prepaid in full on December 8, 2005, and the FMO loan balance of US$4 million was prepaid in full on March 1, 2006.

On August 8, 2005, Smart signed a US$30 million commercial facility with NIB to partly finance the related Phase 8 GSM equipment and services contracts. The facility is a 5-year term loan payable semi-annually in ten equal installments commencing six months from the first drawdown date at a floating interest rate of US$ LIBOR plus 0.815% margin per annum. The facility was drawn in full on July 11, 2006 for the full amount of US$30 million at a floating interest rate of 6.21% (5.40% US$ LIBOR plus 0.815% per annum margin). The first installment payment commenced on January 11, 2007 with final repayment on July 11, 2011. The amount of US$24 million remained outstanding as at December 31, 2007.

On August 10, 2005, Smart signed a loan facility for its GSM Phase 8 financing in the amount of US$70 million. The facility was awarded to the Bank of Tokyo Mitsubishi Ltd., Mizuho Corporate Bank Ltd., Standard Chartered Bank and Sumitomo Mitsui Banking Corporation as the Lead Arrangers, with FEC as the Lender. Smart opted to utilize only a total of US$67 million which was drawn on February 15, 2006 and March 13, 2006 for US$10 million and US$57 million, respectively. The undrawn balance of US$3 million was cancelled. The facility is a 5-year term loan payable in 10 equal semi-annual installments with final repayment on September 1, 2010. Interest is payable semi-annually at a fixed rate of 4.515% per annum. As at December 31, 2007, US$44 million remained outstanding.

On July 31, 2006, Smart signed a U.S. Dollar term loan facility for US$44.2 million to partly finance the related Phase 9 GSM equipment and services contracts. The Lender is FEC with ABN AMRO Bank N.V., Standard Chartered Bank, Sumitomo Mitsui Banking Corporation and Mizuho Corporate Bank Ltd. as the Lead Arrangers. The facility is a 5-year term loan payable in 10 equal semi-annual installments commencing six months from the drawdown date at a commercial interest reference rate, or CIRR, fixed rate of 4.05% per annum plus 0.65% margin. The facility was drawn on November 10, 2006 for the full amount of US$44.2 million. The first installment commenced on January 16, 2007 with final repayment on July 15, 2011. As at December 31, 2007, US$35 million remained outstanding.

On October 16, 2006, Smart signed a U.S. Dollar term loan facility with Metropolitan Bank and Trust Company to finance the related Phase 9 GSM facility for an amount of US$50 million. The facility is a 5-year loan payable in 18 equal and consecutive quarterly installments commencing on the third quarter from the date of the first drawdown. Interest rate is floating at three-month US$ LIBOR plus 0.75% per annum margin. The facility was drawn on October 10, 2007 for the full amount of US$50 million. The first installment will commence on July 10, 2008 with final repayment on October 10, 2012. As at December 31, 2007, US$50 million remained outstanding.

As at December 31, 2007, the aggregate outstanding balance of these loans amounted to US$195 million (US$194 million, net of unamortized debt discount of US$1 million), or Php8,068 million (Php8,024 million, net of unamortized debt discount of Php44 million).

Other Term Loan

On July 1, 2004, CyMed availed of a 5-year non-interest-bearing advance from certain of its officers to fund its operating expenses, including salaries and other incidental expenses. The outstanding balance of this loan as at December 31, 2007 amounted to US$1 million, or Php26 million, which is payable quarterly until July 31, 2009.

Undrawn Facility

On October 10, 2007, Smart signed a US$50 million 5-year term loan facility to finance the related Phase 10 GSM equipment and service contracts. The facility was awarded to Norddeutsche Landesbank Girozentrale Singapore Brance (Nord/LB) as the Original Lender with Standard Chartered Bank (Hong Kong) Ltd. as the Facility Agent. The full amount of the facility will be drawn on March 10, 2008. The loan is payable over five years in ten equal semi-annual payments.

Satellite Acquisition Loans

Mabuhay Satellite has an existing Credit Agreement with the Export-Import Bank of the United States, or Ex-Im Bank, to finance a portion of the cost of purchasing the Agila II Satellite. In 2004, Ex-Im Bank approved, in principle, the re-profiling of Mabuhay Satellite’s US$42 million debt with them by extending the maturity of the loan by 1½ years to July 15, 2007 and reducing the interest rate by 1% to 5.6%. The revised repayment terms have been approved by the majority of the local creditor banks. On July 16, 2007, the outstanding balance was fully paid in the amount of US$5 million, or Php236 million.

Mabuhay Satellite also has an existing Omnibus Agreement with a syndicate of local banks, or the Banks, which includes issuance of irrevocable standby Letters of Credit in favor of Ex-Im Bank, as security under the Credit Agreement and a term loan to Mabuhay Satellite which will mature on various dates from 2007 to 2009. The irrevocable standby Letters of Credit have been cancelled after the full payment of the Ex-Im loan on July 16, 2007. As at December 31, 2007, outstanding amount under the term loan is US$28 million, or Php1,145 million.

Mabuhay Satellite has constituted in favor of the Banks: (a) a first mortgage on its leasehold rights under a lease agreement entered into with the Subic Bay Metropolitan Authority and the components of the satellite system;
(b) an assignment of its rights under its purchase contract for the satellite system; (c) an assignment of its rights under the transponder lease contracts to be entered into with its shareholders and other parties and the revenues therefrom; and (d) an assignment of the applicable proceeds of insurance to be taken on the satellite system.

In 2006, the Banks have approved Mabuhay’s request to extend the maturity of the loan under the Omnibus Agreement by two years to October 20, 2009, with a 1% increase in the margin on the deferred amount.

Japanese Yen Debt:

JBIC JP¥9,760 Million Overseas Investment Term Loan

On July 26, 2002, PLDT signed a loan agreement with JBIC for a credit facility of JP¥9,760 million under JBIC’s OIL program. All outstanding amounts related to this loan were repaid in full on September 21, 2006.

NEXI Supported JP¥5,615 Million Syndicated Term Loan Facility

On June 11, 2003, PLDT signed a JP¥5,615 million syndicated term loan facility supported by NEXI, of which all outstanding amounts were repaid in full on June 13, 2006.

Philippine Peso Debt:

Php2,770 Million Peso Fixed Rate Corporate Notes

In connection with PLDT’s service improvement and expansion programs, PLDT has entered into two loan agreements, pursuant to each of which PLDT issued fixed rate corporate notes in three tranches.

Under the first loan agreement, PLDT borrowed an aggregate amount of Php1,500 million, of which Php230 million was repaid on November 11, 2002, Php500 million was repaid on November 9, 2004 and Php770 million was repaid on November 9, 2006.

Under the second loan agreement, PLDT borrowed an aggregate amount of Php1,270 million, of which Php360 million was repaid on June 9, 2003, Php100 million was repaid on June 9, 2005 and Php810 million was repaid on June 12, 2007.

Php5 Billion Peso Fixed Rate Corporate Notes

On February 15, 2007, Smart issued Php5 billion unsecured fixed rate corporate notes, comprised of Series A notes amounting to Php3.8 billion and Series B notes amounting to Php1.2 billion with five and ten year terms, respectively. Series A notes were priced at 5.625%, while Series B notes were priced at 6.500%. Funds raised from the issuance of these notes will be used primarily for Smart’s capital expenditures for network improvement and expansion. The amount of Php5 billion remained outstanding as at December 31, 2007.

Term Loans

Secured Term Loans

Php100 Million Term Loan Facility

On March 15, 2004, ePLDT entered into a three-year term loan facility with Asia United Bank amounting to Php100 million for the payment of its outstanding short-term bank loan facility and for other working capital requirements. The loan facility was fully drawn as at December 31, 2004. The loan was to be repaid in nine equal quarterly installments starting March 2005 with final repayment in March 2007. Interest on the loan was equivalent to 90-day PHIBOR plus 3% per annum payable quarterly in arrears. The loan is secured by a Mortgage Trust Indenture Agreement, or MTIA, dated March 15, 2004, with Asia United Bank – Trust and Investments Group, on a parcel of land with a carrying value of Php279 million as at December 31, 2006. This loan was fully paid as at March 31, 2007.

Php149 Million Term Loan Facility

In January 2006, Vocativ, a wholly-owned call center subsidiary of ePLDT, partially prepaid Php89 million out of its outstanding five-year term loan facility of Php109 million with Asia United Bank for the payment of its additional capital expenditures and working capital requirements. Under the terms of the loan, principal payment is to be paid in 14 equal quarterly installments starting April 2006 with final repayment in July 2009. Interest on the loan is equivalent to 90-day PHIBOR plus 3% per annum payable quarterly in arrears. The loan is secured by a Mortgage Participation Certificate against the MTIA between ePLDT and Asia United Bank Corporation – Trust and Investments Group dated March 15, 2004 on a parcel of land, which excludes the buildings and improvements. The remaining balance of Php20 million was prepaid in April 2006.

Unsecured Term Loans

Php2,500 Million Term Loan Facility

On August 14, 2006, Smart signed a Philippine Peso term loan facility with Metropolitan Bank and Trust Company to finance the related Phase 9 GSM facility for an amount of Php2,500 million. The facility is a five-year loan payable in 18 equal consecutive quarterly installments commencing on the third quarter from the date of the first drawdown. Interest rate is floating at three-month MART plus 0.75% per annum margin. The facility was drawn on December 11, 2006 for the full amount of Php2,500 million at a floating interest rate of 6.02% (5.27% three-month MART1 plus 0.75% per annum margin). The first installment commenced on September 11, 2007 with final repayment on December 9, 2011. The outstanding balance of this loan as at December 31, 2007 amounted to Php2,222 million (Php2,214 million, net of unamortized debt discount of Php8 million).

Php400 Million and Php20 Million Refinancing Loans

On May 22, 2007, PLDT signed loan agreements with The Philippine American Life and General Insurance Company for Php400 million and The Philam Bond Fund, Inc. for Php20 million to refinance their respective participations in the Ten-Year Note under the Php1,270 million Peso Fixed Rate Corporate Notes which were repaid on June 12, 2007. Interest is payable quarterly. Both loans will mature on June 12, 2014.

Debt Covenants

Our debt instruments contain restrictive covenants, including covenants that require us to comply with specified financial ratios and other financial tests, calculated in conformity with PFRS, at relevant measurement dates, principally at the end of each quarterly period. We have complied with all of our maintenance financial ratios as required under our loan covenants and other debt instruments.

The principal factors that can negatively affect our ability to comply with these financial ratios and other financial tests are depreciation of the Philippine peso relative to the U.S. dollar, poor operating performance of PLDT and its consolidated subsidiaries, impairment or similar charges in respect of investments or other long-lived assets that may be recognized by PLDT and its consolidated subsidiaries and increases in our interest expenses. Interest expense may increase as a result of various factors including issuance of new debt, the refinancing of lower cost indebtedness by higher cost indebtedness, depreciation of the Philippine peso, the lowering of PLDT’s credit ratings or the credit ratings of the Philippines, increase in reference interest rates, and general market conditions. Since approximately 88% of PLDT’s total consolidated debts are denominated in foreign currencies, principally in U.S. dollars, many of these financial ratios and other tests are negatively affected by any weakening of the peso.

PLDT’s debt instruments contain a number of other negative covenants that, subject to certain exceptions and qualifications, restrict PLDT’s ability to take certain actions without lenders’ approval, including: (a) incurring additional indebtedness; (b) prepaying other debt; (c) extending loans; (d) extending guarantees or assuming the obligations of other persons; (e) disposing of all or substantially all of its assets or of assets in excess of specified thresholds of its tangible net worth; (f) creating any lien or security interest; (g) permitting set-off against amounts owed to PLDT; (h) merging or consolidating with any other company; (i) entering into transactions with stockholders and affiliates; and (i) entering into sale and leaseback transactions.

Further, certain of PLDT’s debt instruments contain provisions wherein PLDT may be required to repurchase or prepay certain indebtedness in case of change in control of PLDT.

PLDT’s debt instruments also contain customary and other default provisions that permit the lender to accelerate amounts due or terminate their commitments to extend additional funds under the debt instruments. These default provisions include: (a) cross-defaults and cross-accelerations that permit a lender to declare a default if PLDT is in default under another debt instrument; in some cases, the cross-default provision is triggered upon a payment or other default permitting the acceleration of PLDT’s debt, whether or not the defaulted debt is accelerated. In other cases, the cross-default provision requires the defaulted loan to be accelerated. In some debt instruments, the cross-default provision will be triggered only if the principal amount of the defaulted indebtedness exceeds a threshold amount specified in these debt instruments; (b) failure by PLDT to meet certain financial ratio covenants referred to above; (c) the occurrence of any material adverse change in circumstances that a lender reasonably believes materially impairs PLDT’s ability to perform its obligations under its debt instrument with the lender; (d) the revocation, termination or amendment of any of the permits or franchises of PLDT in any manner unacceptable to the lender; (e) the abandonment, termination or amendment of the project financed by a loan in a manner unacceptable to the lender; (f) the nationalization or sustained discontinuance of all or a substantial portion of PLDT’s business; and (g) other typical events of default, including the commencement of bankruptcy, insolvency, liquidation or winding up proceedings by PLDT.

Smart’s debt instruments contain certain restrictive covenants, including covenants that prohibit Smart from paying dividends, redeeming preferred shares, making contributions to PLDT or otherwise providing funds that require Smart to comply with specified financial ratios and other financial tests at semi-annual measurement dates. The loan facilities that contain restrictions in dividend payments and redemption of preferred stocks have been paid in April 2006. The financial tests under Smart’s loan agreements include compliance with a consolidated debt to consolidated equity ratio of not more than 1.5:1.0, a consolidated debt to consolidated EBITDA ratio of not more than 3:1 and a debt service coverage ratio of not less than 1.5:1.0. As at December 31, 2007, Smart has maintained compliance with all of its financial covenants. The agreements also contain customary and other default provisions that permit the lender to accelerate amounts due under the loans or terminate their commitments to extend additional funds under the loans. These default provisions include: (a) cross-defaults and cross-accelerations that permit a lender to declare a default if Smart is in default under another loan agreement. These cross-default provisions are triggered upon a payment or other default permitting the acceleration of Smart debt, whether or not the defaulted debt is accelerated; (b) failure by Smart to comply with certain financial ratio covenants; and (c) the occurrence of any material adverse change in circumstances that the lender reasonably believes materially impairs Smart’s ability to perform its obligations or impair guarantors’ ability to perform their obligations under its loan agreements.

The Credit and Omnibus Agreements of Mabuhay Satellite impose several negative covenants which, among other things, restrict material changes in Mabuhay Satellite’s nature of business and ownership structure, any lien upon or with respect to any of its assets or to any right to receive income, acquisition of capital stock, declaration and payment of dividends, merger, consolidation and sale with another entity and incurring or guaranteeing additional long-term debt beyond prescribed amounts.

ePLDT’s loan agreement imposes negative covenants which, among other things, restrict ePLDT in regard to payment of cash dividends or any other income or any capital distribution to PLDT, voluntary suspension of its entire business operations for a period of 60 consecutive days, dissolution of its legal existence, and creation of any encumbrances on the shares pledged. One of ePLDT’s loan agreements also requires ePLDT to comply with specified financial ratios and other financial tests at quarterly measurement dates. The agreement also contains customary and other default provisions that permit the lender to accelerate amounts due under the loan or terminate their commitments to extend additional funds under the loan. As at December 31, 2007, ePLDT was in compliance with all of its financial covenants.

Obligations Under Capital Lease

The future minimum payments for capitalized leases as at December 31, 2007 are as follows:

Year	(Unaudited) (in million pesos)
2008	925
2009	15
Total minimum lease payments (Note 24)	940
Less amount representing interest	444
Present value of net minimum lease payments	496
Less obligations under capital lease maturing within one year (Notes 8 and 26)	481
Long-term portion of obligations under capital lease (Notes 8 and 26)	15

Municipal Telephone Projects

In 1993, PLDT entered into two (2) lease agreements (the “Financial Lease Agreements, or FLAs”) with the Philippine Department of Transportation and Communications, or DOTC, covering telecommunications facilities in the provinces of Bohol and Batangas established under the Municipal Telephone Act. Under these FLAs, PLDT was granted the exclusive right to provide telecommunications management services, to expand telecommunications services, and to promote the use of the DOTC-contracted facilities in certain covered areas for a period of 15 years. Title to the telecommunications facilities/properties shall be transferred to PLDT upon expiration of the lease term. As at December 31, 2007, PLDT’s aggregate remaining obligation under this agreement was approximately Php400 million. In case of cancellation, PLDT is liable to pay Php100 million under each of the two contracts as liquidated damages.

On June 1, 2004, PLDT served the DOTC a notice of termination of the FLA in respect of the telecommunications system in Bohol which state of deterioration, obsolescence and disrepair has made it impossible for PLDT to continue managing, operating, and maintaining the system. Since 2002, PLDT has been advising the DOTC of the need to review the viability of the Bohol telecommunications system as PLDT had infused more than Php200 million for upgrades and maintenance to keep the system operable. Further, the enactment of Public Telecommunications Policy Act, or R.A. No. 7925, which negated the DOTC’s warranty to grant PLDT the exclusive right to provide telecommunication services in the areas stipulated, prevented PLDT from achieving its originally projected profitability, thereby rendering it impossible for PLDT to continue fulfilling its obligations under the FLA.

Although several discussions have been held since 2002, no mutually acceptable agreement has been reached between the parties. On June 30, 2004, DOTC advised PLDT that the request for termination of the FLA for Bohol telecommunications system has been referred to the Department of Justice, or DOJ, as government agencies such as the DOTC are required to refer all interpretation of contracts and agreements to the DOJ Secretary as attorney-general of the national government. On May 5, 2005, PLDT received a letter from the DOTC stating that PLDT is in default for failure to remit to DOTC the quarterly installments under the FLA.

Due to the failure of the parties to amicably settle their dispute, on September 28, 2005, PLDT demanded that the dispute be referred to arbitration and that the parties agree on the composition of the arbitration committee. In a letter dated October 17, 2005, the DOTC informed PLDT that pursuant to E.O. No. 269, Series of 2004, dated January 12, 2004, the existing communications programs and projects implemented by the DOTC were transferred to the Commission on Information and Communications Technology, or CICT, and that the DOTC had forwarded to CICT PLDT’s letter dated September 28, 2005. In a letter dated March 24, 2006, the CICT informed PLDT that the CICT poses no objection on PLDT’s stated intentions and preference to refer the unresolved and outstanding issues to the Philippine Dispute Resolution Center, Inc., or PDRCI, per the arbitration clause of the FLA. On June 27, 2006, PLDT filed a Request for Arbitration with the PDRCI and on November 15, 2006, DOTC filed its Answer to the said Request for Arbitration. After PDRCI took cognizance of the case, PLDT and DOTC filed their amended pleadings in accordance with the order of the PDRCI.

The Arbitration Committee (the Tribunal) conducted hearings on the case including the reception of evidence presented/submitted by both PLDT and DOTC. On 11 October 2007, the Tribunal issued a Final Award which held that the Agreement (Bohol FLA) was validly terminated effective 1 July 2004. Inspite of the valid pre-termination of the FLA, however, the Tribunal decreed that there remained particular payments due from PLDT to DOTC, particularly on the lease rentals that have accrued as of the date of termination of the Agreement, and the net present value of the facilities. Significantly, payment by PLDT of the net present value of the facilities and the transfer fee therefore shall result in the transfer of ownership of the facilities to PLDT. Hence, under the Final Award, the Tribunal awarded in favor of DOTC the total amount of Php293 million, which amount PLDT has fully paid on various dates between September 26, 2007, November 15, 2007 and January 8, 2008. The Tribunal’s Final Award was confirmed by the Regional Trial Court (Branch 121) of Mandaluyong City in an Order dated November 20, 2007.

As at December 31, 2007, the telecommunications system in Bohol, including PLDT’s additional capital expenditure relating to the telecommunications system has been fully depreciated, while the net book value of corresponding capital lease obligation amounted to Php277 million.

Piltel entered into an agreement for the financial lease of the Palawan Telecommunications System of the Municipal Telephone Public Office with the DOTC on September 3, 1994. The Municipal Telephone Public Office Contract is a 30-year contract for Piltel to lease facilities for public call office stations in the Palawan area, with revenues going to Piltel. In consideration, Piltel pays the DOTC an escalating annual lease fee. The total lease payment for thirty years is Php483 million. As at December 31, 2007, Piltel’s aggregate remaining obligation under this agreement was approximately Php43 million.

Other Long-term Capital Lease Obligations

The PLDT Group has various long-term lease contracts for a period of three years covering various office equipment. In particular, PLDT, Smart and ePLDT have capital lease obligations in the aggregate amount of Php505 million as at December 31, 2007 in respect of office equipment.

Under the terms of certain loan agreements and other debt instruments, PLDT may not create, incur, assume or permit or suffer to exist any mortgage, pledge, lien or other encumbrance or security interest over the whole or any part of its assets or revenues or suffer to exist any obligation as lessee for the rental or hire of real or personal property in connection with any sale and leaseback transaction.

Preferred Stock Subject to Mandatory Redemption

The movements of PLDT’s preferred stock subject to mandatory redemption for 2007 and 2006 are as follows:

	2007 (Unaudited)			2006 (Audited)
	Series V	Series VI	Total	Series V	Series VI	Series VII	Total
	(in million pesos)
Balance at beginning of year	61	1,308	1,369	272	6,321	5,381	11,974
Accretion	10	131	141	13	481	282	776
Revaluation	–	(182)	(182)	–	(241)	(120)	(361)
Conversion	(22)	(291)	(313)	(224)	(5,253)	(5,543)	(11,020)
Balance at end of year (Note 26)	49	966	1,015	61	1,308	–	1,369

As at December 31, 2007, PLDT had issued 3 million shares of Series V Convertible Preferred Stock, 5 million shares of Series VI Convertible Preferred Stock and 4 million shares of Series VII Convertible Preferred Stock in exchange for a total of 58 million shares of Series K Class I Convertible Preferred Stock of Piltel, pursuant to the debt restructuring plan of Piltel adopted in June 2001. As discussed below, as at December 31, 2006, all Series VII Convertible Preferred Stock had been converted. Shares of Series V and VI Convertible Preferred Stock are entitled to receive annual dividends of Php18.70 per share and US$0.397 per share, respectively. Each share of Series V and VI Convertible Preferred Stock is convertible at any time at the option of the holder into one PLDT common share. Shares of Series V and Series VI Convertible Preferred Stock which are outstanding on the seventh anniversary of the issue date thereof will be mandatorily converted into PLDT common shares on the date immediately following such anniversary date. Under a put option exercisable for 30 days, holders of common shares received on mandatory conversion of the Series V and VI Convertible Preferred Stock, will be able to require PLDT to purchase such PLDT common shares for Php1,700 per share and US$36.132 per share, respectively.

The Series V Convertible Preferred Stock was designated as a compound instrument consisting of liability and equity components. The fair value of the Convertible Preferred Stock was determined on the issue date, of which the fair value of the liability component as at date of issuance is recorded as “Preferred Stock Subject to Mandatory Redemption” and is included under the “Interest-bearing Financial Liabilities” account in the consolidated balance sheets. The residual amount was assigned as the equity component.

The cost of each foreign currency component of the Convertible Preferred Stock Series VI and VII, was designated as a debt instrument with embedded call options. The fair value of the Convertible Preferred Stock was determined on the issue date, of which the fair value of embedded call options was bifurcated and accounted for separately, see Note 2 – Summary of Significant Accounting Policies and Practices and Note 26 – Financial Assets and Liabilities. The residual amount was assigned as a liability component and recorded as “Preferred Stock Subject to Mandatory Redemption” and is included under the “Interest-bearing Financial Liabilities” account in the consolidated balance sheets.

The difference between the amount designated as liability components of the Series V, VI and VII Convertible Preferred Stock at issue date and the aggregate redemption value is accreted over the period up to the put option date using the effective interest rate method. Accretions added to “Preferred Stock Subject to Mandatory Redemption” and charged to interest for the years ended December 31, 2007, 2006 and 2005 amounted to Php141 million, Php776 million and Php1,485 million, respectively.

“Preferred Stock Subject to Mandatory Redemption” amounted to Php1,015 million and Php1,369 million as at December 31, 2007 and 2006, respectively, after revaluation of Series VI and VII Convertible Preferred Stock to the exchange rates at balance sheet dates and after giving effect to the above accretions, conversions and additional issuances. As at December 31, 2007 and 2006, 11,147,451 shares and 10,937,309 shares, respectively, of the Convertible Preferred Stock have been voluntarily converted into PLDT common shares. On August 18, 2006, all 3,842,000 shares of Series VII Convertible Preferred Stock have been voluntarily converted into PLDT common shares. The outstanding shares of Series V and VI Convertible Preferred Stock as at December 31, 2007 were 30,790 shares and 680,303 shares, respectively. On March 4, 2008, PLDT will issue a notice on the mandatory conversion on June 5, 2008 (the Mandatory Conversion date) of Series V and VI originally issued on June 4, 2001 and outstanding as of June 4, 2008. The aggregate redemption value of the outstanding Series V and VI Convertible Preferred Stock amounted to Php1,070 million and Php1,629 million as at December 31, 2007 and 2006, respectively.

The corresponding dividends on these shares charged as interest expense amounted to Php17 million, Php130 million and Php251 million for the years ended December 31, 2007, 2006 and 2005, respectively.

Notes Payable

In 2006, SPi obtained unsecured dollar-denominated short-term notes payable from various local commercial banks amounting to US$4.09 million. In 2007, additional short-term unsecured dollar-denominated notes payable were obtained from various banks totaling US$4.8 million. Interest on the notes range from 6.9% to 7.5% of the outstanding balance per annum and the notes are payable within 90 to 360 days from the availment date. The outstanding balance of US$10 million, or Php406 million, as at December 31, 2007 will mature in various dates from October 17, 2007 to August 8, 2008.

In 2006, Cymed obtained two-year interest bearing notes payable amounting to US$3.4 million from its previous shareholders. Interest on the notes payable is 6.2% per annum. The outstanding balance of US$2 million, or Php67 million, as at December 31, 2007 will mature in August 2008.

On June 1, 2007, SPi America LLC obtained short-term interest-bearing notes payable amounting to US$0.5 million, or Php22 million, in payment for software license. The loan is payable within one year in four equal quarterly payments of principal and interest commencing on September 1, 2007. Interest on the loan is 5% per annum. The outstanding balance of US$.02 million, or Php10 million, as at December 31, 2007 will mature in various dates from December 1, 2007 to June 1, 2008.

19. Deferred Credits and Other Noncurrent Liabilities

This account consists of:

	2007	2006
	(Unaudited)	(As restated – Note 2)
	(in million pesos)
Accrual of capital expenditures under long-term financing	7,554	5,646
Liabilities on asset retirement obligations (Notes 3 and 8)	952	831
Future earn-out payments – net (Notes 2 and 11)	782	–
Unearned revenues	290	507
Prepayments received under a receivables purchase facility (Note 14)	–	205
Others	54	836
	9,632	8,025

Accrual of capital expenditures under long-term financing represent expenditures related to the expansion and upgrade of our network facilities which are not expected to be settled within one year.

20. Accounts Payable

This account consists of:

	2007 (Unaudited)	2006 Audited
	(in million pesos)
Suppliers and contractors (Note 26)	8,672	5,393
Carriers (Note 26)	1,843	1,628
Taxes (Notes 6 and 25)	1,648	1,286
Related parties (Note 22)	29	133
Others	61	194
	12,253	8,634

21. Accrued Expenses and Other Current Liabilities

This account consists of:

	2007	2006
	(Unaudited)	(As restated – Note 2)
	(in million pesos)
Accrued utilities and related expenses (Note 22)	10,823	4,804
Unearned revenues (Note 2)	3,769	6,785
Accrued employee benefits (Note 23)	2,829	7,474
Accrued interests and other related costs (Notes 18 and 22)	1,234	1,768
Accrued taxes and related expenses (Notes 24 and 25)	977	756
Current portion of future earn-out payments (Notes 2 and 11)	266	–
Payable in installment purchase of equity investment (Note 11)	123	–
Others	1,653	1,026
	21,674	22,613

22. Related Party Transactions

a. Air Time Purchase Agreement between PLDT and AIL and Related Agreements

Under Founder NSP Air Time Purchase Agreement, or ATPA, entered into with AIL in March 1997, which was amended in December 1998 (as amended, the “Original ATPA”), PLDT was granted the exclusive right to sell AIL services as national service provider, or NSP, in the Philippines. In exchange, the Original ATPA required PLDT to purchase from AIL a minimum of US$5 million worth of air time (the “Minimum Air Time Purchase Obligation”) annually over ten years commencing on January 1, 2002 (the “Minimum Purchase Period”), the purported date of commercial operations of the Garuda I Satellite. In the event that AIL’s aggregate billed revenue was less than US$45 million in any given year, the Original ATPA also required PLDT to make supplemental air time purchase payments not to exceed US$15 million per year during the Minimum Purchase Period (the “Supplemental Air Time Purchase Obligation”).

Under the Original ATPA, the Minimum Air Time Purchase Obligation and the Supplemental Air Time Purchase Obligation terminated upon the earlier of (i) the expiration of the Minimum Purchase Period and
(ii) the date on which all indebtedness incurred by AIL to finance the AIL System has been repaid. AIL indebtedness consists of: (1) loans with several financial institutions (the “Banks”) under the Credit Agreement dated March 12, 1997, as amended from time to time, including the amendment through the rescheduling agreement, dated September 30, 2002, which extended the principal repayment dates to agreed periods with final maturity date on January 31, 2012 (collectively, the “Amended Credit Agreement”); and (2) amounts owing to MMOC under the Spacecraft Contract dated August 28, 1995, as amended on December 30, 1998.

AIL has incurred recurring significant operating losses, negative operating cash flows, and significant levels of debt. The financial condition of AIL was partly due to the NSPs inability to generate the amount of revenues originally expected as the growth in subscriber numbers has been significantly lower than budgeted.

On September 1, 2006, AIL, PT Asia Cellular Satellite, a 95%-owned subsidiary of AIL, and Inmarsat Global Limited, or Inmarsat, reached an agreement to pool their resources to develop powerful and novel product and service offerings in the Asian region, founded on their respective mobile satellite communications networks, with (a) Inmarsat performing the role of satellite and network operator and wholesale product and services developer and (b) AIL performing the role of wholesale and retail distributor of products and services.

Inmarsat operates a constellation of geostationary satellites that extend mobile phone, fax and data communications to nearly every part of the world through the services it offers to end users through its established chain of distribution partners and satellite communications service providers.

On September 1, 2006, PLDT entered into a gateway services agreement with Inmarsat, under which PLDT committed to provide gateway infrastructure in Subic Bay up to a maximum amount of US$5 million. In exchange, PLDT will earn US$0.015 per minute for interconnection services to be provided to Inmarsat distribution partners for traffic going through the gateway facility in Subic Bay.

On September 1, 2006, AIL and PT Asia Cellular Satellite entered into a term sheet, as amended on October 20, 2006 and further amended on November 20, 2006 (the “Banks Terms Sheet”), with a majority of the banks, as the basis for negotiations between the parties thereto with a view to enter into an agreement to further amend the Amended Credit Agreement with AIL’s bank creditors. Under the Banks Terms Sheet, a majority of the banks agreed, subject to satisfaction of certain conditions, among other things, to amend the Original ATPA as set forth in an attachment to the Banks Terms Sheet and to restructure AIL’s indebtedness. Pursuant to the business collaboration arrangements between AIL and Inmarsat, on September 1, 2006, Inmarsat made the first payment of US$4 million to AIL which was used to pay principal and interest payable to the banks in accordance with the Banks Terms Sheet.

On February 1, 2007, the parties to the Original ATPA entered into an amendment to the Original ATPA on substantially the terms attached to the Banks Terms Sheet (the “Amended ATPA”). Under the Amended ATPA, the Minimum Air Time Purchase Obligation was amended and replaced in its entirety with an obligation of PLDT (the “Amended Minimum Air Time Purchase Obligation”) to purchase from AIL a minimum of US$500,000 worth of air time annually over a period ending upon the earlier of (i) the expiration of the Minimum Purchase Period and (ii) the date on which all indebtedness incurred by AIL to finance the AIL System is repaid. Furthermore, the Amended ATPA unconditionally released PLDT from any obligations arising out of or in connection with the Original ATPA prior to the date of the Amended ATPA, except for obligations to pay for billable units used prior to such date. Moreover, pursuant to a letter of confirmation, dated February 1, 2007, the banks released and discharged PLDT and ACeS Philippines and their respective subsidiaries from any and all obligations and liabilities under the Original ATPA and related agreements.

Moreover, in accordance with the above contractual arrangements, ACeS Philippines acquired (i) from LMGT Holdings (ACeS), Inc., or LMGT, 50% of its equity interest in AIL for a consideration of US$0.75 million pursuant to a sale and purchase agreement entered into on February 1, 2007 and (ii) from Tera Global Investment Ltd., or TGIL, for a nominal consideration, 50% of TGIL’s interest in a promissory note issued by AIL, which 50% interest represents an aggregate amount of US$44 million, or the Transferred AIL Note, together with related security interests pursuant to a sale agreement entered into on February 1, 2007. Immediately thereafter, a portion of the Transferred AIL Note was converted into shares of AIL and the balance was converted into non-interest bearing convertible bonds of AIL. As a result of these transactions, ACeS Philippines equity holdings in AIL increased from 20% in 2006 to 36.99% as at the date of this report.

Total fees under this agreement amounted to Php160 million, Php199 million and Php243 million for the years ended December 31, 2007, 2006 and 2005, respectively. As at December 31, 2007 and 2006, outstanding obligations of PLDT under this agreement amounted to Php93 million and Php24 million, respectively.

b. Transactions with Major Stockholders, Directors and Officers

Material transactions to which PLDT or any of its subsidiaries is a party, in which a director, key officer or owner of more than 10% of the outstanding common stock of PLDT, or any member of the immediate family of a director, key officer or owner of more than 10% of the outstanding common stock of PLDT had a direct or indirect material interest, as at December 31, 2007 and 2006 and for the three years ended December 31, 2007, 2006 and 2005 are as follows:

1. Cooperation Agreement with First Pacific and certain affiliates, or the FP Parties, NTT Communications and DoCoMo

In connection with the transfer by NTT Communications of approximately 12.6 million shares of PLDT’s common stock to DoCoMo pursuant to a Stock Sale and Purchase Agreement dated January 31, 2006 between NTT Communications and DoCoMo, the FP Parties, NTT Communications and DoCoMo entered into a Cooperation Agreement, dated January 31, 2006. Under the Cooperation Agreement, the relevant parties extended certain rights of NTT Communications under the Stock Purchase and Strategic Investment Agreement dated September 28, 1999, as amended, and the Shareholders Agreement dated March 24, 2000, to DoCoMo, including:

•         certain contractual veto rights over a number of major decisions or transactions; and

•         rights relating to the representation on the board of directors of PLDT and Smart, respectively, and any committees thereof.

Moreover, key provisions of the Cooperation Agreement pertain to, among other things:

•         Restriction on Ownership of Shares of PLDT by NTT Communications and DoCoMo. Each of NTT Communications and DoCoMo has agreed not to beneficially own, directly or indirectly, in the aggregate with their respective subsidiaries and affiliates, more than 21% of then issued and outstanding shares of PLDT’s common stock. If such event does occur, the FP Parties, as long as they own in the aggregate not less than 21% of then issued and outstanding shares of PLDT’s common stock, have the right to terminate their respective rights and obligations under the Cooperation Agreement, the Shareholders Agreement and the Stock Purchase and Strategic Investment Agreement.

•         Limitation on Competition. NTT Communications, DoCoMo and their respective subsidiaries are prohibited from investing in excess of certain thresholds in businesses competing with PLDT in respect of customers principally located in the Philippines and from using their assets in the Philippines in such businesses. Moreover, if PLDT, Smart or any of Smart’s subsidiaries intends to enter into any contractual arrangement relating to certain competing businesses, PLDT is required to provide, or to use reasonable efforts to procure that Smart or any of Smart’s subsidiaries provide, NTT Communications and DoCoMo with the same opportunity to enter into such agreement with PLDT or Smart or Smart’s subsidiaries, as the case may be.

•         Business Cooperation. PLDT and DoCoMo agreed in principle to collaborate with each other on the business development, roll-out and use of a wireless-code division multiple access mobile communication network. In addition, PLDT agreed, to the extent of the power conferred by its direct or indirect shareholding in Smart, to procure that Smart will (i) become a member of a strategic alliance group for international roaming and corporate sales and services and (ii) enter into a business relationship concerning preferred roaming and inter-operator tariff discounts with DoCoMo.

•         Additional Rights of DoCoMo. Upon NTT Communications, DoCoMo and their subsidiaries owning in the aggregate 20% or more of the shares of PLDT’s common stock and for as long as NTT Communications, DoCoMo and their subsidiaries continue to own in the aggregate 17.5% of the shares of PLDT’s common stock then outstanding, DoCoMo will be entitled to certain additional rights under the Cooperation Agreement.

•         Change in Control. Each of NTT Communications, DoCoMo and the FP Parties agreed that to the extent permissible under applicable laws and regulations of the Philippines and other jurisdictions, subject to certain conditions, to cast its vote as a shareholder in support of any resolution proposed by the Board of Directors of PLDT for the purpose of safeguarding PLDT from any Hostile Transferee. A “Hostile Transferee” is defined under the Cooperation Agreement to mean any person (other than NTT Communications, DoCoMo, First Pacific or any of their respective affiliates) determined to be so by the PLDT Board of Directors and includes, without limitation, a person who announces an intention to acquire, seeking to acquire or acquires 30% or more of PLDT common shares then issued and outstanding from time-to-time or having (by itself or together with itself) acquired 30% or more of the PLDT common shares announces an intention to acquire, seeking to acquire or acquires a further 2% of such PLDT common shares: (a) at a price per share which is less than the fair market value as determined by the board of directors of PLDT as advised by a professional financial advisor; (b) which is subject to conditions which are subjective or which could not reasonably be satisfied; (c) without making an offer for all PLDT common shares not held by it and/or its affiliates and/or persons who, pursuant to an agreement or understanding (whether formal or informal), actively cooperate to obtain or consolidate control over PLDT; (d) whose offer for the PLDT common shares is unlikely to succeed or (e) whose intention is otherwise not bona fide; provided that, no person will be deemed a Hostile Transferee unless prior to making such determination, the board of directors of PLDT has used reasonable efforts to discuss with NTT Communications and DoCoMo in good faith whether such person should be considered a Hostile Transferee.

•         Termination. If NTT Communications, DoCoMo or their respective subsidiaries cease to own, in the aggregate, full legal and beneficial title to at least 10% of the shares of PLDT’s common stock then issued and outstanding, their respective rights and obligations under the Cooperation Agreement and the Shareholders Agreement will terminate and the Strategic Arrangements (as defined in the Stock Purchase and Strategic Investment Agreement) will terminate. If the FP Parties and their respective subsidiaries cease to have, directly or indirectly, effective voting power in respect of shares of PLDT’s common stock representing at least 18.5% of the shares of PLDT’s common stock then issued and outstanding, their respective rights and obligations under the Cooperation Agreement, the Stock Purchase and Strategic Investment Agreement, and the Shareholders Agreement will terminate.

2. Integrated i-mode Services Package Agreement between DoCoMo and Smart

An Integrated i-mode Services Package Agreement was entered into by Smart and DoCoMo on February 15, 2006, under which DoCoMo agreed to grant Smart, on an exclusive basis within the territory of the Philippines for a period of five years, an integrated i-mode services package including a non-transferable license to use the licensed materials and the i-mode brand, as well as implementation support and assistance and post-commercial launch support from DoCoMo. Pursuant to this agreement, Smart is required to pay an initial license fee and running royalty fees based on the revenue arising from i-mode subscription fees and data traffic. Smart has no outstanding obligation under this agreement as at December 31, 2007. Outstanding obligation under this agreement amounted to Php53 million as at December 31, 2006. Total royalty fees charged to operations under this agreement amounted to Php88 million and Php53 million as at December 31, 2007 and 2006, respectively.

3. Advisory Services Agreement between DoCoMo and PLDT

An Advisory Services Agreement was entered into by DoCoMo and PLDT on June 5, 2006, in accordance with the Cooperation Agreement dated January 31, 2006. Pursuant to the Advisory Services Agreement, DoCoMo will provide the services of certain key personnel in connection with certain aspects of the business of PLDT and Smart. Also, said agreement governs the terms and conditions of the appointments of such key personnel and the corresponding fees related thereto. Total fees under this agreement amounted to Php73 million and Php44 million for the years ended December 31, 2007 and 2006, respectively. Outstanding liability under this agreement amounted to Php12 million and Php32 million as at December 31, 2007 and 2006, respectively.

4. Other Agreements with NTT Communications and/or its Affiliates

PLDT is a party to the following agreements with NTT Communications and/or its affiliates:

•         Advisory Services Agreement. On March 24, 2000, PLDT entered into an agreement with NTT Communications, as amended on March 31, 2003, March 31, 2005 and June 16, 2006, under which NTT Communications provides PLDT with technical, marketing and other consulting services for various business areas of PLDT starting April 1, 2000;

•         Arcstar Licensing Agreement and Arcstar Service Provider Agreement. On March 24, 2000, PLDT entered into an agreement with NTT Worldwide Telecommunications Corporation under which PLDT markets managed data and other services under NTT Communications’ “Arcstar” brand to its corporate customers in the Philippines. PLDT also entered into a Trade Name and Trademark Agreement with NTT Communications under which PLDT has been given the right to use the tradename “Arcstar” and its related trademark, logo and symbols, solely for the purpose of PLDT’s marketing, promotional and sales activities for the Arcstar services within the Philippines; and

•         Conventional International Telecommunications Services Agreement. On March 24, 2000, PLDT entered into an agreement with NTT Communications under which PLDT and NTT Communications agreed to cooperative arrangements for conventional international telecommunications services to enhance their respective international businesses.

Total fees under these agreements amounted to Php104 million, Php184 million and Php256 million for the years ended December 31, 2007, 2006 and 2005, respectively. As at December 31, 2007 and 2006, outstanding obligations of PLDT under these agreements amounted to Php16 million and Php18 million, respectively.

5. Agreement between Smart and Asia Link B.V., or ALBV. Smart has an existing Technical Assistance Agreement with ALBV, a subsidiary of the First Pacific Group. ALBV provides technical support services and assistance in the operations and maintenance of Smart’s cellular business. The agreement, which is effective until February 23, 2008 and is subject to renewal upon mutual agreement of the parties, provides for payment of technical service fees equivalent to 1% of the consolidated net revenues of Smart. Total service fees charged to operations under this agreement amounted to Php656 million, Php591 million and Php567 million for the years ended December 31, 2007, 2006 and 2005, respectively. As at December 31, 2007, Smart had advanced the payment of service fees to ALBV amounting to Php87 million. Smart’s outstanding liability to ALBV amounted to Php128 million as at December 31, 2006.

On January 1, 1999, Smart entered into a Services Agreement with ALBV for a period of 25 years. Under the Agreement, ALBV will provide advice and assistance to Smart in sourcing capital equipment and negotiating with international suppliers, arranging international financing and other services. Service agreement fees were prepaid for the whole 25-year period. Over the years, Smart established a strong financial position and achieved operational stability such that ALBV’s scope of services under the Agreement was rendered dispensable, especially in the areas of arranging international financing, sourcing of capital equipment, and negotiating international telecommunications services agreements. Recent developments in the organization of the PLDT group further provided Smart with access to PLDT’s extensive, larger roster of and long-standing direct relationships with foreign administration partners and suppliers/contractors. These developments warranted a review of the estimated useful life of the prepaid management fees to ALBV and management concluded that the benefits attached to the Agreement should effectively end by December 31, 2007. Consequently, the unamortized prepaid management fees in 2006 was charged to profit and loss in 2007. Total service fee charged to operations amounted to Php817 million for the year ended December 31, 2007 and Php51 million for the years ended December 31, 2006 and 2005.

6. Agreements Relating to Insurance Companies. Gotuaco del Rosario and Associates, or Gotuaco, acts as the broker for certain insurance companies to cover certain insurable properties of the PLDT Group. Insurance premiums are remitted to Gotuaco and the broker’s fees are settled between Gotuaco and the insurance companies. In addition, PLDT has an insurance policy with Malayan Insurance Co., Inc., or Malayan, wherein premiums are directly paid to Malayan. Total insurance expenses under these agreements amounted to Php104 million, Php360 and Php468 million for the years ended December 31, 2007, 2006 and 2005, respectively. Two directors of PLDT have direct/indirect interests in or serve as a director/officer of Gotuaco and Malayan.

Compensation of Key Management Personnel of the PLDT Group

PLDT Group’s compensation of key management personnel by benefit type follows:

	2007	2006	2005
	(in million pesos)
Short-term employee benefits	781	698	591
Share-based payments (Note 22)	299	978	372
Post-employment benefits	58	30	29
	1,138	1,706	992

Each of the directors, including the members of the advisory board of PLDT, is entitled to a director’s fee in the amount of Php125,000 for each meeting of the board attended. Each of the members or advisors of the audit, executive compensation, governance and nomination and finance committees is entitled to a fee in the amount of Php50,000 for each committee meeting attended.

There are no agreements between PLDT Group and any of its key management personnel providing for benefits upon termination of employment, except for such benefits to which they may be entitled under PLDT Group’s retirement and incentive plans.

23. Employee Benefits

Executive Stock Option Plan, or ESOP

On April 27, 1999 and December 10, 1999, the Board of Directors and stockholders, respectively, approved the establishment of an ESOP and the amendment of the Seventh Article of the Articles of Incorporation of PLDT denying the pre-emptive right of holders of common stock to subscribe for any issue of up to 1,289,745 common stock pursuant to the ESOP. The ESOP covers management executives, which include officers with rank of Vice President up to the President, executives with the rank of Manager up to Assistant Vice President, and advisors/consultants engaged by PLDT. The ESOP seeks to motivate option holders to achieve PLDT’s goals, reward option holders for the creation of shareholder value, align the option holders’ interests with those of the stockholders of PLDT, and retain the option holders to serve the long-term interests of PLDT. The ESOP is administered by the Executive Compensation Committee of the Board of Directors. About 1.3 million shares of common stock of PLDT had been reserved as underlying option shares under the ESOP in 1999.

Movements in the number of stock options outstanding under the ESOP are as follows:

	2007 (Unaudited)	2006 (Audited)
Balance at beginning of year	119,034	197,500
Exercised shares*	(92,276)	(78,466)
Balance at end of year	26,758	119,034

* Based on date of payment of exercised shares.

As at December 31, 2007, a total of 843,092 shares were acquired by certain officers and executives who exercised their options, at an exercise price of Php814 per share.

The fair value of the ESOP was estimated at the date of grant using an option pricing model, which considered annual stock volatility, risk-free interest rate, expected life of the option, exercise price of Php814 per share, and a weighted average price of Php870 and Php315 per share for the 1999 and 2002 grants, respectively, as at valuation date. Total fair value of shares granted amounted to Php359 million as at December 31, 2007. No fair value of options were recognized as an expense for the years ended December 31, 2007, 2006 and 2005.

LTIP

On August 3, 2004, PLDT’s Board of Directors approved the establishment of a Long-term Incentive Plan, or Original LTIP, for eligible key executive officers and advisors of PLDT and its subsidiaries, which is administered by the Executive Compensation Committee. The Original LTIP was a four-year cash-settled share based plan covering the period from January 1, 2004 to December 31, 2007, or the Performance Cycle. The payment was intended to be made at the end of the Performance Cycle (without interim payments) and contingent upon the achievement of an approved target increase in PLDT’s common share price by the end of the Performance Cycle and a cumulative consolidated net income target for the Performance Cycle.

On August 28, 2006, PLDT’s Board of Directors approved, in principle, the broad outline of the PLDT Group’s strategic plans for 2007 to 2009 focusing on the development of new revenue streams to drive future growth while protecting the existing core communications business. To ensure the proper execution of the three-year plan, particularly with respect to the manpower resources being committed to such plans, a new LTIP, or New LTIP, upon endorsement of the Executive Compensation Committee, was approved by the Board of Directors to cover the period from January 1, 2007 to December 31, 2009, or New Performance Cycle. As a result of the establishment of the New LTIP, the Board also approved the early vesting of the Original LTIP by the end of 2006 for those of its participants who were invited and chose to join the New LTIP. Participants in the Original LTIP who were not invited to join the New LTIP, or who were invited but chose not to join, remained subject to the Original LTIP and its original vesting schedule.

Total number of shares appreciation rights outstanding under the Original LTIP as at December 31, 2007 was 34,112 which is expected to be paid in May 2008. Total number of SARs awarded under the New LTIP as at December 31, 2007 was 4,319,585, which will be paid in 2010.

The fair value of the Original LTIP was estimated using an option pricing model, which considered annual stock volatility, risk-free interest rates, dividends yield, the remaining life of options and the share price capped at Php2,300 as at December 31, 2006 for the Original LTIP and share price of Php3,175 as at December 31, 2007 for the New LTIP. Incentive cost per share as at December 31, 2007 for the existing Original LTIP and for the New LTIP amounted to Php1,350 and Php1,039, respectively, while incentive cost per share as at December 31, 2006 for the existing Original LTIP amounted to Php1,350. The fair value of the LTIP recognized as an expense for the years ended December 31, 2007, 2006 and 2005 amounted to Php1,448 million, Php3,150 million and Php1,214 million, respectively. As at December 31, 2007 and 2006, total LTIP liability amounted to Php1,591 million and Php5,030 million, respectively, see Note 3 – Management’s Use of Judgments, Estimates and Assumptions.

Pension

Defined Benefit Pension Plans

We have defined benefit pension plans, covering substantially our permanent and regular employees, excluding those of Smart and its subsidiary, I-Contacts, which require contributions to be made to separate administrative funds.

Our actuarial valuation is done on an annual basis. Based on the latest actuarial valuation, the actual present value of accrued liabilities, net of pension cost and average assumptions used in developing the valuation are as follows:

	2007 (Unaudited)	2006 (Audited)	2005 (Audited)
	(in million pesos)
Change in benefit obligation:
Benefit obligation at beginning of year	13,314	7,652	6,924
Current service cost	777	479	689
Interest cost	996	895	453
Benefits paid	(566)	(594)	(495)
Curtailment	427	–	–
Actuarial loss on obligation	(4,798)	4,826	81
Liabilities of newly acquired subsidiaries	–	56	–
Benefit obligation at end of year	10,150	13,314	7,652

Change in plan assets:
Fair value of plan assets at beginning of year	5,768	5,154	4,449
Actual return on plan assets	1,791	884	567
Actual contribution	1,515	320	633
Actual benefits paid	(566)	(590)	(495)
Fair value of plan assets at end of year	8,508	5,768	5,154
Funded status	1,643	7,546	2,498
Unrealized net transition obligation	–	(1)	(61)
Unrecognized net actuarial loss	1,342	(4,657)	(162)
Accrued benefit cost	2,985	2,888	2,275

Components of net periodic benefit cost:
Current service cost	777	479	689
Interest cost	996	895	453
Expected return on plan assets	(644)	(541)	(475)
Net actuarial loss recognized for the year	89	–	–
Curtailment loss	416	–	–
Amortizations of unrecognized net transition obligation	1	58	59
Net periodic benefit cost	1,635	891	726

The weighted average assumptions used to determine pension benefits as at December 31, 2007, 2006 and 2005 are as follows:

	2007 (Unadited)	2006 (Audited)	2005 (Audited)
Discount rate	8%	8%	12%
Rate of increase in compensation	7%	9%	9%
Expected rate of return on plan assets	10%	10%	10%

As at December 31, 2007 and 2006, the assets of the beneficial trust fund established for PLDT’s pension plan include investments in shares of stocks of PLDT and Piltel with total fair values aggregating Php2,651 million and Php2,185 million, respectively, which represent about 31% and 35%, respectively, of such beneficial trust fund’s net assets available for plan benefits.

The Board of Trustees of the beneficial trust fund uses an investment approach of mixed equity and fixed income investments to maximize the long-term expected return of plan assets. The investment portfolio has been structured to achieve the objective of regular income with capital growth and out-performance of benchmarks. A majority of the investment portfolio consists of fixed income debt securities and various equity securities, while the remaining portion consists of multi-currency investments.

The allocation of the fair value of the beneficial trust fund’s assets for the PLDT pension plan as at December 31, 2007, 2006 and 2005 follows:

	2007 (Unaudited)	2006 (Audited)	2005 (Audited)
Investments in equity securities	60%	52%	44%
Investments in debt and fixed income securities	21%	23%	28%
Investments in real estate	8%	10%	13%
Investments in mutual funds	6%	8%	7%
Investments in temporary placements	5%	7%	8%
	100%	100%	100%

Based on the latest actuarial valuation report, the recommended cash contributions of PLDT to its pension plan in 2008 amounted to approximately Php311 million.

Defined Contribution Plan

Contributions to the plan are made based on the employee’s years of tenure and range from 5% to 10% of the employee’s monthly salary. Additionally, an employee has an option to make a personal contribution to the fund, at an amount not exceeding 10% of his monthly salary. The employer then provides an additional contribution to the fund ranging from 10% to 50% of the employee’s contribution based on the latter’s years of tenure.

The Plan’s investment portfolio seeks to achieve regular income and long-term capital growth and consistent performance over its own portfolio benchmark. In order to attain this objective, the trustee’s mandate is to invest in a diversified portfolio of bonds and equities, both domestic and international. The portfolio mix is kept at 60% to 90% for fixed income securities while 10% to 40% is allotted to equity securities.

The allocation of the fair value of plan assets for Smart as at December 31, 2007, 2006 and 2005 follows:

	2007 (Unadited)	2006 (Audited)	2005 (Audited)
Investments in debt and fixed income securities	57%	68%	76%
Investments in equity securities	35%	29%	23%
Others	8%	3%	1%
	100%	100%	100%

Total Smart cash contribution to its pension plan for the year ended December 31, 2007, 2006 and 2005 amounted to Php143 million, Php114 million and Php44 million, respectively, of which Php5 million, Php3 million and Php3 million are contributions to defined contribution plans for key management personnel, respectively.

Smart currently expects to make approximately Php70 million of cash contributions to its pension plan in 2008.

Pension Benefit Cost

Total pension benefit cost follows:

	2007 (Unadited)	2006 (Audited)	2005 (Audited)
	(in million pesos)
Expense recognized for defined benefit plans	1,635	891	726
Expense recognized for defined contribution plans	138	112	50
Total (Notes 3 and 5)	1,773	1,003	776

24. Contractual Obligations and Commercial Commitments

Contractual Obligations

The following table discloses our consolidated contractual undiscounted obligations outstanding as at December 31, 2007 and 2006:

	Payments Due by Period
	Total	Up to 1 year	2-3 years	4-5 Years	After 5 years
	(in million pesos)
December 31, 2007
Long-term debt(1) (Notes 18 and 26):	86,334	11,442	22,661	21,218	31,013
Principal	64,619	6,873	15,882	16,267	25,597
Interest	21,715	4,569	6,779	4,951	5,416
Long-term lease obligations:	5,714	2,623	1,345	865	881
Operating lease (Notes 21 and 22)	4,775	1,699	1,330	865	881
Capital lease (Note 18)	939	924	15	–	–
Unconditional purchase obligations(2)	775	113	41	248	373
Other obligations:	51,587	29,817	10,890	4,459	6,421
Mandatory conversion and purchase of shares (Notes 18 and 26)	1,070	1,070	–	–	–
Derivative financial liabilities(3) (Notes 2 and 26):	11,638	949	1,997	4,240	4,452
Long-term currency swaps	11,170	718	1,809	4,191	4,452
Long-term foreign currency options	318	195	123	–	–
Interest rate swap	143	29	65	49	–
Forward foreign exchange contracts	7	7	–	–	–
Various trade and other obligations (Notes 8, 19, 22, 23 and 26):	38,878	27,797	8,893	219	1,969
Suppliers and contractors	16,371	8,816	7,555	–	–
Utilities and related expenses	10,635	10,584	47	4	–
Carriers	2,114	2,114	–	–	–
Employee benefits	2,795	2,795	–	–	–
Customers’ deposits	2,201	173	176	50	1,802
Dividends	1,071	1,071	–	–	–
Others	3,692	2,245	1,115	165	167
Total contractual obligations	144,414	43,995	34,941	26,790	38,687

December 31, 2006
Long-term debt(1) (Notes 18 and 26):	117,375	22,343	32,550	13,068	49,414
Principal	85,906	16,323	22,749	6,120	40,714
Interest	31,469	6,020	9,801	6,948	8,700
Long-term lease obligations:	6,633	3,397	1,423	907	906
Operating lease (Notes 21 and 22)	5,063	1,923	1,328	906	906
Capital lease (Note 18)	1,570	1,474	95	1	–
Unconditional purchase obligations(2)	834	25	49	172	588
Other obligations:	42,681	22,455	11,532	2,610	6,084
Mandatory conversion and purchase of shares (Notes 18 and 26)	1,629	–	1,629	–	–
Derivative financial liabilities(3) (Notes 2 and 26):	10,718	1,548	2,833	2,284	4,053
Long-term currency swaps	9,296	981	2,153	2,144	4,018
Long-term foreign currency options	943	404	539	–	–
Forward foreign exchange contracts	102	102	–	–	–
Interest rate swaps	377	61	141	140	35
Various trade and other obligations (Notes 8, 19, 22, 23 and 26):	30,328	20,907	7,070	326	2,031
Suppliers and contractors	11,445	5,809	5,646	–	–
Utilities and related expenses	7,611	7,481	118	12	–
Employee benefits	2,428	2,428	–	–	–
Carriers	2,330	2,330	–	–	–
Customers’ deposit	2,204	147	267	79	1,714
Dividends	773	773	–	–	–
Others	3,527	1,939	1,039	235	314
Total contractual obligations	167,523	48,220	45,554	16,757	56,992

(1) Before deducting unamortized debt discount and debt issuance costs.

(2) Based on the Amended ATPA with AIL.

(3) Gross liabilities before any offsetting application.

Long-term Debt

For a detailed discussion of our long-term debt, see Note 18 – Interest-bearing Financial Liabilities.

Long-term Operating Lease Obligations

Digital Passage Service Contracts. PLDT has existing Digital Passage Service Contracts with foreign telecommunication administrations for several dedicated circuits to various destinations for 10 to 25 years expiring at various dates. As at December 31, 2007 and 2006, PLDT’s aggregate remaining obligation under these contracts amounted to approximately Php3 million and Php6 million, respectively.

License Agreement with Mobius Management Systems (Australia) Pty Ltd., or Mobius. PLDT entered into a license agreement with Mobius pursuant to which Mobius has granted PLDT a non-exclusive, non-assignable and non-transferable license for the use of computer software components. Under this agreement, Mobius is also required to provide maintenance services for a period of one year at no additional maintenance charge. PLDT may purchase maintenance services upon expiration of the first year for a fee of 15% of the current published license fee. As at December 31, 2007 and 2006, PLDT’s aggregate remaining obligation under this agreement was approximately Php15 million and Php10 million, respectively.

Other Long-term Operating Lease Obligations. The PLDT Group has various long-term lease contracts for periods ranging from two to ten years covering certain offices, warehouses, cell sites telecommunication equipment locations and various office equipment amounting to Php4,757 million and Php5,047 million as at December 31, 2007 and 2006, rspectively. In particular, Smart has lease obligations amounting to Php3,338 million and Php3,053 million as at December 31, 2007 and 2006, respectively, in respect of office and cell site rentals with over 3,000 lessors nationwide, PLDT has lease obligations amounting to Php74 million and Php100 million as at December 31, 2007 and 2006, respectively, in respect of office and lot rentals with over 162 lessors nationwide, ePLDT has lease obligations amounting to Php124 million and Php238 million as at December 31, 2007 and 2006, respectively, in respect of certain office space rentals and PLDT Global has lease obligations amounting to Php1,191 million and Php13 million as at December 31, 2007 and 2006, respectively, in respect of certain office space rentals.

Long-term Capital Lease Obligations

For the detailed discussion of our long-term capital lease obligations, see Note 18 – Interest-bearing Financial Liabilities.

Unconditional Purchase Obligations

For a detailed discussion of PLDT’s obligation under the Original ATPA and the Amended ATPA, see Note 22 – Related Party Transactions.

As at December 31, 2007 and 2006, PLDT’s aggregate remaining minimum obligation under the Amended ATPA was approximately Php775 million and Php834 million, respectively.

Other Obligations

Mandatory Conversion and Purchase of Shares. As discussed in Note 18 – Interest-bearing Financial Liabilities, as at December 31, 2007, PLDT had issued a total of 3 million shares of Series V Convertible Preferred Stock, 5 million shares of Series VI Convertible Preferred Stock and 4 million shares of Series VII Convertible Preferred Stock in exchange for a total of 58 million shares of Series K Class I Convertible Preferred Stock of Piltel, pursuant to the debt restructuring plan of Piltel adopted in June 2001. As at December 31, 2007, 2,690,650 shares of Series V Convertible Preferred Stock, 4,614,801 shares of Series VI Convertible Preferred Stock and 3,842,000 shares of Series VII Convertible Preferred Stock had been voluntarily converted to PLDT common shares. As at December 31, 2007, 30,790 shares of Series V and 680,303 shares of Series VI Convertible Preferred Stocks remained outstanding.

Each share of Series V and VI Convertible Preferred Stocks is convertible at any time at the option of the holder into one PLDT common share. Shares of Series V and Series VI Convertible Preferred Stocks which are outstanding on the seventh anniversary of the issue date thereof will be mandatorily converted to PLDT common shares on the date immediately following such anniversary date. Under a put option exercisable for 30 days, holders of common shares received on mandatory conversion of the Series V and VI Convertible Preferred Stocks will be able to require PLDT to purchase such PLDT common shares for Php1,700 per share and US$36.132 per share, respectively.

The aggregate value of the put option based on outstanding shares as at December 31, 2007 was Php1,070 million which are puttable on June 5, 2008, if all of the outstanding shares of Series V and VI Convertible Preferred Stocks were mandatorily converted and all the common shares were put to PLDT at that time. The market value of the underlying common shares was Php2,256 million, based on the market price of PLDT common shares of Php3,175 per share as at December 31, 2007. On March 4, 2008, PLDT will issue a notice on the mandatory conversion on June 5, 2008 (the Mandatory Conversion date) of Series V and VI originally issued on June 4, 2001 and outstanding as of June 4, 2008.

Derivative Financial Liabilities. For the detailed discussion of our derivative financial liabilities, see Note 26 – Financial Assets and Liabilities.

Various trade and other obligations. PLDT Group has various obligations to suppliers for the acquisition of phone and network equipment, contractors for services rendered on various projects, foreign administrations and domestic carriers for the access charges, shareholders for unpaid dividends distributions, employees for benefits related obligations, and various business and operational related agreements. As at December 31, 2007 and 2006, total obligations under these various agreements amounted to approximately Php38,878 million and Php30,328 million, respectively.

Commercial Commitments

As at December 31, 2007, our outstanding commercial commitments, in the form of letters of credit, amounted to Php3,782 million. These commitments will expire within one year.

25. Provisions and Contingencies

As discussed below, we currently expect that going forward, we will pay local franchise taxes on an annual basis based on the gross receipts received or collected for services rendered within the jurisdiction of the respective taxing authority. For this reason, we have made the appropriate provisions in our unaudited consolidated financial statements as at December 31, 2007.

NTC Supervision and Regulation Fees, or SRF

Since 1994, following the rejection of PLDT’s formal protest against the assessments by the NTC of SRF, PLDT and the NTC had been involved in legal proceedings before the Court of Appeals and the Supreme Court. The principal issue in these proceedings was the basis for the computation of the SRF. PLDT’s position, which was upheld by the Court of Appeals, is that the SRF should be computed based only on the par value of the subscribed or paid up capital of PLDT, excluding stock dividends, premium or capital in excess of par. The Supreme Court, in its decision dated July 28, 1999, ordered the NTC to make a recomputation of the SRF based on PLDT’s capital stock subscribed and paid. Subsequently, in February 2000, the NTC issued an assessment letter for the balance of the SRF, but in calculating said fees, the NTC used as a basis not only capital stock subscribed or paid but also the stock dividends. PLDT questioned the inclusion of the stock dividends in the calculation of the SRF and sought to restrain the NTC from enforcing/implementing its assessment until the resolution of the said issue. Prior to the resolution of the issue mentioned above, PLDT paid the SRF due in 2000 together with the balance due from the recalculation of the SRF and had been paying the SRF due in September of each year thereafter, excluding the portion that was based on stock dividends.

On December 4, 2007, the Supreme Court issued a Resolution which upheld the NTC’s assessments of SRF based on the outstanding capital stock of PLDT, including stock dividends. PLDT is now in the process of coordinating possible compliance with the said Supreme Court resolution.

As at December 31, 2007, since 1994, PLDT has paid a total amount of Php2,541 million in SRF, of which Php2,251 million was paid under protest.

Local Business and Franchise Tax Assessments

PLDT is presently a party to several cases involving the issue of exemption of PLDT from local franchise and business taxes. PLDT believes, based on the opinion of its legal counsel, that it is exempt from payment of local franchise and business taxes.

The Local Government Code of 1991, or Republic Act (R.A.) 7160, which took effect on January 1, 1992, extended to local government units, or LGUs, the power to tax businesses within their territorial jurisdiction granted under Batas Pambansa 337, and withdrew tax exemptions previously granted to franchise grantees under Section 12 of R.A. 7082.

PLDT believes, based on the opinion of its legal counsel, that R.A. 7925 which took effect on March 16, 1995, and the grant of local franchise and business taxes exemption privileges to other franchise holders subsequent to the effectivity of R.A. 7160, implicitly restored its local franchise and business taxes exemption privilege under Section 12 of R.A. 7082, or the PLDT Franchise pursuant to Section 23 thereof or the equality of treatment clause.

To confirm this position, PLDT sought and obtained on June 2, 1998 a ruling from the Bureau of Local Government Finance, or BLGF, of the Philippine Department of Finance, which ruled that PLDT is exempt from the payment of local franchise and business taxes imposable by LGUs under R.A. 7160.

By virtue of the BLGF Ruling, PLDT stopped paying local franchise and business taxes starting with the fourth quarter of 1998 and has filed with certain LGUs claims for tax refund covering the period from the second quarter of 1995 to the third quarter of 1998. PLDT has received assessments for local franchise and business taxes from several cities and provinces following PLDT’s decision to stop payment of local franchise and business taxes.

Following a decision of the Supreme Court on March 25, 2003, a judgment in the amount of Php4 million against PLDT involving the City of Davao became final and executory on April 9, 2003, pursuant to which PLDT was declared not exempt from the local franchise tax. Pursuant to the said decision, PLDT has voluntarily paid the total amount of Php15 million for the period from the fourth quarter of 1998 until December 31, 2003, which includes the Php4 million subject of the case. The said amount constitutes only the basic franchise tax due for the said period, excluding surcharges and interest which PLDT is asking the City of Davao, through the local council, to waive. PLDT believes, based on the opinion of its legal counsel, that PLDT is not liable for surcharges and interest considering that the legal issue involved was a difficult one and PLDT’s non-payment of the said taxes was made in good faith. On August 2, 2005, the local Sanggunian passed a resolution denying PLDT’s request for abatement of surcharges and penalties and directing the City Treasurer to update PLDT’s liability and immediately collect the same. Accordingly, on August 26, 2005, the city treasurer issued an assessment to PLDT in the amount of Php12 million. In order to maintain and preserve its good standing and relationship with the City of Davao, PLDT has paid the surcharges and penalties as at December 31, 2005.

Although PLDT believes that it is not liable to pay local franchise and business taxes, PLDT has entered into compromise settlements with several LGUs, including the City of Makati, in order to maintain and preserve its good standing and relationship with these LGUs. Under these compromise settlements, which have mostly been approved by the relevant courts, as at December 31, 2007, PLDT has paid a total amount of Php694 million for local franchise tax covering prior periods up to the end of 2006.

PLDT had no longer contested assessments of LGUs for franchise taxes based on gross receipts received or collected for services within their respective territorial jurisdiction as at December 31, 2006.

PLDT likewise continues to contest the imposition of local business taxes in addition to local franchise tax by the Cities of Tuguegarao, Balanga and Caloocan in the amounts of Php1.9 million, Php0.2 million and Php6.2 million, respectively, for the years 1998 to 2003 for the City of Tuguegarao, and for the years 2005 to 2007 for the Cities of Balanga and Caloocan. PLDT is likewise contesting the imposition of a business tax on the transmission of messages by the Municipality of San Pedro in the amount of Php0.3 million for the years 2005 to 2007. In addition, PLDT is contesting the imposition of franchise tax by the Province of Cagayan based on gross receipts derived from outside its territorial jurisdiction in the amount of Php3 million for the years 1999 to 2006.

PLDT currently expects that going forward it will pay local franchise taxes on an annual basis and based on the gross receipts received or collected for services rendered within the jurisdiction of the respective taxing authority.

Smart has received and paid under protest the local franchise tax assessment issued by the City of Makati totaling approximately Php312 million, but which had been finally resolved by the Regional Trial Court (RTC) of Makati and upheld by the Court of Appeals (CA) in favor of Smart in the case entitled Smart Communications, Inc. vs. City of Makati (Civil Cases No. 02-249 and 02-725, August 3, 2004) dated August 3, 2004. The said RTC decision declaring Smart exempt from payment of local franchise tax and in reversing the decision of the Makati City Miscellaneous Taxes, Fees and Charge Division to assess and/or collect from Smart an amount totaling approximately Php312 million had already become final and executory.

Also, Smart received LFT assessments issued by the City of Iloilo amounting to approximately Php1 million. The RTC of Iloilo likewise ruled in favor of Smart in its decision dated January 19 2005, but the City of Iloilo filed an appeal with the Supreme Court which remains unresolved to date.

26. Financial Assets and Liabilities

Our principal financial liabilities, other than derivatives, comprise bank loans and overdrafts, convertible preferred stock, finance leases, trade and non-trade payables. The main purpose of these financial liabilities is to finance our operations. We have various financial assets such as trade and non-trade receivables and cash and short-term deposits, which arise directly from our operations. We also enter into derivative transactions, primarily principal only currency swap agreements, currency options, interest rate swaps and forward foreign exchange contracts to manage the currency and interest rate risks arising from our operations and sources of financing. Our accounting policies in relation to derivatives are set out in Note 2 – Summary of Significant Accounting Policies and Practices.

The following table sets forth our financial assets and financial liabilities as at December 31, 2007 and 2006.

	Loans and receivables	Held-to-maturity investments	Held-for-trading	Derivatives used for hedging	Available-for-sale financial assets	Liabilities carried at amortized cost	Total financial assets and liabilities	Non-financial assets and liabilities	Total
	(in million pesos)
Assets as at December 31, 2007
Property, plant and equipment – net (Notes 2, 3, 5, 8 and 18)	–	–	–	–	–	–	–	159,414	159,414
Investments in associates (Notes 2, 5, 9 and 18)	–	–	–	–	–	–	–	1,351	1,351
Investments-available-for-sale (Note 2)	–	–	–	–	143	–	143	–	143
Investments in debt securities (Note 2)	–	273	–	–	–	–	273	–	273
Investment properties (Notes 2, 3 and 10)	–	–	–	–	–	–	–	577	577
Goodwill and intangible assets (Notes 2, 3, 5 and 11)	–	–	–	–	–	–	–	11,721	11,721
Deferred income tax assets (Notes 2, 4 and 6)	–	–	–	–	–	–	–	13,754	13,754
Derivative financial assets (Note 2)	–	–	59	–	–	–	59	–	59
Prepayments - net of current portion	–	–	–	–	–	–	–	2,280	2,280
Advances and refundable deposits - net of current portion (Notes 2 and 22)	1,082	–	–	–	–	–	1,082	296	1,378
Cash and cash equivalents (Notes 2 and 12)	17,447	–	–	–	–	–	17,447	–	17,447
Short-term investments (Note 2)	11,348	–	2,067	–	–	–	13,415	–	13,415
Investments in debt securities (Note 2)	1,115	–	–	–	–	–	1,115	–	1,115
Trade and other receivables (Notes 2, 12, 14 and 22)	12,297	–	–	–	–	–	12,297	–	12,297
Inventories and supplies (Notes 2 and 15)	–	–	–	–	–	–	–	1,167	1,167
Derivative financial assets (Note 2)	–	–	227	670	–	–	897	–	897
Current portion of prepayments	–	–		–	–	–	–	2,371	2,371
Current portion of advances and refundable deposits (Notes 2 and 22)	–	–	–	–	–	–	–	499	499
Total assets	43,289	273	2,353	670	143	–	46,728	193,430	240,158

Liabilities as at December 31, 2007
Interest bearing financial liabilities - net of current portion (Notes 2, 8, 18 and 24)	–	–	–	–	–	53,387	53,387	–	53,387
Deferred income tax liabilities (Notes 2, 4 and 6)	–	–	–	–	–	–	–	2,155	2,155
Derivative financial liabilities (Notes 2 and 22)	–	–	530	7,211	–	–	7,741	–	7,741
Pension and other employee benefits (Notes 2, 3 and 23)	–	–	–	–	–	–	–	4,540	4,540
Customers’ deposits (Note 24)	–	–	–	–	–	2,201	2,201	–	2,201
Deferred credits and other noncurrent liabilities (Notes 2, 3, 8, 14 and 19)	–	–	–	–	–	8,561	8,561	1,071	9,632
Accounts payable (Notes 2 and 20)	–	–	–	–	–	10,605	10,605	1,648	12,253
Accrued expenses and other current liabilities (Notes 2, 3, 18, 21, 22, 23 and 24)	–	–	–	–	–	16,570	16,570	5,104	21,674
Current portion of derivative financial liabilities (Notes 2 and 24)	–	–	237	5	–	–	242	–	242
Provisions for assessments (Notes 22, 24 and 25)	–	–	–	–	–	–	–	1,112	1,112
Current portion of interest-bearing financial liabilities (Notes 2, 8, 18 and 24)	–	–	–	–	–	8,764	8,764	–	8,764
Dividends payable (Notes 2, 7, 18 and 24)	–	–	–	–	–	1,071	1,071	–	1,071
Income tax payable (Notes 2 and 6)	–	–	–	–	–	–	–	2,875	2,875
Total liabilities	–	–	767	7,216	–	101,159	109,142	18,505	127,647
Net assets and liabilities	43,289	273	1,586	(6,546)	143	(101,159)	(62,414)	174,925	112,511

Assets as at December 31, 2006
Property, plant and equipment – net (Notes 2, 3, 5, 8 and 18)	–	–	–	–	–	–	–	164,190	164,190
Investments in associates (Notes 2, 5, 9 and 18)	–	–	–	–	–	–	–	636	636
Investments-available-for-sale (Note 2)	–	–	–	–	116	–	116	–	116
Investment properties (Notes 2, 3 and 10)	–	–	–	–	–	–	–	587	587
Goodwill and intangible assets (Notes 2, 3, 5 and 11)	–	–	–	–	–	–	–	12,214	12,214
Deferred income tax assets (Notes 2, 4 and 6)	–	–	–	–	–	–	–	19,884	19,884
Derivative financial assets (Note 2)	–	–	434	–	–	–	434	–	434
Prepayments - net of current portion	–	–	–	–	–	–	–	2,185	2,185
Advances and refundable deposits - net of current portion (Notes 2 and 22)	646	–	–	–	–	–	646	420	1,066
Cash and cash equivalents (Notes 2 and 12)	16,870	–	–	–	–	–	16,870		16,870
Short-term investments (Note 2)	5,519	–	2,808	–	–	–	8,327		8,327
Trade and other receivables (Notes 2, 12, 14 and 22)	10,158	–	–	–	–	–	10,158	–	10,158
Inventories and supplies (Notes 2 and 15)	–	–	–	–	–	–	–	1,230	1,230
Derivative financial assets (Note 2)	–	–	47	–	–	–	47		47
Current portion of prepayments	–	–	–	–	–	–	–	4,018	4,018
Current portion of advances and refundable deposits (Notes 2 and 22)	1	–	–	–	–	–	1	155	156
Total assets	33,194	–	3,289	–	116	–	36,599	205,519	242,118

Liabilities as at December 31, 2006
Interest bearing financial liabilities - net of current portion (Notes 2, 8, 18 and 24)	–	–	–	–	–	65,244	65,244	–	65,244
Deferred income tax liabilities (Notes 2, 4 and 6)	–	–	–	–	–	–	–	402	402
Derivative financial liabilities (Notes 2 and 24)	–	–	1,680	5,192	–	–	6,872		6,872
Pension and other employee benefits (Notes 2, 3 and 23)	–	–	–	–	–	–	–	2,982	2,982
Customers’ deposits (Note 24)	–	–	–	–	–	2,204	2,204		2,204
Deferred credits and other noncurrent liabilities (Notes 2, 3, 8, 14 and 19)	–	–	–	–	–	7,314	7,314	711	8,025
Accounts payable (Notes 2 and 19)	–	–	–	–	–	7,348	7,348	1,286	8,634
Accrued expenses and other current liabilities (Notes 2, 3, 18, 21, 22, 23 and 24)	–	–	–	–	–	13,288	13,288	9,325	22,613
Derivative financial liabilities(Notes 2 and 24)	–	–	108	–	–	–	108	–	108
Provisions for assessments (Notes 22, 24 and 25)	–	–	–	–	–	–	–	446	446
Current portion of interest-bearing financial liabilities (Notes 2, 8, 18 and 24)	–	–	–	–	–	17,309	17,309	–	17,309
Dividends payable (Notes 2, 7, 18 and 24)	–	–	–	–	–	774	774	–	774
Income tax payable (Notes 2 and 6)	–	–	–	–	–	–	–	2,438	2,438
Total liabilities	–	–	1,788	5,192	–	113,481	120,461	17,590	138,051
Net assets and liabilities	33,194	–	1,501	(5,192)	116	(113,481)	(83,862)	187,929	104,067

The following table sets forth the carrying values and estimated fair values of our financial assets and liabilities recognized as at December 31, 2007 and 2006. There are no material unrecognized financial assets and liabilities as at December 31, 2007 and 2006.

	Carrying Value		Fair Value
	2007	2006	2007	2006
	(in million pesos)
Noncurrent Financial Assets
Investments-available-for-sale (Note 2):
Listed equity securities	77	55	77	55
Unlisted equity securities	66	61	66	61
Derivative financial assets (Note 2):
Long-term currency options	1	138	1	138
Long-term foreign currency options	58	296	58	296
Investments in debt securities (Note 2)	273	–	273	–
Advances and refundable deposits – net of current portion (Notes 2 and 22)	1,082	646	1,082	646
Total noncurrent financial assets	1,557	1,196	1,557	1,196
Current Financial Assets
Cash and cash equivalents (Notes 2 and 12):
Cash on hand and in banks	3,944	3,416	3,944	3,416
Temporary cash investments	13,503	13,454	13,503	13,454
Short-term investments (Note 2)	13,415	8,327	13,415	8,327
Investments in debt securities	1,115	–	1,115	–
Trade and other receivables (Notes 2, 14 and 22):
Retail subscribers	3,862	2,506	3,862	2,506
Foreign administrations	3,550	1,680	3,550	1,680
Corporate subscribers	2,760	3,426	2,760	3,426
Domestic carriers	1,501	688	1,501	688
Dealers, agents and others	624	1,858	624	1,858
Derivative financial assets (Notes 2):
Forward foreign exchange contracts	863	3	863	3
Bifurcated embedded derivatives	34	44	34	44
Current portion of advances and refundable deposits (Notes 2 and 22)	–	1	–	1
Total current financial assets	45,171	35,403	45,171	35,403
Total Financial Assets	46,728	36,599	46,728	36,599

Noncurrent Financial Liabilities
Interest-bearing financial liabilities (Notes 2, 8, 18, and 24):
Long-term debt - net of current portion	53,372	63,768	58,037	70,414
Obligations under capital lease	15	106	15	106
Preferred stock subject to mandatory redemption	–	1,370	–	1,528
Derivative financial liabilities (Notes 2 and 24):
Long-term currency swap	7,211	5,192	7,211	5,192
Long-term foreign currency options	390	1,043	390	1,043
Interest rate swap	140	413	140	413
Bifurcated equity call options	–	224	–	224
Customers’ deposits (Note 2)	2,201	2,204	2,201	2,204
Deferred credits and other noncurrent liabilities (Notes 2, 3, 8, 14, 19 and 24)	8,561	7,314	8,561	7,314
Total noncurrent financial liabilities	71,890	81,634	76,555	88,438
Current Financial Liabilities
Accounts payable (Note 2 and 19):
Suppliers and contractors	8,493	5,562	8,493	5,562
Carriers	1,843	1,593	1,843	1,593
Others	269	193	269	193
Accrued expenses and other current liabilities (Notes 2, 3, 18, 21, 22, 23 and 24):
Utilities and related expenses	10,780	8,078	10,780	8,078
Employee benefits	2,795	2,416	2,795	2,416
Interest and other related costs	1,234	1,768	1,234	1,768
Others	1,761	1,026	1,761	1,026
Interest-bearing financial liabilities (Notes 2, 8, 18, and 24):
Notes payable	493	201	493	201
Current portion of long-term debt	6,775	16,184	7,590	17,514
Obligations under capital lease	481	924	481	924
Preferred stock subject to mandatory redemption	1,015	–	1,056
Derivative financial liabilities (Notes 2 and 24):
Bifurcated equity call options	231	–	231	–
Forward foreign exchange contracts	7	92	7	92
Long-term currency options	–	6	–	6
Interest rate swap	4	10	4	10
Dividends payable (Notes 2, 7, 18 and 24)	1,071	774	1,071	774
Total current financial liabilities	37,252	38,827	38,108	40,157
Total Financial Liabilities	109,142	120,461	114,663	128,595

The following methods and assumptions were used to estimate the fair value of each class of financial instrument for which it is practicable to estimate such value:

Interest-bearing Financial Liabilities:

Long-term debt: Fair value is based on the following:

Debt Type	Fair Value Assumptions
Fixed Rate Loans: U.S. dollar notes/convertible debt Other loans in all other currencies

Quoted market price.

Estimated fair value is based on the discounted value of future cash flows using the applicable CIRR and Philippine Dealing System Treasury Fixing rates for similar types of loans.

Variable Rate Loans	The carrying value approximates fair value because of recent and regular repricing based on market conditions.

Preferred stock subject to mandatory redemption: The fair values were determined using a discounted cash flow model.

Derivative Financial Instruments:

Foreign currency options: The fair values were computed using an option pricing model using market volatility rates of the U.S. dollar and Philippine peso exchange rate as at valuation date.

Forward foreign exchange contracts, bifurcated foreign currency forwards, foreign currency and interest rate swaps: The fair values were computed as the present value of estimated future cash flows using market U.S. dollar and Philippine peso interest rates as at valuation date.

Bifurcated equity call options: The fair values were computed using an option pricing model using market volatility rates of the PLDT share price as at valuation date.

Due to the short-term nature of the transactions, the fair value of cash and cash equivalents, short-term investments, trade and other receivables and notes and accounts payable approximate the carrying values as at the balance sheet date.

Derivative Financial Instruments

Our derivative financial instruments are accounted for as either cash flow hedges or transactions not designated as hedges. Cash flow hedges refer to those transactions that hedge our exposure to variability in cash flows attributable to a particular risk associated with a recognized financial asset or liability and exposures arising from forecast transactions. Changes in the fair value of these instruments representing effective hedges are recognized as cumulative translation adjustments in equity until the hedged item is recognized in earnings. For transactions that are not designated as hedges, any gains or losses arising from the changes in fair value are recognized directly to income for the period.

The table below sets out the information about our derivative financial instruments as at December 31, 2007 and 2006:

		2007 (Unaudited)		2006 (Audited)
	Maturity	Notional	Mark-to-market Gains (Losses)	Notional	Mark-to-market Gain (Loss)
		(in millions)
PLDT
Cash flow hedges:
Long-term currency swaps
	2017	US$300	(Php3,714)	US$300	(Php2,716)
	2012	250	(3,496)	250	(2,475)
Long-term foreign currency options	2009	136	(389)	167	(747)
Forward foreign exchange contracts	2008	134	296	–	–

Transactions not designated as hedges:
Long-term foreign currency options	2009	136(1)	58	167(1)	138
Forward foreign exchange contracts	2008	16	20	202	(90)
Interest rate swap	2012	31	(144)	63	(423)
Bifurcated equity call options	2008	1 share	(231)	1 share	(224)
Short-term currency options	2007	–	–	7	(6)
			(7,600)		(6,543)
Smart
Cash flow hedges:
Forward foreign exchange contracts	2008	171	265	–	–

Transactions not designated as hedges:
Forward foreign exchange contracts
On loan proceeds	2007	50	100	–	–
On gross dollar revenues	2008	55	70	–	–
Bifurcated embedded derivatives	2008	5	33	15	44
			468		44
ePLDT
Cash flow hedges:
Forward foreign exchange contracts	2008	36	105	–	–
Net liabilities			(Php7,027)		(Php6,499)

(1) Non-hedged portion of 2009 long-term foreign currency options based on the same notional amount as the hedged portion.

	2007 (Unaudited)	2006 (Audited)
	(in million pesos)
Presented as:
Noncurrent assets	59	434
Current assets	897	47
Noncurrent liabilities	(7,741)	(6,872)
Current liabilities	(242)	(108)
Net liabilities	(7,027)	(6,499)

Cumulative translation adjustments as at December 31, 2007 and 2006 consists of:

	2007 (Unaudited)	2006 (Audited)
	(in million pesos)
Cumulative translation adjustments at beginning of year	(1,796)	1,253
Movements of cumulative translation adjustments:
Deferred income tax effects on cash flow hedges	(1,126)	1,088
Currency translation differences	(1,782)	(535)
Net gains (losses) on available-for-sale financial assets	30	(5)
Net losses on cash flow hedges removed from cumulative translation adjustments and taken to income	5,013	2,855
Net losses on cash flow hedges	(1,234)	(6,452)
	901	(3,049)
Cumulative translation adjustments at end of year	(895)	(1,796)

Analysis of losses (gains) on derivative financial instruments for the years ended December 31, 2007, 2006 and 2005 are as follows:

	2007 (Unaudited)	2006 (Audited)	2005 (Audited)
	(in million pesos)
Net mark-to-market losses at end of year	(7,027)	(6,499)	(3,284)
Net mark-to-market losses at beginning of year	(6,499)	(3,284)	(2,953)
Net change	(528)	(3,215)	(331)
Net losses charged to cumulative translation adjustments	1,234	6,452	1,014
Settlements, accretion and conversion	(621)	(3,642)	(1,311)
Ineffective portion recognized in the profit or loss for the cash flow hedge	(4)	–	–
Net losses (gains) on derivative financial instruments (Note 5)	81	(405)	(628)

PLDT

Cash Flow Hedges

Long-term Currency Swaps

PLDT entered into long-term principal only currency swap agreements with various foreign counterparties to hedge the currency risk on its fixed rate notes maturing in 2012 and 2017. As at December 31, 2007 and 2006, these long-term currency swaps have an aggregate notional amount of US$550 million. Under the swaps, PLDT effectively exchanges the principal of its U.S. dollar-denominated fixed rate notes into Philippine peso-denominated loan exposures at agreed swap exchange rates. The agreed swap exchange rates are reset to the lowest U.S. dollar/Philippine peso spot exchange rate during the term of the swaps, subject to a minimum exchange rate. In March and April 2004, PLDT entered into amendments to keep the lowest reset exchange rate and unwind the downward resettable feature of US$550 million of its long-term principal only currency swap agreements in order to lower the running hedging cost of the swaps. As at December 31, 2007 and 2006, the outstanding swap contracts have an agreed average swap exchange rate of Php50.76.

In order to manage hedge costs, these swaps included a credit-linkage feature with PLDT as the reference entity. The specified credit events include bankruptcy, failure to pay, obligation acceleration, moratorium/repudiation, and restructuring of PLDT bonds or all or substantially all of PLDT’s obligations. Upon the occurrence of any of these credit events, subject to agreed threshold amounts where applicable, the obligations to both PLDT and its counterparty under the swap contracts terminate without further settlements to either party, including any mark-to-market value of the swaps. As at December 31, 2007 and 2006, US$686 million and US$717 million, respectively, of PLDT’s long-term currency swaps/options have been structured to include credit-linkage with PLDT as the reference entity. The semi-annual fixed or floating swap cost payments that PLDT is required to make to its counterparties averaged about 3.93% and 5.18% per annum as at December 31, 2007 and 2006, respectively. As cash flow hedges, any movements in the fair value of these financial instruments will be taken as cumulative translation adjustments under equity in our consolidated balance sheets. There is no ineffective portion in the fair value of these financial instruments recognized in the unaudited consolidated statement of income.

Long-term Foreign Currency Options

To manage hedging costs, the currency swap agreement relating to the 2009 fixed rate notes with a notional amount of US$175 million has been structured to include currency option contracts. If the Philippine peso to U.S. dollar spot exchange rate on maturity date settles beyond Php90.00 to US$1.00, PLDT will have to purchase U.S. dollar at an exchange rate of Php52.50 to US$1.00 plus the excess above the agreed threshold rate. On the other hand, if on maturity, the Philippine peso to U.S. dollar spot exchange rate is lower than the exchange rate of Php52.50 to US$1.00, PLDT will have the option to purchase at the prevailing Philippine peso to U.S. dollar spot exchange rate. In July 2004, PLDT and its counterparty, agreed to re-document and re-classify the transaction into long-term currency option contracts. The net semi-annual floating hedge cost payments that PLDT is required to pay under these transactions was approximately 4.34% and 6.17% per annum as at December 31, 2007 and 2006, respectively.

The option currency contract relating to PLDT’s option to purchase U.S. dollar at Php52.50 to US$1.00 or prevailing spot exchange rate at maturity, whichever is lower, qualifies as a cash flow hedge. The option currency contract relating to the counterparty’s option to purchase foreign currency from PLDT at Php90.00 to US$1.00 is not designated as a hedge. Please refer to discussion below (under transactions not designated as hedges). Both option contracts have been structured to include credit-linkage with PLDT as the reference entity similar to the long-term currency swaps.

In December 2006, the currency option agreement was partially terminated, which effectively lowered the outstanding currency options notional amount to US$167 million. Total amounts settled for the unwinding is Php40 million.

In January 2007, the currency option agreement was again partially terminated where the outstanding currency options notional amount was lowered to US$136 million. Total amounts settled for the unwinding is Php177 million. There is no ineffective portion in the fair value of these financial instruments recognized in the consolidated statement of income.

Forward Foreign Exchange Contracts

In 2007, PLDT entered into short-term U.S. dollar forward foreign exchange sale contracts to hedge a portion of monthly dollar revenues maturing in 2008. As at December 31, 2007, outstanding forward foreign exchange contracts amounted to US$134 million with an average exchange rate of Php43.96. The ineffective portion in the fair value of these instruments recognized in the consolidated statement of income amounted to Php2 million.

Transactions Not Designated as Hedges

Due to the amounts of PLDT’s foreign currency hedging requirements and the large interest differential between the Philippine peso and the U.S. dollar, the costs to book long-term hedges can be significant. In order to manage such hedging costs, PLDT utilizes structures that include currency option contracts, and fixed-to-floating coupon-only swaps that may not qualify for hedge accounting.

Long-term Foreign Currency Options

With reference to the above-mentioned hedge on PLDT’s 2009 fixed rate notes, PLDT simultaneously sold a currency option contract with the same notional amount of US$175 million with the same maturity that gives the counterparty a right to purchase foreign currency at Php90.00 to US$1.00. Together with the long-term currency option contract classified under cash flow hedges, PLDT has the obligation to purchase U.S. dollars at an exchange rate of Php52.50 to US$1.00 plus the excess above the agreed threshold rate. In exchange for this condition, the overall net hedging cost for the transaction is reduced.

In December 2006, the currency option agreement was partially terminated, which lowered the notional amount to US$167 million. Since charges in fair value have already been recognized as profit or loss in prior periods, the corresponding proceeds from the partial termination of the currency option contract amounted to Php7 million.

In January 2007, the currency option agreement was again partially terminated where outstanding notional amount was lowered to US$136 million. Proceeds from the transaction amounted to Php33 million.

Forward Foreign Exchange Contracts

In 2007, PLDT entered into short-term U.S. dollar forward foreign exchange sale contracts to hedge a portion of monthly dollar revenues in maturing 2008. As at December 31, 2007, outstanding forward foreign exchange contracts which did not qualify for hedge accounting amounted to US$16 million with an average exchange rate of Php43.19.

PLDT entered into short-term U.S. dollar forward foreign exchange purchase contracts to hedge short-term foreign currency obligations. There were no outstanding forward foreign exchange contracts as at December 31, 2007. As at December 31, 2006, outstanding forward foreign exchange contracts amounted to US$202 million with an average exchange rate of Php49.50.

Interest Rate Swap

A portion of PLDT’s currency swap agreements to hedge its 2017 fixed rate notes carry fixed rate swap cost payments. To effectively lower the running cost of such swap agreements, in April 2003, PLDT entered into an agreement to swap the coupon on US$125 million of its 2012 fixed rate notes into a floating rate Japanese yen amount. Under this agreement, PLDT is entitled to receive a fixed coupon rate of 11.375%, provided the Japanese yen to U.S. dollar exchange rate stays above JP¥99.90 to US$1.00. Below this level, a reduced fixed coupon rate of 3% will be due to PLDT. In order to mitigate the risk of the Japanese yen strengthening below the agreed threshold, in December 2003, PLDT entered into an overlay swap transaction to effectively lower the portion of the coupon indexed to the U.S. dollar to Japanese yen rate to 3% such that the fixed coupon rate due to PLDT when the Japanese yen strengthens below the agreed threshold will be 8.375%. Both swap agreements include a credit-linkage feature with PLDT as the reference entity.

In March 2006, the interest rate and overlay swap agreements were partially terminated to effectively lower the outstanding interest rate swap notional amount to US$63 million. Since changes in fair values have already been recognized as profit or loss in prior periods, the corresponding liability settled by PLDT amounted to Php804 million.

In April 2007, the interest and overlay swap agreements were again partially terminated where outstanding notional amount was lowered to US$31 million. Total amounts settled for the unwinding is Php276 million.

Bifurcated Equity Call Options

Pursuant to Piltel’s debt restructuring plan, PLDT issued its Series VI and VII Convertible Preferred Stock, see Note 17 – Interest-bearing Financial Liabilities. Each share of Series VI and VII Convertible Preferred Stock is convertible at any time at the option of the holder into one share of PLDT’s common stock. On the date immediately following the seventh anniversary of the issue date of the Series VI Convertible Preferred Stock and on the eighth anniversary of the issue date of the Series VII Convertible Preferred Stock, the remaining outstanding shares under these series will be mandatorily converted into shares of PLDT common stock. For 30 days thereafter, the holders of these mandatorily converted shares of common stock have the option to sell such shares of common stock back to PLDT for US$36.132 per share and JPY4,071.89 per share for Series VI and VII, respectively. On August 18, 2006, all 3,842,000 shares of Series VII shares were converted to PLDT common stock. As at December 31, 2007 and 2006, the negative fair market value of these embedded call options amounted to Php231 million and Php224 million, respectively.

Short-term Foreign Currency Options

In 2006, PLDT entered into short-term U.S. dollar currency option contracts to hedge our other short-term foreign currency obligations. There were no outstanding currency option contracts as at December 31, 2007. As at December 31, 2006, outstanding U.S. dollar currency option contracts amounted to US$7 million with an average rating of US$50.40.

Smart

Cash Flow Hedges

In 2007, Smart entered into short-term U.S. dollar forward foreign exchange sale contracts to hedge a portion of monthly dollar revenues maturing in 2008. As at December 31, 2007, outstanding forward foreign exchange contracts amounted to US$171 million with an average exchange rate of Php43.293. The ineffective portion in the fair value of these instruments recognized in the unaudited consolidated statement of income amounted to Php1 million.

Transactions Not Designated as Hedges

Smart entered in U.S. dollar forward foreign exchange sale contracts to hedge a portion of monthly dollar revenues maturing in 2008. As at December 31, 2007, outstanding forward foreign exchange sale contracts which did not quality for hedge accounting amounted to US$55 million with an average exchange rate of Php42.997.

Smart also entered into short-term U.S. dollar forward foreign exchange sale contracts for a total amount of US$50 million as at December 31, 2007 to hedge 100% of the total expected loan proceeds from the undrawn US$50 million Nord/LB Facility with average exchange rate of Php43.561.

Smart’s other embedded derivatives were bifurcated from service and purchase contracts. As at December 31, 2007 and 2006, outstanding contracts included service contracts with foreign equipment suppliers and various suppliers covering handset importations denominated in U.S. dollars, which is not the functional currency of a substantial party to the contract or the routine currency of the transaction.

ePLDT

Cash Flow Hedges

In 2007, ePLDT entered into short-term U.S. dollar forward foreign exchange sale contracts to hedge a portion of monthly U.S. dollar revenues maturing in 2008. As at December 31, 2007, outstanding forward foreign exchange contracts amounted to US$36 million with an average exchange rate of Php44.70. There were no outstanding forward foreign exchange sale contracts as at December 31, 2006. The ineffective portion in the fair value of these instruments recognized in the unaudited consolidated statement of income amounted to Php0.3 million.

Financial Risk Management Objectives and Policies

The main risks arising from our financial instruments are liquidity risk, foreign exchange risk, interest rate risk, credit risk and capital management. Our Board of Directors reviews and approves policies for managing each of these risks. Our policies for managing these risks are summarized below. We also monitor the market price risk arising from all financial instruments.

Liquidity Risk

We need to manage our liquidity profile to be able to finance our operations and capital expenditures, service our maturing debts and other financial obligations. To cover our financing requirements, we use internally generated funds and proceeds from debt and equity issues and sales of certain assets.

As part of our liquidity risk management program, we regularly evaluate our projected and actual cash flows including our loan maturity profiles and continuously assess conditions in the financial markets for opportunities to pursue fund-raising initiatives. These activities may include bank loans, export credit agency-guaranteed facilities, debt capital and equity market issues.

Any excess funds are primarily invested in short-dated and principal-protected bank products that provide flexibility of withdrawing the funds anytime. We also allocate a portion of our cash in longer tenor investments such as fixed income securities issued or guaranteed by the Republic of the Philippines, or ROP, and Philippine banks and corporates, managed funds and other structured products linked to the ROP. We regularly evaluate available financial products and monitor market conditions for opportunities to enhance yields at acceptable risk levels. Our investments are also subject to certain restrictions contained in our debt covenants. Our funding arrangements are designed to keep an appropriate balance between equity and debt, to provide financing flexibility while enhancing our businesses.

The summary of the maturity profile of our financial liabilities as at December 31, 2007 and 2006 based on contractual undiscounted payments are set out in Note 24 – Contractual Obligations and Commercial Commitments.

Foreign Exchange Risk

The following table shows our consolidated foreign currency-denominated monetary financial assets and liabilities and their Philippine peso equivalents as at December 31, 2007 and 2006:

	2007 (Unaudited)		2006 (Audited)
	U.S. Dollar	Php Equivalent(1)	U.S. Dollar	Php Equivalent(2)
	(in millions)
Noncurrent Financial Assets
Derivative financial assets	US$1	Php59	US$9	Php434
Current Financial Assets
Cash and cash equivalents	94	3,883	155	7,578
Short-term investments	56	2,324	92	4,521
Trade and other receivables	237	9,831	277	13,589
Derivative financial assets	22	897	1	47
Total current financial assets	409	16,935	525	25,735
Total Financial Assets	US$410	Php16,994	US$534	Php26,169

Noncurrent Financial Liabilities
Interest-bearing financial liabilities - net of current portion	US$1,125	46,607	US$1,239	Php60,756
Derivative financial liabilities	187	7,741	140	6,872
Total noncurrent financial liabilities	1,312	54,348	1,379	67,628
Current Financial Liabilities
Accounts payable	US$199	Php8,227	US$268	Php13,115
Accrued expenses and other current liabilities	86	3,576	74	3,605
Derivative financial liabilities	1	242	2	108
Current portion of interest-bearing financial liabilities	186	7,697	328	16,104
Total current financial liabilities	472	19,742	672	19,932
Total Financial Liabilities	US$1,784	Php74,090	US$2,051	Php100,560

(1) The exchange rate used was Php41.411 to US$1.00.

(2) The exchange rate used was Php49.045 to US$1.00

In translating the foreign currency-denominated monetary financial assets and liabilities into Philippine peso amounts, the exchange rates used were Php41.411 to US$1.00 and Php49.045 to US$1.00, the Philippine peso-U.S. dollar exchange rates as at December 31, 2007 and 2006, respectively.

As at March 3, 2008, the peso-dollar exchange rate was Php40.662 to US$1.00. Using this exchange rate, our consolidated net foreign currency-denominated financial liabilities as at December 31, 2007 would have decreased by Php1,029 million.

The revaluation of our foreign currency-denominated financial assets and liabilities as a result of the appreciation or depreciation of the Philippine peso is recognized as foreign exchange gains or losses as at the balance sheet date. The extent of foreign exchange gains or losses is largely dependent on the amount of foreign currency debt and hedges we carry. While a certain percentage of our revenues are either linked to or denominated in U.S. dollars, most of our indebtedness and related interest expense, a substantial portion of our capital expenditures and a portion of our operating expenses are denominated in foreign currencies, mostly in U.S. dollars. As such, a strengthening or weakening of the Philippine peso against the U.S. dollar will decrease or increase in Philippine peso terms both the principal amount of our unhedged foreign currency-denominated debts and the related interest expense of our foreign currency-denominated capital expenditures and operating expenses as well as our U.S. dollar linked and U.S. dollar denominated revenues. In addition, many of our financial ratios and other financial tests are affected by the movements in the Philippine peso to U.S. dollar exchange rate.

To manage our foreign exchange risks and to stabilize our cash flows to improve investment and cash flow planning, we enter into forward foreign exchange contracts, currency swap contracts, currency option contracts and other hedging products aimed at reducing and/or managing the adverse impact of changes in foreign exchange rates on our operating results and cash flows. We use forward foreign exchange purchase contracts, currency swap contracts, foreign currency option contracts to manage the foreign currency risks associated with our foreign currency-denominated loans. We also enter into forward foreign exchange sale contracts to manage foreign currency risks associated with our U.S. dollar linked and U.S. dollar denominated revenues. In order to manage hedge costs of these contracts, we utilize structures that include credit-linkage with PLDT as the reference entity, a combination of foreign currency option contracts, and fixed to floating coupon only swap agreements. We accounted for these instruments as either cash flow hedges, wherein changes in the fair value are recognized as cumulative translation adjustments in equity until the hedged transaction affects the consolidated statement of income or when the hedging instrument expires, or transactions not designated as hedges, wherein changes in the fair value are recognized directly as income or expense for the year.

As at December 31, 2007, approximately 88% of our total consolidated debts was denominated in U.S. dollars. Consolidated foreign currency-denominated debt was reduced to Php52,540 million from Php76,646 million as at December 31, 2007. PLDT’s outstanding long-term principal only currency swap contracts and foreign currency option contracts amounted to US$550 million and US$136 million, respectively, as at December 31, 2007. Consequently, the unhedged portion of consolidated debts amounts is approximately 45% (or 36%, net of our U.S. dollar cash balances) as at December 31, 2007.

For the year ended December 31, 2007, approximately 34% of our consolidated revenues are either denominated in U.S. dollars or are linked to the U.S. dollars. In this respect, the recent appreciation of the Philippine peso against the U.S. dollar reduced our revenues, and consequently, our cash flow from operations in Philippine peso terms.

The Philippine peso had appreciated by 16% against the U.S. dollar to Php41.411 to US$1.00 as at December 31, 2007, from Php49.045 to US$1.00 as at December 31, 2006. Likewise, as at December 31, 2006, the peso had appreciated by 8% to Php49.045 to US$1.00 from Php53.062 to US$1.00 as at December 31, 2005. As a result of the foreign exchange movements as well as the amount of our outstanding foreign currency debts and hedges, we recognized foreign exchange gains of Php2,976 million, Php1,967 million and Php4,906 million, in 2007, 2006 and 2005, respectively.

Management conducted a survey among our banks to determine the outlook of the peso-dollar exchange rate until our next reporting date of March 31, 2008. Our outlook is that the peso-dollar exchange rate may weaken/strengthen by 7% as compared to the exchange rate of Php41.411 to US$1.00 as of year end 2007. At December 31, 2007, if the peso-dollar exchange rate had weakend/strengthened by 7%, with all other variables held constant, profit after tax for the year would have been Php1,083 million higher/lower and our Stockholders’ Equity would have been Php847 million higher/lower, mainly as a result of foreign exchange gains/losses on translation of U.S. dollar-denominated net assets/liabilities, marked-to-market valuation of financial assets/liabilities, foreign exchange gains/losses on translation of cash flow hedges transactions.

Interest Rate Risk

Our exposure to the risk of changes in market interest rates relates primarily to our long-term debt obligations and short-term borrowings with floating interest rates.

Our policy is to manage interest cost through a mix of fixed and variable rate debts. We evaluate the fixed to floating ratio of our loans in line with movements of relevant interest rates in the financial markets. Based on our assessment, new financing will be priced either on a fixed or floating rate basis. On a limited basis, we enter into interest rate swap agreements in order to manage our exposure to interest rate fluctuations.

The following tables set out the carrying amount, by maturity, of our financial instruments that are exposed to interest rate risk:

Year Ended December 31, 2007 (Unaudited)

								Discount/
								Debt
					Over 5	In U.S.		Issuance Cost	Carrying Value	Fair Value
										In U.S.
	Below 1 year	1-2 years	2 – 3 years	3-5 years	years	Dollar	In Php	In Php	In Php	Dollar	In Php
								(in millions)
Liabilities:
Long-term Debt
Fixed Rate
US$ Notes	–	136	–	250	300	686	28,403	387	28,016	770	31,901
Interest rate	–	10.500%	–	11.375%	8.350%	–	–	–	–	–	–
US$ Fixed Loans	55	46	23	9	280	413	17,123	4,016	13,107	352	14,596
Interest rate	4.49% to 8.9%	4.49% to 6.0%	4.515% to 4.7%	4.700%	2.250%	–	–	–	–	–	–
Philippine Peso	–	–	–	93	38	131	5,420	33	5,387	132	5,457
Interest rate	7.090%	6.500%	6.500%	5.625% to 6.50%	6.125% to 6.50%	–	–	–	–	–	–
Variable Rate
U.S. Dollar	98	92	58	28	–	276	11,445	28	11,417	276	11,445
Interest rate	0.05% to 2.75% over US$ LIBOR	0.05% to 2.75% over US$ LIBOR	0.05% to 2.5% over US$ LIBOR	0.75% to 0.815% over US$ LIBOR	–	–	–	–	–	–	–
Philippine Peso	14	14	13	13	–	54	2,228	8	2,220	54	2,228
Interest rate	MART1 + 0.75% to 5.70%	MART1 + 0.75% to 5.70%	MART1 + 0.75% to 5.70%	MART1 + 0.75%	–	–	–	–	–	–	–
						1,560	64,619	4,472	60,147	1,584	65,627

Interest rate swap (fixed to floating)
U.S. Dollar (US$63 million)	–	–	–	–	–	3	136	–	136	3	136
Japanese Yen (JPY7,519 million)	–	–	–	–	–	–	–	–	–	–	–
Fixed Rate on US$ notional	11.375%	11.375%	11.375%	11.375%	11.375%	–	–	–	–	–	–
Variable Rate on JPY notional	8.11% over LIBOR	8.11% over LIBOR	8.11% over LIBOR	8.11% over LIBOR	8.11% over LIBOR	–	–	–	–	–	–

Year Ended December 31, 2006 (Audited)

								Discount/
								Debt
					Over 5	In U.S.		Issuance Cost	Carrying Value	Fair Value
										In U.S.
	Below 1 year	1-2 years	2 – 3 years	3-5 years	years	Dollar	In Php	In Php	In Php	Dollar	In Php
								(in millions)
Liabilities:
Long-term Debt
Fixed Rate
US$ Notes	130	–	167	–	550	847	41,510	539	40,971	966	47,350
Interest rate	7.85% to 10.625%	–	10.50%	–	8.35% to 11.375%	–	–	–	–	–	–
US$ Fixed Loans	69	55	46	33	280	483	23,683	5,326	18,357	400	19,640
Interest rate	1.75% to 10%	4.49% to 10%	4.49% to 10%	4.515% to 4.70%	2.25%	–	–	–	–	–	–
Philippine Peso	–	–	–	17	–	17	810	2	808	21	1,035
Interest rate	–	–	–	15%	–	–	–	–	–	–	–
Variable Rate
U.S. Dollar	128	92	81	53	–	354	17,392	74	17,318	355	17,392
Interest rate	GOVCO’s Cost + 0.20%; 0.05% to 2.75% over LIBOR	0.05% to 2.75% over LIBOR	0.05% to 2.75% over LIBOR	0.05% to 2.5% over LIBOR	–	–	–	–	–	–	–
Philippine Peso	6	11	11	23	–	51	2,511	12	2,499	51	2,511
Interest rate	3% over 90-day PHIBOR, MART1 + 0.75%	MART1 + 0.75%	MART1 + 0.75%	MART1 + 0.75%	–	–	–	–	–	–	–
						1,752	85,906	5,953	79,953	1,793	87,928

Interest rate swap (fixed to floating)
U.S. Dollar (US$63 million)	–	–	–	–	–	9	423	–	423	9	423
Japanese Yen (JPY7,519 million)	–	–	–	–	–	–	–	–	–	–	–
Fixed Rate on US$ notional	11.375%	11.375%	11.375%	11.375%	11.375%	–	–	–	–	–	–
Variable Rate on JPY notional	8.11% over LIBOR	8.11% over LIBOR	8.11% over LIBOR	8.11% over LIBOR	8.11% over LIBOR	–	–	–	–	–	–

Fixed rate financial instruments are subject to fair value interest rate risk while floating rate financial instruments are subject to cash flow interest rate risk.

Repricing of floating rate financial instruments is mostly done on intervals of three months or six months. Interest on fixed rate financial instruments is fixed until maturity of the particular instrument. Financial instruments that are not subject to interest rate risk were not included in the above tables.

Management conducted a survey among our banks to determine the outlook of the U.S. dollar and Philippine peso interest rates until our next reporting date of March 31, 2008. Our outlook is that the U.S. dollar and Philippine peso interest rates may move 190 basis points and 30 basis points higher/lower respectively as compared to levels at year end 2007. At December 31, 2007, if U.S. dollar interest rates had been 190 basis points higher/lower as compared to market levels at year end 2007, with all other variables held constant, profit after tax for the year would have been Php394 million lower/higher, mainly as a result of higher/lower interest expense on floating rate borrowings and loss/gain on derivatives transactions, except those derivatives designated and considered as effective hedging instruments. Stockholders’ Equity would have been Php1,770 million lower/higher mainly as a result of a decrease/increase in the fair value of cash flow hedges. At December 31, 2007, if Philippine peso interest rates had been 30 basis points higher/lower as compared to market levels at year end 2007, with all other variables held constant, profit before tax for the year would have been Php6 million lower/higher, mainly as a result of higher/lower interest expense on floating rate borrowings and loss/gain on derivatives transactions, except those derivatives designated and considered as effective hedging instruments. Stockholders’ Equity would have been Php1,144 million lower/higher mainly as a result of a decrease/increase in the fair value of cash flow hedges.

Credit Risk

Credit risk is the risk that we will incur a loss arising from our customers, clients or counterparties that fail to discharge their contractual obligations. We manage and control credit risk by setting limits on the amount of risk we are willing to accept for individual counterparties and by monitoring exposures in relation to such limits.

We trade only with recognized and creditworthy third parties. It is our policy that all customers who wish to trade on credit terms are subject to credit verification procedures. In addition, receivable balances are monitored on an on-going basis to reduce our exposure to bad debts.

We established a credit quality review process to provide regular identification of changes in the creditworthiness of counterparties. Counterparty limits are established and periodically reviewed based on latest available financial data on our counterparties’ credit ratings, capitalization, asset quality and liquidity. Our credit quality review process allows us to assess the potential loss as a result of the risks to which we are exposed and take corrective actions.

With respect to credit risk arising from our financial assets, which comprise cash and cash equivalents, trade and other receivables, notes receivable and certain derivative financial instruments, our exposure to credit risk arises from default of the counterparty, with a maximum exposure equal to the carrying amount of these financial instruments.

The table below shows the maximum exposure to credit risk for the components of the consolidated balance sheet, including derivative instruments.

	Gross Maximum Exposure(1)		Net Maximum Exposure(2)
	2007 (Unaudited)	2006 (As restated – Note 2)	2007 (Unaudited)	2006 (As restated – Note 2)
	(in million pesos)
Loans and receivables (Notes 2, 12, 14, 21 and 22):
Cash and cash equivalents	17,447	16,870	17,406	16,833
Short-term investments	13,415	8,327	13,414	8,327
Investments in debt securities	1,115	–	1,115	–
Corporate subscribers	8,641	8,109	2,681	1,597
Retail subscribers	8,178	7,875	3,909	2,076
Foreign administrations	4,597	6,393	3,550	3,886
Domestic carriers	1,885	1,965	1,469	1,343
Dealers, agents and others	2,201	2,588	413	690
Advances and refundable deposits – net of current portion	1,082	647	1,082	647
Held-to-maturity investments (Note 2):
Investments in debt securities	273	–	273	–
Investment available for sale (Note 2)	143	116	143	116
Held-for-trading (Note 2):
Forward foreign exchange contracts	193	3	193	3
Long-term foreign currency options	58	138	58	138
Bifurcated embedded derivatives	34	44	34	44
Long-term currency options	1	295	1	295
Derivatives used for hedging (Note 2):
Forward foreign exchange contracts	670	–	670	–
Total	59,933	53,370	46,411	35,995

(1) Gross financial assets before taking into account any collateral held or other credit enhancements or offsetting arrangements.

(2) Gross financial assets after taking into account any collateral held or other credit enhancements or offsetting arrangements.

The table below provides information regarding the credit quality by class of our financial assets according to our credit ratings of counterparties:

		Neither past due nor impaired		Past due but not impaired
	Total	Class A(1)	Class B(2)		Impaired
	(in million pesos)
December 31, 2007
Loans and receivables (Notes 2, 12, 14 and 22):
Cash and cash equivalents	17,447	15,139	2,308	–	–
Short-term investments	13,415	12,686	729	–	–
Investments in debt securities	1,115	–	–	1,115	–
Corporate subscribers	8,641	1,236	184	1,300	5,921
Retail subscribers	8,178	1,390	636	1,523	4,629
Foreign administrations	4,597	1,842	589	1,119	1,047
Domestic carriers	1,885	112	19	1,373	381
Dealers, agents and others	2,201	611	884	337	369
Advances and refundable deposits - net of current portion (Note 26)	1,082	1,082	–	–	–
Held-to-maturity investments (Note 2):
Investments in debt securities	273	273	–	–	–
Investments-available-for-sale (Note 2)	143	107	30	6	–
Held-for-trading (Note 2):
Forward foreign exchange contracts	193	190	3	–	–
Long-term foreign currency options	58	58	–	–	–
Bifurcated embedded derivatives	34	34	–	–	–
Long-term currency options	1	1	–	–	–
Derivatives used for hedging(3) (Note 2)
Forward foreign exchange contracts	670	670	–	–	–
Total	59,933	35,431	5,382	6,773	12,347

December 31, 2006
Loans and receivables (Notes 2, 12, 14 and 22):
Cash and cash equivalents	16,870	15,756	1,114	–	–
Short-term investments	5,519	5,213	306	–	–
Investments in debt securities	2,808	2,808	–	–	–
Corporate subscribers	8,109	1,023	177	433	6,476
Retail subscribers	7,875	687	215	1,134	5,839
Foreign administrations	6,393	1,653	792	1,442	2,506
Domestic carriers	1,965	359	43	1,060	503
Dealers, agents and others	2,588	972	34	377	1,205
Advances and refundable deposits - net of current portion (Note 26)	647	647	–	–	–
Investments-available-for-sale (Note 2)	116	86	26	4	–
Held-for-trading (Note 2):
Long-term foreign currency options	138	138	–	–	–
Long-term currency options	295	295	–	–	–
Bifurcated embedded derivatives	44	44	–	–	–
Forward foreign exchange contracts	3	3	–	–	–
Total	53,370	29,684	2,707	4,450	33,058

(1) This includes low risk and good paying customer accounts with no history of account treatment for a defined period and no overdue accounts as at report date; and deposits or placements to counterparties with good credit rating or bank standing financial review;

(2) This includes medium risk and average paying customer accounts with no overdue accounts as at report date, and new customer accounts for which sufficient credit history has not been established; and deposits or placements to counterparties not classified as Class A; and

(3) Gross receivables from counterparties, before any offsetting arrangements.

The aging analysis of past due but not impaired class of financial assets is as follows:

	Total	Neither past due nor impaired	Past due but not impaired
			1-60 days	61-90 days	Over 91 days	Impaired
	(in million pesos)
December 31, 2007
Loans and receivables (Notes 2, 12, 14 and 22):
Cash and cash equivalents	17,447	17,447	–	–	–	–
Short-term investments	13,415	13,415	–	–	–	–
Investments in debt securities (Notes 2 and 26)	1,115	1,115	–	–	–	–
Corporate subscribers	8,641	1,435	782	219	284	5,921
Retail subscribers	8,178	2,026	1,513	230	81	4,328
Foreign administrations	4,597	1,868	513	292	314	1,610
Domestic carriers	1,885	130	89	104	1,181	381
Dealers, agents and others	2,201	923	17	2	318	941
Advances and refundable deposits – net of current portion	1,082	1,082	–	–	–	–
Held-to-maturity investments (Note 2):
Investments in debt securities	273	273	–	–	–	–
Investments-available-for-sale	143	143	–	–	–	–
Held-for-trading (Note 2):	–
Forward foreign exchange contracts	193	193	–	–	–	–
Long-term foreign currency options	58	58	–	–	–	–
Bifurcated embedded derivatives	34	34	–	–	–	–
Long-term currency options	1	1
Derivatives used for hedging (Note 2):	–
Forward foreign exchange contracts	670	670	–	–	–	–
	59,933	40,813	2,914	847	2,178	12,347

December 31, 2006
Loans and receivables (Notes 2, 12, 14 and 22):
Cash and cash equivalents	16,870	16,870	–	–	–	–
Short-term investments (Note 2)	8,327	8,327	–	–	–	–
Corporate subscribers	8,109	1,200	195	60	178	6,476
Retail subscribers	7,875	902	947	118	69	5,839
Foreign administrations	6,393	2,445	695	267	480	2,506
Domestic carriers	1,965	402	96	77	887	503
Dealers, agents and others	2,588	999	25	14	342	1,208
Advances and refundable deposits – net of current portion	647	647	–	–	–	–
Investments-available-for-sale (Note 2)	116	116	–	–	–	–
Held-for-trading (Note 2):
Long-term foreign currency options	138	138	–	–	–	–
Long-term currency options	295	295	–	–	–	–
Bifurcated embedded derivatives	44	44	–	–	–	–
Forward foreign exchange contracts	3	3	–	–	–	–
	53,370	32,388	1,958	536	1,956	16,532

Impairment assessments

The main consideration for the impairment assessment include whether any payments of principal or interest are overdue by more than 90 days or there any known difficulties in the cash flows of counterparties, credit rating downgrades, or infringement of the original terms of the contract. Our impairment assessments are classified into two areas: individually assessed allowance and collectively assessed allowance.

Individually assessed allowance

We determine the allowance appropriate for each individually significant loan or advance on an individual basis. Items considered when determining allowance amounts include the sustainability of the counterparty’s business plan, its ability to improve performance once a financial difficulty has arisen, projected receipts and the expected dividend payout should bankruptcy ensue, the availability of other financial support, the realizable value of collateral, if any, and the timing of the expected cash flows. The impairment losses are evaluated at each reporting date, unless unforeseen circumstances require more careful attention.

Collectively assessed allowances

Allowances are assessed collectively for losses on loans and advances that are not individually significant and for individually significant loans and advances where there is no objective evidence of individual impairment. Allowances are evaluated on each reporting date with each portfolio receiving a separate review.

The collective assessment takes account of impairment that is likely to be present in the portfolio even though there is no objective evidence of the impairment in an individual assessment. Impairment losses are estimated by taking into consideration the following information; historical losses on the portfolio, current economic conditions, the approximate delay between the time a loss is likely to have been incurred and the time it will identified as requiring an individually assessed impairment allowance, and expected receipts and recoveries once impaired. The impairment allowance is then reviewed by credit management to ensure alignment with our policy.

Capital Management

We aim to achieve an optimal capital structure in pursuit of our business objectives which include maintaining healthy capital ratios and strong credit ratings, and maximizing shareholder value.

In recent years, our cashflow from operations has allowed us to substantially reduce debts and, in 2005, resume payment of common dividends to shareholders. Since then, our strong cashflows have enabled us to make investments in new areas and pay higher dividends.

Our approach to capital management focuses on balancing the allocation of cash and the incurrence of debt as we seek new investment opportunities for new businesses and growth areas. Our current dividend policy is to pay out 70% of our core earnings to our shareholders. Further, in the event no investment opportunities arise, we may consider the option of returning additional cash to our shareholders in the form of special dividends or share buybacks. Philippine corporate regulations prescribe, however, that we can only pay out dividends or make capital distribution up to the amount of our unrestricted retained earnings.

As part of our aim to maximize returns to our shareholders, we obtained approval from our Board of Directors on January 29, 2008 for a buyback program of up to 2 million PLDT common shares.

Some of our debt instruments contain covenants that impose maximum leverage ratios. In addition, our credit ratings from the international credit ratings agencies are based on our ability to remain within certain leverage ratios.

We monitor capital using several financial leverage measurements, such as net debt to equity ratio. Net debt is derived by deducting cash and cash equivalents and short-term investments from total debt (notes payable and long-term debt). Our objective is to maintain our net debt to equity ratio below 100%.

	2007	2006
	(in million pesos)
Long-term debt, including current portion	60,147	79,953
Notes payable	493	201
Total debt	60,640	80,154
Cash and cash equivalents	(17,447)	(16,870)
Short-term investments	(13,415)	(8,327)
	(30,862)	(25,197)
Net debt	29,778	54,957
Equity attributable to equity holders of PLDT	111,113	102,500
Net debt to equity ratio	27%	54%

27. Reclassification of Accounts

Certain accounts in December 31, 2006 audited consolidated financial statements were reclassified to conform with the December 31, 2007 unaudited consolidated financial statements presentation.